As confidentially submitted to the Securities and Exchange Commission on October 21, 2024. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Kabushiki Kaisha Center Mobile

(Exact name of registrant as specified in its charter)

Center Mobile Co., Ltd.

(Translation of Registrant’s name into English)

Japan	4812	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Realize Sakaisuji-Honmachi Building Room 507

1-5-31 Kyutaromachi, Chuo-ku,

Osaka City, Osaka, 541-0056

Japan

+81-06-6263-6808

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[●]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Ying Li, Esq. Brian B. Margolis, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 212-530-2206	Debbie A. Klis, Esq. Olivia Y. Wang, Esq. Rimon P.C. 1050 Connecticut Avenue, NW, Suite 1050 Washington, DC 20036 202-935-3390

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED OCTOBER [          ], 2024

Center Mobile Co., Ltd.

[          ] American Depositary Shares

Representing [             ] Ordinary Shares

This is a firm commitment initial public offering (the “Offering”) of the American depositary shares (the “ADSs”) representing our ordinary shares (“Ordinary Shares” or individually, an “Ordinary Share”). We are offering [         ] ADSs, and each ADS represents one Ordinary Share. We expect the initial public offering price of the ADSs to be in the range of $[        ] to $[        ] per ADS. Prior to this Offering, there has been no public market for the ADSs or our Ordinary Shares. The underwriters may also purchase up to fifteen percent (15%) of the Ordinary Shares sold in the Offering within 45 days to cover over-allotments, if any.

We intend to apply to list the ADSs on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CTMB”. It is a condition to the closing of this Offering that the ADSs are approved for listing on Nasdaq. At this time, Nasdaq has not yet approved our application to list the ADSs and there is no guarantee or assurance that the ADSs will be approved for listing on Nasdaq.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Investing in the ADSs involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 10 to read about factors you should consider before buying the ADSs.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 29 of this prospectus for more information.

Following the completion of this Offering, our issued and outstanding share capital will consist of the Ordinary Shares. Mr. Tatsuya Nakagoshi, our representative director and Chief Executive Officer, will hold approximately [*]% of the aggregate voting power of our issued and outstanding Ordinary Shares, assuming no exercise of the Representative’s (as defined below) over-allotment option, or approximately [*]%, assuming full exercise of the Representative’s over-allotment option, based on an assumed initial public offering price of $[*] per ADS. As such, we will be deemed to be a “controlled company” under Nasdaq Listing Rule 5615(c). However, even if we are deemed to be a “controlled company,” we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Listing Rules. Nevertheless, as a foreign private issuer, we intend to follow home country practice. Further, for as long as Mr. Nakagoshi beneficially owns a majority of the voting power of our outstanding Ordinary Shares, he will generally be able to control the outcome of matters submitted to our shareholders for approval, including the election of directors, without the approval of our other shareholders. See “Risk Factors—Risks Relating to this Offering and the Trading Market—As a foreign private issuer, we intend to follow home country practice even though we will be considered a “controlled company” under Nasdaq corporate governance rules, which could adversely affect our public shareholders,” and see also “Management—Controlled Company.”

	Per ADS	Total Without Over-Allotment Option	Total With Over-Allotment Option
Initial public offering price	$	$	$
Underwriters’ discounts(1)	$	$	$
Proceeds to our company before expenses(2)	$	$	$

(1)	Represents an underwriting discount equal to 7.0% per ADS or 5.0% per ADS for the proceeds from investors identified and introduced directly by us.

(2)	In addition to the underwriting discounts listed above, we have agreed to: (i) reimburse the underwriters for certain expenses; and (ii) provide a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to R.F. Lafferty &Co., Inc, the representative of several underwriters of this offering (the “Representative”). The registration statement of which this prospectus forms a part also covers ADSs issuable upon the exercise thereof and the underlying Ordinary Shares. See “Underwriting” for additional information regarding total underwriter compensation.

This Offering is being conducted on a firm commitment basis. The lead underwriter is obligated to take and pay for all of the ADSs representing our Ordinary Shares are taken. We have granted to the Representative an option, exercisable within 45 days from the date of this prospectus, to purchase up to an additional 15.0% of the total number of ADSs to be offered hereby at the public offering price less the underwriting discounts. If the lead underwriter exercises the option in full, and assuming an offering price of $___ per Ordinary Share, which is the midpoint of the range set forth on the cover page of this prospectus, the total gross proceeds to us, before underwriting discounts, commissions and expenses, will be approximately $___ million.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about [           ], 2024 through the book-entry facilities of The Depository Trust Company.

Prospectus dated [    ], 2024

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どのプランでどれだけ使っても最大で0円まで割引!
お申込みはこちら

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus must inform themselves about, and observe any restrictions relating to, the Offering and the distribution of this prospectus or any free writing prospectus outside of the United States. This Offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs representing our Ordinary Shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

Until                          , 2024 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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About this Prospectus

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is current only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Our functional currency and reporting currency are the Japanese yen (“JPY” or “¥”), the legal currency of Japan. The terms “dollar” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this prospectus are based on the exchange rate of JPY to U.S. dollars of ¥157.19=$1.00. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars, which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“ADRs” are to the American Depositary Receipts that may evidence the ADSs;

●	“ADSs” are to the American Depositary Shares, each of which represents one Ordinary Share;

●	“Center Mobile,” “we,” “us,” “our,” “our Company,” or the “Company” are to Center Mobile Co., Ltd., a joint-stock corporation with limited liability organized under Japanese law;

●	“Companies Act” are to the Companies Act of Japan (Act No. 86 of 2005, as amended);

●	“FINRA” are to the Financial Industry Regulatory Authority;

●	“FourM” are to FourM Co., Ltd, a Japanese internet advertising company;

●	“full range” of 4G LTE voice, texting, and data services includes the ability to make clear phone calls, send and receive text messages, and access the internet at moderate to high speeds for web browsing, streaming videos, downloading files, and using apps;

●	“Ordinary Shares” are to the ordinary shares of Center Mobile;

●	“Pay Storage” are to Pay Storage Co., Ltd., a wholly-owned subsidiary of Center Mobile; and

●	“SEC” are to the U.S. Securities and Exchange Commission.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the Representative of its over-allotment option.

On June 24,  2024, the Company’s board of directors approved a 31,129-for-1 share split of its issued and outstanding ordinary shares which was based on a record date of June 30, 2024. On July 1, 2024, the Company effected a 31,129-for-1 share split of its issued and outstanding ordinary shares following the receipt of shareholder approval. In connection with the share split, the total number of outstanding Ordinary Shares increased from 257 to 8,000,153. Unless otherwise indicated, all share amounts and per share amounts in this prospectus have been presented to give effect to the 31,129-for-1 share split of our Ordinary Shares.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs, discussed under “Risk Factors,” before deciding whether to invest in the ADSs.

Unless otherwise indicated, all share amounts and per share amounts in this prospectus have been presented giving effect to a share split of our Ordinary Shares at a ratio of 1:31,129 shares approved by our shareholders on July 1, 2024.

Overview

We are a mobile connectivity and wireless communications services provider in Japan, offering a “full range” of 4G LTE voice, texting, and data services covering all areas throughout Japan. Our customers are attracted to our services because of our competitive prices, flexible monthly plans, the high quality and stability of our services, and our innovative business model that allows our customers to lower their monthly fees. We offer such services on a monthly basis for specified quantities of minutes or amounts of data selected in advance. In addition, we are, as of the date of this prospectus, one of the few mobile connectivity and wireless communications services providers in Japan operating an innovative business model that allows our customers to lower their monthly fees for our services by watching advertisements or playing games through our proprietary app, “PLAIO.” Through our business model that incentivizes our customers to watch advertisements through PLAIO, we are able to receive advertising fees from advertisers and use them to reward those customers who watched advertisements in the form of “points,” which may be used by them to lower their monthly fees for our mobile connectivity and wireless communications services.

As a mobile virtual network operator (“MVNO”), we provide mobile connectivity and wireless communications services in Japan by using the infrastructure and communication system of NTT Docomo, Inc. (“NTT Docomo”), one of the largest Japanese mobile network operators (“MNO”) in terms of subscription market share. To provide mobile connectivity and wireless communications services to our customers, we lease mobile connectivity and wireless communications services and applicable SIM cards from FreeBit Co., Ltd. (“FreeBit”), a Japanese mobile virtual network enabler (“MVNE”) that leases the wireless network infrastructure from NTT Docomo, and re-leases the SIM cards to OEM partners, retailers who re-lease the SIM cards under their own brands (“OEM Partners”), or to customers through our online store, directly-operated stores, franchise stores, and distributors under our name (the “SIM Card Business”).

Because we do not own or operate a physical network or relevant appliances and equipment, we are free from related capital expenditures and, therefore, are able to focus our resources on providing competitive prices for our services against MNOs. Furthermore, in addition to the monthly fees from our customers, we are also able to generate advertisement revenue through “PLAIO,” our proprietary app. While it is common for other mobile connectivity and wireless communications services providers that operate diversified businesses to generate additional revenue by selling other services to existing customers for the mobile connectivity and wireless communications services, our innovative business model allows us to generate additional advertisement revenue without the sales of other services, enabling two revenue streams from a single service. This unique dual revenue structure with lower overhead, provides us with additional funds to provide high-quality and stable services by leasing sufficient bandwidth for mobile connectivity and wireless communications services from FreeBit yet at competitive prices to our customers.

As of May 31, 2024, we had entered into approximately 30,033 service agreements in connection with our mobile connectivity and wireless communications services and our revenue generated from the SIM Card Business was approximately $6,746 thousand and $8,347 thousand, respectively, during the fiscal years ended May 31, 2024 and 2023, which accounted for 67.1% and 74.5% of our total revenue for those periods, respectively.

We also operate an internet service business to provide communications services other than those we provide under the SIM Card Business (the “Internet Business”). Under the Internet Business, we offer three types of communications services: the mobile router connectivity service, the home wireless communications service, and the home internet service. For the mobile router connectivity service and the home wireless communications service, we, as an MVNO, lease SIM cards and mobile connectivity and wireless communications services and purchase applicable mobile routers wholesale from an MVNE and sell our wireless communications services to the customers through our retail channels; for the home internet service, we purchase internet access services and applicable home routers wholesale from an internet access service provider that purchases the optical fiber system and internet access services wholesale from telecom companies and sell our internet access services to customers through our retail channels.

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As of May 31, 2024, we had entered into approximately 1,127 service agreements under the Internet Business, and our revenue generated from the Internet Business was approximately $283 thousand and $465 thousand, respectively, during the fiscal years ended May 31, 2024 and 2023, which accounted for 2.8% and 4.6% of our total revenue for those periods, respectively.

In addition to the SIM Card Business and the Internet Business, we currently also operate an outsourcing business (the “Outsourcing Business”). Under the Outsourcing Business, we work as a staffing agency, and our goal and policy are to provide a more stable working environment and conditions for job seekers. Unlike most of the staffing agencies in Japan that only hire job seekers and dispatch them to their corporate clients without providing much training, leaving the training to such corporate clients, we hire job seekers as our full-time employees and provide basic training to help them fit into the workplaces and positions that we consider the best match for them based on their willingness, interests, personalities, experiences, requirements, and our corporate clients’ needs before dispatching them to our corporate clients We also focus on the welfare of our employees and, we believe, offer more competitive employment conditions compared to those of other staffing agencies in Japan. By doing so, we may provide a more stable working environment and conditions for job seekers, which benefits us in recruiting more talented and competent personnel to appeal to more corporate clients. For each dispatch, our corporate clients pay us a monthly dispatch fee, and we then pay our employees who are dispatched monthly salaries, transportation allowance, and incentive bonuses out of the dispatch fees. When our full-time employees are not dispatched to our corporate clients, they generally work at our office and assist in matters such as managing dispatched employees and acquiring new corporate clients.

In addition, for job seekers who do not intend to take the dispatch path, we provide the service of acting as an intermediary, introducing them to appropriate hirers based on job seekers’ willingness, interests, personalities, experiences, requirements, and the hirers’ needs. In particular, in some special cases of blue-collar job seekers, if they face financial difficulties before getting hired, we support them with a certain amount of living expenses for a certain period of time. By doing so, we expect to make our service appealing to more job seekers, enabling us to secure the source of job seekers. After the job seekers are hired, we charge the hirers referral fees no greater than 35% of the workers’ estimated annual compensation package.

During the fiscal years ended May 31, 2024 and 2023, our revenue generated from the Outsourcing Business was approximately $1,685 thousand and $467 thousand, respectively, which accounted for 16.8% and 4.2% of our total revenue for those periods, respectively.

In addition to our SIM Card Business, Internet Business, and Outsourcing Business, we currently also operate a travel business (the “Travel Business”). Through cooperating with our travel business partners, we operate a portal site that allows customers to purchase travel plans such as hotel plus airplane ticket set plans and hotel plus Shinkansen (i.e., the Japanese bullet trains) ticket travel plans. In most cases, our prices are lower than wholesale prices. While our prices may sometimes be slightly higher than the wholesale price, they are still lower than the official prices set by the hotels, airlines, and the Shinkansen company. We charge a monthly subscription fee of 2,530 Japanese yen (approximately $16). As of May 31, 2024, we had approximately 5,476 subscribers, and our revenue generated from the Travel Business was approximately $905 thousand and $1,462 thousand, respectively, during the fiscal years ended May 31, 2024 and 2023, which accounted for 9% and 13% of our total revenue for those periods, respectively.

Presently, we intend to expand into the fields of a water dispenser business and to develop our original smartphones. The water dispenser business plans to develop a model with a hot water mode for health-conscious users, a baby formula mode for preparing infant formula, advanced sterilization functions, and IoT (i.e., Internet of Things) technology. In connection with the development of our original smartphones, to date, we have completed market research and prepared to form partnerships with companies that will support development, as well as manufacturers who will handle production. Next steps involve finalizing the product design, moving into mass production, and developing an upgraded version of the water dispenser with additional features, along with obtaining relevant patents.

Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

●	competitive price and an innovative business model;

●	high quality and stability of our mobile connectivity and wireless communications services;

●	experienced management team with strong technical and operational expertise;

●	we have developed nationwide retail channels and flexible expansion model.

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Growth Strategies

We intend to grow our business using the following key strategies:

●	continue to grow our SIM Card Business;

●	increase our visibility and brand awareness by advertising; and

●	expand into the fields of water dispenser business and develop our original smartphones.

Our Challenges

We face risks and uncertainties in realizing our business objectives and executing our strategies, including but not limited to the following significant challenges:

●	substantial dependence on the success of franchise stores and OEM Partners for customer acquisition in the SIM Card Business and Internet Business;

●	reliance on MVNEs, MNOs, and other third-party service providers in the SIM Card Business and Internet Business;

●	dependence on FourM for displaying advertisements to customers through the PLAIO application and generating advertising revenue; and

●	reliance of the Staff Agency Business on dispatch fees paid by PayPay Corporation.

Corporate Information

Our headquarters are located at Realize Sakaisuji-Honmachi Building Room 507, 1-5-31 Kyutaromachi, Chuo-ku, Osaka City, Osaka, 541-0056, Japan and our phone number is +81-06-6263-6808. Our website address is https://centermobile.co.jp. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus or the registration statement of which it forms a part. Our agent for service of process in the United States is [●].

Corporate Structure

Center Mobile was incorporated as a joint-stock corporation (kabushiki kaisha) with limited liability under Japanese law on June 2, 2020, in Osaka, Japan. The following chart illustrates our corporate structure as of the date of this prospectus and upon completion of this Offering.

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(1)	The pre-IPO percentages are based upon 8,000,153 Ordinary Shares issued and outstanding as of the date of this prospectus. The post-IPO percentages are based on [ ] Ordinary Shares issued and outstanding after this Offering, assuming no exercise of the over-allotment option.

Following the completion of this Offering, Mr. Tatsuya Nakagoshi, our representative director and Chief Executive Officer, will hold approximately [*]% of the aggregate voting power of our issued and outstanding Ordinary Shares, assuming no exercise of the Representative’s over-allotment option, or approximately [*]%, assuming full exercise of the Representative’s over-allotment option, based on an assumed initial public offering price of $[*] per ADS, representing the mid-point of the price range set forth on the cover page of this prospectus. As such, we will be deemed to be a “controlled company” under Nasdaq Listing Rule 5615(c). However, even if we are deemed to be a “controlled company,” we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Listing Rules. Nevertheless, as a foreign private issuer, we intend to follow home country practice. Further, for as long as Mr. Nakagoshi beneficially owns a majority of the voting power of our outstanding Ordinary Shares, he will generally be able to control the outcome of matters submitted to our shareholders for approval, including the election of directors, without the approval of our other shareholders. See “Risk Factors—Risks Relating to this Offering and the Trading Market—As a foreign private issuer, we intend to follow home country practice even though we will be considered a “controlled company” under Nasdaq corporate governance rules, which could adversely affect our public shareholders,” and see also “Management—Controlled Company.”

Implications of Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives, and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis;”

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●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”) occurred, if we have more than $1.235 billion in annual revenue, have a public float of $700 million or more, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material non-public information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

As a foreign private issuer, Nasdaq corporate governance rules allow us to follow corporate governance practice in our home country, Japan, with respect to appointments to our board of directors and committees. We intend to follow home country practice, as permitted by Nasdaq. See “Risk Factors—Risks Relating to this Offering and the Trading Market—Because we are a foreign private issuer and intend to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer” beginning on page 28 of this prospectus. Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

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Controlled Company

Upon completion of this Offering, Mr. Tatsuya Nakagoshi, our representative director and Chief Executive Officer, will hold approximately [*]% of the aggregate voting power of our issued and outstanding Ordinary Shares, assuming no exercise of the Representative’s over-allotment option, or approximately [*]%, assuming full exercise of the Representative’s over-allotment option, in each case, based on an assumed initial public offering price of $[*] per ADS, representing the mid-point of the price range set forth on the cover page of this prospectus.

As a result, we will be deemed to be a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	an exemption from the rule that a majority of our board of directors consist of independent directors;

●	an exemption from the rule that our director nominees be selected or recommended solely by independent directors; and

●	an exemption from the rule that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Consequently, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

As a foreign private issuer, however, Nasdaq corporate governance rules allow us to follow corporate governance practice in our home country, Japan, with respect to appointments to our board of directors and committees. We intend to follow home country practice, as permitted by Nasdaq, rather than rely on the “controlled company” exception to the corporate governance rules. See “Risk Factors—Risks Relating to this Offering and the Trading Market—Because we are a foreign private issuer and intend to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.” Further, for as long as Mr. Nakagoshi beneficially owns a majority of the voting power of our outstanding Ordinary Shares, he will generally be able to control the outcome of matters submitted to our shareholders for approval, including the election of directors, without the approval of our other shareholders. Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Summary of Risk Factors

Investing in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Relating to Our Business

The following summarizes some of the more important risks and uncertainties related to an investment in the securities offered hereby. It is not a summary of all of the risks we face. For a more detailed discussion of risks related to our securities, please see the section captioned “Risk Factors” beginning on page 10 of the prospectus.

Risks and uncertainties related to our business include, but are not limited to, the following:

●	our dependence on MVNEs, their MNOs, and other third-party service providers could prevent us from continuously providing our services to our customers, which could result in decreased sales and revenue and loss of market share (see the disclosure beginning on page 10 of this prospectus);

●	our ability to provide travel plans at competitive prices is crucial to the success of our Travel Business. If we are unable to continue to provide attractive travel plans, the number of subscribers of our travel services may decline, which could cause a decrease in our Travel Business revenue and materially and adversely affect our business, financial condition, and results of operations (see the disclosure beginning on page 11 of this prospectus);

●	we rely greatly on FourM for showing advertisements to our customers through our PLAIO application and collecting advertising revenue under contractual terms. Unexpected termination of our contractual relationship with FourM would materially and adversely affect our business, financial condition, and results of operations (see the disclosure beginning on page 11 of this prospectus);

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●	we have a limited operating history, and face significant challenges and will incur substantial expenses as we build implement our growth strategy, and it may be difficult for potential investors to evaluate our business (see the disclosure beginning on page 11 of this prospectus);

●	we operate in highly competitive industries across our SIM Card Business, Internet Business, and Outsourcing Business and Travel Business, and we may not be able to compete effectively, especially against competitors with greater financial, marketing, and other resources (see the disclosure beginning on page 11 of this prospectus);

●	our business depends on a strong brand recognition, and if we fail to respond to customer requirements or are not able to maintain and enhance our brand, our business and results of operations may be harmed (see the disclosure beginning on page 12 of this prospectus);

●	our business is dependent on our ability to expand our services across our SIM Card Business, Internet Business, and Outsourcing Business and Travel Business, and we may not be able to compete effectively, especially against competitors with greater financial, while maintaining the quality of the services provided and keeping a positive customer experience (see the disclosure beginning on page 12 of this prospectus);

●	if we are unable to keep our strengths, such as keeping SIM card service prices competitive and attractive, and providing high-quality internet services, our profitability will suffer (see the disclosure beginning on page 12 of this prospectus);

●	the loss of key personnel could have a material adverse effect on our business, as our success is substantially dependent on the continued service of our senior management and technical staffs (see the disclosure beginning on page 12 of this prospectus); and

●	if we fail to maintain and increase our retail channels, our business, financial condition, and results of operations could be materially and adversely affected (see the disclosure beginning on page 13 of this prospectus).

Risks Relating to this Offering and the Trading Market

In addition to the risks described above, we are subject to general risks and uncertainties related to this Offering and the trading market of the ADSs, including, but are not limited to, the following:

●	you will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares underlying the ADSs purchased (see the disclosure beginning on page 21 of this prospectus);

●	future issuances of the ADSs or Ordinary Shares or securities convertible into, or exercisable or exchangeable for, ADSs or Ordinary Shares could cause the market price of the ADSs to decline and would result in the dilution of your holdings (see the disclosure beginning on page 21 of this prospectus);

●	the sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price (see the disclosure beginning on page 21 of this prospectus);

●	the market price of the ADSs may be volatile or may decline regardless of our operating performance, and you may not be able to resell your ADSs at or above the initial public offering price (see the disclosure beginning on page 22 of this prospectus);

●	if we fail to implement and maintain an effective system of internal control, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected (see the disclosure beginning on page 23 of this prospectus);

●	we will incur substantially increased costs as a result of being a public company (see the disclosure beginning on page 23 of this prospectus);

●	because we are a foreign private issuer and intend to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer (see the disclosure beginning on page 28 of this prospectus); and

●	if we cannot satisfy, or continue to satisfy, the listing requirements and other rules of Nasdaq, the ADSs may not be listed or may be delisted, which could negatively impact the price of the ADSs and your ability to sell them (see the disclosure beginning on page 29 of this prospectus).

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THE OFFERING

Securities offered by us	[ ] ADSs, representing [ ] Ordinary Shares, excluding the [ ] ADSs, representing [ ] Ordinary Shares, underlying the over-allotment option

Over-allotment option	We have granted to the Representative an option, exercisable within 45 days from the date of this prospectus, to purchase up to an additional 15.0% of the total number of ADSs to be offered hereby.

Initial Public Offering Price per ADS	We currently estimate that the initial public offering price will be in the range of $[ ] to $[ ] per ADS.

Ordinary Shares outstanding prior to completion of this Offering	8,000,153 Ordinary Shares

ADSs outstanding immediately after this Offering	[ ] ADSs, assuming no exercise of the Representative’s over-allotment option

[ ] ADSs, assuming full exercise of the Representative’s over-allotment option

Ordinary Shares outstanding immediately after this Offering	[ ] Ordinary Shares, assuming no exercise of the Representative’s over-allotment option

[ ] Ordinary Shares, assuming full exercise of the Representative’s over-allotment option

Listing	We intend to apply to have the ADSs listed on Nasdaq. The closing of this Offering is conditioned upon Nasdaq’s approval of the listing of the ADSs on Nasdaq, and there is no guarantee or assurance that the ADSs will be approved for listing on Nasdaq.

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Proposed ticker symbol	“CTMB”

The ADSs	Each ADS represents one Ordinary Share.

The depositary or its nominee will be the holder of the Ordinary Shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary, and all holders and beneficial owners of ADSs issued thereunder.

If we declare dividends on our Ordinary Shares, the depositary will distribute the cash dividends and other distributions it receives on our Ordinary Shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary to withdraw the Ordinary Shares underlying your ADSs. The depositary will charge you a fee for such exchange.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Depositary	[*]

Use of proceeds

We estimate that we will receive aggregate net proceeds of approximately $[  ] million (or $[  ] million if the Representative exercises its option to purchase additional ADSs in full) from this Offering, based on the assumed initial public offering price of $[  ] per ADS, representing the mid-point of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us.

We intend to use the net proceeds from this Offering for the development and expansion of our water dispenser business and original smartphones business, and for the expansion of our existing businesses. See “Use of Proceeds” on page 32 for more information.

Lock-up	We and each of our officers, directors, and holder(s) of 5.0% of the outstanding shares of Ordinary Shares as of the effective date of the registration statement of which this prospectus forms a part have agreed and will enter into customary lock-up agreements with the Representative not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of 180 days from the date of this prospectus. See “Underwriting—Lock-Up Agreements” for more information.

Risk factors	The ADSs offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 10 for a discussion of factors to consider before deciding to invest in the ADSs.

Controlled company	Mr. Tatsuya Nakagoshi, our representative director and Chief Executive Officer, will hold approximately [*]% of the aggregate voting power of our issued and outstanding Ordinary Shares, assuming no exercise of the Representative’s (as defined below) over-allotment option, or approximately [*]%, assuming full exercise of the Representative’s over-allotment option, based on an assumed initial public offering price of $[*] per ADS. As such, we will be deemed to be a “controlled company” under Nasdaq Listing Rule 5615(c). However, even if we are deemed to be a “controlled company,” we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Listing Rules. Nevertheless, as a foreign private issuer, we intend to follow home country practice. Further, for as long as Mr. Nakagoshi beneficially owns a majority of the voting power of our outstanding Ordinary Shares, he will generally be able to control the outcome of matters submitted to our shareholders for approval, including the election of directors, without the approval of our other shareholders. See “Risk Factors—Risks Relating to this Offering and the Trading Market—As a foreign private issuer, we intend to follow home country practice even though we will be considered a “controlled company” under Nasdaq corporate governance rules, which could adversely affect our public shareholders,” and see also “Management—Controlled Company.”

Payment and Settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company (“DTC”) on [ ], 2024.

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RISK FACTORS

An investment in the ADSs involves a high degree of risk. Before deciding whether to invest in the ADSs, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations, or cash flow could be materially and adversely affected, which could cause the trading price of the ADSs to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in the ADSs if you can bear the risk of loss of your entire investment.

Risks Relating to Our Business

Our dependence on MVNEs, their MNOs, and other third-party service providers could prevent us from continuously providing our services to our customers, which could result in decreased sales and revenue and loss of market share.

For our SIM Card Business, we lease mobile connectivity and wireless communications services and applicable SIM cards from FreeBit Co., Ltd. (“FreeBit”), a Japanese MVNE that leases the wireless network infrastructure from NTT Docomo. While our service agreement has been automatically renewed every year since 2022, we have not entered into a long-term service agreement with FreeBit. See “Business—SIM Card Business.” Moreover, for our Internet Business, we lease SIM cards and mobile connectivity and wireless communications services and purchase applicable mobile routers wholesale from Network Consulting Co., Ltd, a Japanese MVNE that leases SIM cards and mobile connectivity and wireless communications services (“Network Consulting”), and purchase applicable mobile routers wholesale from UQ Communications Inc., a Japanese MNO. In addition, we purchase internet access services and applicable home routers wholesale from NEXT BB Co., Ltd (“NEXT BB”), a Japanese internet access service provider that purchases the optical fiber system and internet access services wholesale from NTT East Corporation and NTT West Corporations. See “Business—Internet Business.” Our service agreements with Network Consulting and NEXT BB have an automatic renewal term, allowing us to continue the contractual relationship under the same terms, unless either party notifies the other of its intention to the contrary in writing no later than one month before the expiration of the then current term. However, there is no assurance that FreeBit will continue to lease the wireless network infrastructure from NTT Docomo and renew our service agreement with us. It is also possible that Network Consulting or NEXT BB may terminate our service agreement for our Internet Business. If the above MVNEs and other third-party service providers determine to terminate our service agreements or replacing existing terms with unfavorable ones, we may have no means of replacing these services on a timely basis or at all, which may adversely affect our business, financial condition, and our results of operations.

In addition, we rely greatly on network services provided by our MVNEs, their MNOs, and other third-party services providers, which may subject to interruptions, errors, or delays with respect to their backbone network or service facilities caused by human errors, interruptions, errors, or delays with service facilities, or natural factors, including damage from fire, earthquakes, or other natural disasters, power loss, sabotage, computer hackers, cyber-attack, human error, computer viruses, and other similar events. If our MVNEs, their MNOs, and other third-party services providers experience any of these incidents and will not be able to repair or regain stable network services in a timely manner or at all, our network capacity provided by such MVNEs, their MNOs, and/or other third-party service providers will suffer. As a result, the credibility of our network and customer satisfaction could decrease significantly, which could have a material adverse effect on our business and results of operations.

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Our ability to provide travel plans at competitive prices is crucial to the success of our Travel Business. If we are unable to continue to provide attractive travel plans, the number of subscribers of our travel services may decline, which could cause a decrease in our Travel Business revenue and materially and adversely affect our business, financial condition, and results of operations.

We believe that the success of our Travel Business is dependent on our ability to provide subscribers with access to travel plans offered by partners at competitive prices. By cooperating with our travel business partners, we provide services that allow subscribers to purchase travel plans from our partners, at prices that are lower than the wholesale price in most cases. While our prices may sometimes be slightly higher than the wholesale price, they are still lower than the official prices set by the hotels, airlines, and the Shinkansen (Japanese bullet trains) company. If we are unable to keep travel plans offered by our partners via our portal site  attractive, for example, due to interruption of business relationships with our travel business partners or more attractive travel plans provided by competitors, our existing subscribers may terminate the subscriptions and we may not be able to attract new subscribers. As a result, our Travel Business revenue will decrease, which could materially and adversely affect our business, financial condition, results of operations, and the trading price of our ADSs after the Offering.

We rely greatly on FourM for showing advertisements to our customers through our PLAIO application and collecting advertising revenue under contractual terms. Unexpected termination of our contractual relationship with FourM would materially and adversely affect our business, financial condition, and results of operations.

We collect a significant amount of advertising revenue from the advertisers through FourM, who attracts and negotiates with the advertisers and manages the advertisements of those paying the highest advertising fees being displayed in our PLAIO application. During the fiscal years ended May 31, 2024 and 2023, advertising revenue collected from FourM was JPY 73,132 thousand ($465 thousand) and JPY 44,986 thousand ($286 thousand), respectively, which accounted for 92.3% and 53.8% of our total advertising revenue, respectively. Although our outsourcing agreement with FourM has an automatic renewal term, allowing us to continue the contractual relationship under the same terms, unless either party notifies the other of its intention to the contrary in writing no later than one month before the expiration of then current term, the term of our outsourcing agreement lasts only three months and could only be renewed for successive three-month terms. If FourM terminates our application license agreement, we may not be able to replace FourM with a third party in a timely manner or manage the advertisements on our own as effectively as FourM does, resulting in significant decrease in our advertisement revenue and inability to offer our customers with lower fees under our innovative business model, which could materially and adversely impact our business, financial condition, and results of operations.

We have a limited operating history and face significant challenges and will incur substantial expenses as we build our capabilities and it may be difficult for potential investors to evaluate our business.

We have only been in existence since 2020 and have a limited operating history. We are subject to the risks inherent in a growing company, including, among other things, risks that we may not be able to hire sufficient qualified personnel and establish operating controls and procedures. We rely on a limited number of trained internal personnel, as the Company only has 49 full-time employees. As we build our own capabilities, we expect to encounter risks and uncertainties frequently experienced by growing companies in new and rapidly evolving fields, including the risks and uncertainties described herein. If we are unable to build our own capabilities, our operating and financial results could differ materially from our expectations, and our business could suffer. Our limited operating history makes it difficult for potential investors to evaluate our business or prospective operations. Investors should evaluate an investment in us in light of the uncertainties encountered by such companies in a competitive environment. Our business is dependent upon the implementation of our business plan, as well as the ability and operation of our retail channels, such as OEM Partners and franchise stores. There can be no assurance that our efforts will be successful or that we will be able to continuously attain profitability.

We operate in highly competitive industries across our SIM Card Business, Internet Business, and Outsourcing Business and Travel Business, and we may not be able to compete effectively, especially against competitors with greater financial, marketing, and other resources.

We operate in highly competitive industries across our SIM Card Business, Internet Business, and Outsourcing Business and Travel Business, including significant competition in the MVNO industry in Japan. The major competitors of our SIM Card Business are major MVNOs, some of which are highly integrated service providers that are directly operated by MNOs or MVNEs. These major competitors may have greater brand recognition, larger customer bases, and a larger pool of technology human resources, including application development engineers, than we do. They may also have better financial resources to fund advertising, lease more bandwidth of the mobile connectivity and wireless communications services to improve network speed, invest more heavily in research and development, and reduce prices to retain existing customers and attract new customers. We will compete with these competitors on brand name, quality of services, level of expertise, advertising, product and service innovation, and differentiation of product and services. Moreover, new entrants from other industries into the MVNO industry with new and enhanced technologies may increase the competition and weaken our competitive position and profitability. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures could have a material adverse effect on our business, financial condition, and results of operations.

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Our business depends on a strong brand recognition, and if we fail to respond to customer requirements or are not able to maintain and enhance our brand, our business and results of operations may be harmed.

We believe that recognition of our brand contributes significantly to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our customer’s base. As our market becomes increasingly competitive, maintaining and enhancing our brand will depend largely on our ability to fund the advertising and promote our services and brand through social media platforms, which may be increasingly difficult and expensive. We also intend to engage with our existing and potential customers to receive real time feedback on our services. However, we cannot guarantee that the expected results will be achieved. If we are unable to maintain and enhance a strong brand recognition, or fail to respond to customer requirements, we may lose our competitive edge and may not be able to increase our customer base. As a result, our brand, business, and results of operations and the trading price of our ADSs after the Offering may be materially and adversely affected.

Our business is dependent on our ability to expand our services across our SIM Card Business, Internet Business, and Outsourcing Business and Travel Business, and we may not be able to compete effectively, especially against competitors with greater financial, while maintaining the quality of the services provided and keeping a positive customer experience.

Our business as a mobile connectivity and wireless communications services provider depends on our ability to maintain and expand our telecommunications service network while maintaining the quality of the services provided and a positive customer experience. We believe that our growth will require, among other aspects, increasing marketing activities and network capacity, continuous attention to service quality, and a positive customer experience. These requirements will place significant demand on our managerial, operational, and financial resources. Failure to manage successfully and effectively our growth could reduce the quality of our services and result in an inadequate customer experience that may have adverse effects on our business, financial condition, and results of operations.

If we are unable to keep our strengths, such as keeping SIM card service prices competitive and attractive, and providing high-quality internet services, our profitability will suffer.

We believe our success depends in substantial part on our ability to:

●	offer customers SIM card service at competitive prices;

●	offer customers flexible monthly plans to meet various customer needs;

●	enable customers to gain points and offset their monthly payments under our innovative business model

●	keep high quality and stability of our mobile connectivity and wireless communications services;

●	attract, train, and retain qualified management, technical staffs, and sales personnel;

●	establish nationwide retail channels and provide retailers flexibility to join as franchisees, distributors, or OEM Partners; and

●	effectively fund advertising.

If we are unable to maintain any of the above strengths, we may not be able to keep existing customers and attract new customers or maintain our brand recognition and competitive edge. As a result, our profitability will suffer and our business, financial condition, and results of operations and the trading price of our ADSs after the Offering could be materially and adversely affected.

The loss of key personnel could have a material adverse effect on our business, as our success is substantially dependent on the continued service of our senior management and technical staffs.

Our success is substantially dependent on the continued service of our senior management, technical staffs, and other key personnel, who have extensive market knowledge and long-standing industry relationship in the MVNO industry, substantial technical skills in mobile phone customer management system, and significant experience in expanding new business and marketing, including Mr. Tatsuya Nakagoshi, our founder and CEO, Mr. Yu Asano, Mr. Yusuke Kanazawa and Mr. Shintaro Yamaguchi, our directors, Mr. Kazuo Iseji, our Chief Financial Officer and director, Mr. Yuuki Hayakawa, our director who is in charge of new business, and Mr. Yoshiaki Izutsu, our director and chief technology officer who is also our engineer and designer since our inception. If one or more our key personnel are unable to continue in their present positions, we may not be able to replace them easily, or at all. The loss of such key personnel could make it more difficult to successfully operate our business and achieve our business goals, and result in loss of key information, expertise, or know-how. As a result, our business may be disrupted, and our financial condition, results of operations and the trading price of our ADSs after the Offering may be materially and adversely affected.

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If we fail to maintain and increase our retail channels, our business, financial condition, and results of operations could be materially and adversely affected.

Our retail channels are critical to our business as we acquire significant numbers of customers and enhance brand recognition through these retail channels. As of May 31, 2024, we had two directly-operated stores, which were all located in Osaka, Japan, 15 distributors, 36 franchise stores throughout Japan, and four OEM Partners. If any of these sales channels ceases operations or suffers business interruptions, we may lose customers and our corporate image and credibility may suffer, which could have a material and adverse effect on our business and results of operations.

Moreover, we intend to expand our retail channels by increasing the number of franchise stores and OEM Partners. The number and timing of new franchise stores and OEM Partners may be impacted by a number of factors, including:

●	our ability to increase brand awareness;

●	locations and the size of new stores;

●	competition in local areas where franchise stores or OEM Partners operate;

●	the negotiation of acceptable contractual terms, such as incentives and fees; and

●	the hiring, training, and retention of store management and other qualified personnel.

In addition, we have been operating an online store on our website since June 2021, where customers can choose the monthly plans and order SIM cards to be shipped to their addresses within Japan. Unavailability or delays in engaging new franchise stores or OEM Partners, failure to effectively operate our online store, or delays or costs resulting from a decrease in commercial development due to capital constraints, difficulties in staffing, or a lack of customer acceptance may negatively impact our new retail channels growth, which could have a material and adverse effect on our business and results of operations.

Our earnings depend substantially on the success of our franchise stores and OEM Partners, and we may be harmed by actions taken by our franchise stores or OEM Partners, or employees of our franchise stores and OEM Partners, which are outside of our control.

A significant portion of our SIM Card Business and Internet Business revenue is generated by monthly usage payments paid by our customers obtained through our franchise stores and OEM Partners. During the fiscal years ended May 31, 2024 and 2023, revenue from customers acquired through our franchise stores accounted for 1.8% and 1% of our total revenue, respectively, and revenue from our OEM Partners accounted for 69.6% and 56.5% of our total revenue, respectively.  Any business interruptions or reduction of revenue of our franchisees or OEM Partners could have an adverse effect on our business. Our franchise stores and OEM service agreements generally have a term of one year and automatically renew for successive one-year terms, unless either party notifies the other of its intention to the contrary in writing no later than three months before the expiration of the current term. If our franchise stores or OEM Partners terminate their agreements with us or request more favorable terms than the ones we currently have to renew such agreement, our retail channels will decrease and our ability to acquire customers will suffer. As a result, our business and results of operations will be materially and adversely affected.

In addition, although we license certain trademarks and trade names, such as センターモバイル (which translates to “center mobile”), and grant permission to use our store management know-how and provide management guidance to franchise stores, franchise stores are independent operators, and their employees are not our employees. Franchise stores may not operate their stores in a manner consistent with our standards and requirements or they or their employees may take actions that adversely affect the value of our brand. While we try to ensure that franchise stores maintain the quality of our brand and comply with their franchise agreements, franchise stores may take actions that adversely affect the value of our intellectual property or reputation or that are inconsistent with their contractual obligations. Although our franchise agreements permit us to terminate the agreement under certain circumstances, including violation of the agreement by a franchise store or deterioration of financial conditions of a franchise store, there can be no assurance that such remedy will be available or sufficient to prevent or undo harm to our brand.

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Our directly-operated stores, franchise stores, distributors, and OEM Partners are all located in Japan; therefore our current business and future growth could be materially and adversely affected if we experience a decline in customers in Japan.

Our directly-operated stores, franchise stores, distributors, and OEM Partners are all located in Japan. We expect to continue to derive a substantial portion of our revenue from Japan in the foreseeable future. Our current business and future growth could be materially and adversely affected if we experience a decline in consumer sales or customer engagement in Japan.

Due to the importance of the Japanese market to our business, we are also subject to macroeconomic risks specific to Japan. See “—General economic, political, and market conditions may have an adverse impact on our operating performance, results of operations, and cash flow” below.

If we fail to keep, manage, or properly use customers’ personal Information, we could be subject to lawsuits, incur expenses associated with our server management system, or suffer damages to our reputation.

We receive, collect, and manage sensitive data obtained from our customers, including personal information, such as name, date of birth, and residential address, and internet access login information. To protect the confidentiality of such obtained information, we exercise much care through our server management system and take steps to ensure the security of our network, in accordance with the Act on the Protection of Personal Information and the requirements set by the Ministry of Internal Affairs and Communications (“MIC”). However, our network may suffer Internet interruption caused by human error, problems with facilities or systems, cyber-attacks, hacking, or other unauthorized access by third parties. There can be no assurance that we will effectively prevent such threats or successfully mitigate the negative effects.

Moreover, despite internal controls, misconduct by our employees could result in the improper use or disclosure of sensitive data and personal information. If any person, including any of our employees, gains unauthorized access or penetrates our network security or otherwise mismanages sensitive data, we could be subject to significant liability or lawsuits for damages, incur expenses associated with repairing or upgrading our server management system, and suffer damages to our reputation that could result in severe decline in the number of new customers as well as increase service cancellations. Although we require our franchise stores and OEM Partners to protect customers’ personal information, our corporate image or credibility could be negatively impacted if they fail to properly protect such information or fail to comply with related laws or regulations.

If we or any franchise stores fails to attract, train, or retain qualified management and sales personnel in physical stores, our business and future growth may be materially and adversely affected.

Our physical stores’ reputation and successful operation are dependent on the quality of service performed by the management and sales personnel. To provide a positive customer experience and keep physical stores’ performance consistent with our culture and standards, we offer direct training to sales personnel for our directly-operated stores and provide sales guidance and manuals to franchise stores. We also intend to expand our Outsourcing Business by recruiting and dispatching them to sales companies to develop sales skills, which could be used for our SIM Cards Business and our future water dispenser business and original smartphones business. If we fail to attract, train, or retain qualified management and sales personnel, our physical stores’ performance will be negatively impacted, resulting in loss of customers and decline in revenue, which could have a material and adverse effect on our business, financial condition, results of operations and the trading price of our ADSs after the Offering.

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Our investment in the water dispenser business and the original smartphones business may not produce the returns we expect and may adversely affect our results of operations.

We have been significantly investing in the water dispenser business and the original smartphones business since January 2024 to diversify our revenue and collect data for future advertising business. For the fiscal year ended May 31, 2024, capital expenditures, including research and development, were JPY 2,500 thousand ($16 thousand). We are expecting to increase our revenue by selling water dispensers and original smartphones. We also expect to use water dispensers and original smartphones to collect data regarding customers’ personal interests and lifestyle habits by using our big data technology that we, cooperating with an external team, are currently researching and developing, and use such data for future advertising distribution. Part of the proceeds in this Offering will be used to expand both the water dispenser business and development, manufacture, and sales of our original smartphones. However, there is no assurance that our original smartphones or water dispensers will generate sufficient or any customer interest. Customers may not find our original smartphones attractive for reasons such as high cost compared to other devices in the market, low brand recognition, and lack of design preference, and our water dispensers may not be able to function properly or effectively in collecting lifestyle data as we expect. If we fail in our business strategy or fail to collect useful data, we may not be able to achieve the return we expect and we may fail to cover our development, manufacturing, and marketing costs and expenses associated with these new businesses. As a result, our results of operations and the trading price of our ADSs after the Offering may be materially and adversely affected.

We may not be able to successfully implement our business and operating strategies.

Our long-term success is greatly dependent on our ability to build and maintain a large customer base, attract new advertising sponsors, diversify revenue sources, and enhance brand recognition. To achieve these goals, our business and operating strategies include:

●	continue to grow our SIM Card Business;

●	expand customer base to be able to become an MVNE;

●	increase our visibility and brand awareness by advertising;

●	continue to expand into the fields of water dispenser business and develop our original smartphones;

●	develop and maintain good supplier relationships that provide us high-quality internet services and sufficient numbers of SIM cards and mobile and home routers;

●	expand retail channels, such as franchise stores and OEM Partners;

●	maximize customer satisfaction; and

●	train and retain skilled sales personnels through our Outsourcing Business.

The rapidly changing technology, Internet, travel and staffing industries means we will be required to innovate to remain competitive. However, we may not be able to implement these strategies successfully or realize the anticipated results fully or at all, and the implementation may be costlier or more challenging than we initially expected. In addition, our ability to successfully implement these strategies could be adversely affected by a number of factors beyond our control, including operating difficulties, increased ongoing operating costs, general economic conditions, increased competition, technological changes, and increased dependence on third-party suppliers and service providers. Presently, we intend to expand into the fields of a water dispenser business and to develop our original smartphones. Further, because there is no certainty that our growth strategy for the water dispenser business and the original smartphones business will be as successful as we anticipate, we may incur expenses or suffer losses of revenue for a significant period of time, which could have a material adverse effect on our business, financial condition, results of operations, and the trading price of our ADSs after the Offering.

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If we fail to keep up with the rapid development changes in our industry, our services may become obsolete, and we may lose customers.

Our markets are characterized by rapid development changes, including frequent new product and service introductions, continually changing customer requirements, and evolving industry standards. If we fail to obtain access to new or important technologies or fail to develop and introduce new services that are compatible with changing industry technologies and customer requirements, our services may become obsolete, and we may lose customers, which could have a material and adverse effect on our business, results of operations and the trading price of our ADSs after the Offering.

We require a significant amount of cash to fund our business expansion; if we cannot obtain additional capital on terms satisfactory to us when we need it, our growth prospects and future profitability may be materially and adversely affected.

We need to raise funds for our water dispenser business and original smartphones business so as to remain competitive.

Our ability to obtain external financing is subject to a number of uncertainties, including:

●	our future financial condition, results of operations, and cash flows;

●	general market conditions for financing activities by companies in our industry; and

●	economic, political, and other conditions in Japan and elsewhere.

If we are unable to obtain necessary funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability would likely be materially and adversely affected.

Regulatory matters and new legislation could negatively impact our ability to conduct our business.

As an MVNO in Japan, we are subject to a wide range of telecommunications, internet, and data protection laws and regulations as well as supervision by the MIC. Violation of such laws and regulations may result in investigations, business improvement orders, and corrective orders by the MIC, as well as criminal penalties such as fines and imprisonment. In addition, as we provide our services to consumers, we are also subject to consumer protection laws and regulations, including the Act against Unjustifiable Premiums and Misleading Representations, and supervision by the Japan Consumer Affairs Agency. In the event of a violation, the Japan Consumer Affairs Agency may issue an order to take measures and impose an administrative fine. These violations and consequences could harm our reputation and adversely affect our business, financial condition, and results of operations. We also hold a secondhand goods dealer license for resale of used smartphones, and a worker dispatching business license and a paid employment placement business license for our Outsourcing Business. Although we strive to ensure that our operations comply with applicable laws and regulations, there is no assurance that we will not violate any laws or regulations in the forceable future. Violations of relevant laws and regulations could result in the revocation of our licenses or suspension of our business, which could harm our reputation and adversely affect our business, financial condition, and results of operations. Enforcement of, or changes in, other laws and regulations of general applicability to Japanese companies could also have an adverse impact on our financial condition, results of operations and the trading price of our ADSs after the Offering.

Existing and future governmental regulation may substantially affect the way in which we conduct our business. These regulations may increase the cost of doing business or may restrict the way in which we offer products and services. We cannot predict how future regulatory changes may affect our business. Any changes in laws or regulations, such as those described above, or in policies of regulatory authorities affecting our business activities could adversely affect our financial condition or results of operations. For more information, see “Regulations.”

We face various cyber-security risks which, if not adequately addressed, could have an adverse effect on our business.

We face various cyber-security risks that could result in business losses, including contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, equipment failures, unauthorized access to and loss of confidential customer, employee, and/or proprietary data by persons inside or outside our Company. We are also exposed to cyber-attacks causing systems degradation or service unavailability by malicious third parties, and infiltration of malware (such as computer viruses) into our systems.

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The inability to operate our networks and systems as a result of cyber-attacks, even for a limited period of time, may result in significant expenses to us and/or a loss of market share to other MVNOs. The costs associated with a major cyber-attack could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cyber-security measures and the use of alternate resources, lost revenue from business interruption, and litigation. If we are unable to adequately address these cyber-security risks, our operating network and information systems could be compromised, which would have an adverse effect on our business, financial condition, reputation, and results of operations.

We rely on our relationships with certain business partners to develop and manufacture water dispensers and original smartphones. If these relationships were to be impaired, or if one of our business partners were unable to supply sufficient products to keep pace with our growth plans, we may not be able to continue to meet our current requirements and new business expansion in a timely manner, which could have a material adverse effect on business.

To develop the water dispenser business and the original smartphones business, we have engaged certain business partners to develop and manufacture water dispensers and our own original smartphones. If we fail to maintain strong relationship with our existing business partners or fail to continue acquiring and strengthening relationships with new business partners, or any of them decide to end its relationship with us, we may not be able to replace them in a timely manner or at all. As a result, our ability to develop the water dispenser business and the original smartphones business may be limited and negatively impacted, which could have a material and adverse effect on our competitive position and business expansion.

Our businesses depend on using and protecting our intellectual property rights and on not infringing the intellectual property rights of others.

We rely on our intellectual property, such as our PLAIO applications, copyrights, trademarks, trade secrets, and management know-how to conduct our business, and authorize third parties to use such intellectual property through application license agreements, OEM service agreements, and franchise agreements.

Legal challenges to our intellectual property rights and claims of intellectual property infringement by third parties could require us to enters into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability, or be enjoined preliminarily or permanently from further use of the intellectual property in question. If any of these events occur, we may need to change our business practices, which may limit our ability to compete effectively and could have an adverse effect on its results of operations. In the event that we believe any such challenges or claims are without merit, they can nonetheless be time-consuming and costly to defend and divert management’s attention and resources away from our businesses.

The success of our SIM Card Business expansion and our innovative business model development relies on our ongoing and future patent applications of big data technologies, which, if unsuccessful or delayed, could materially and adversely affect our business, financial condition, and results of operations.

We intend to continue to grow our SIM Card Business and further develop our innovative business model by using our ongoing patent applications related to big data technologies. See “Business—Growth Strategies.” We may also need to apply for new patents in the forceable future to meet our business expansion and development requirement. However, we cannot predict whether such pending patents will be granted by the Japan Patent Office and when we will apply for new patents. If we fail to obtain any of these patents or are unable to apply for new patents, we may need to change our business strategy, invest in new technologies, or secure a license from a third party for similar technologies, which may incur expenses and could have an adverse effect on our business, financial condition, results of operations and the trading price of our ADSs after the Offering.

We are subject to credit risk with respect to our customers.

Our operations depend to a significant extent on the ability of our customers to pay for our services. Customers shall pay communication service usage fees for a certain month in the next month, i.e., pay the fee for May in June. If we are unable to undertake measures to limit payment defaults by our customers, we will remain subject to outstanding uncollectible amounts, which could have an adverse effect on our results of operations and the trading price of our ADSs after the Offering.

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If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition could be materially and adversely affected.

We have incurred expenses on a variety of marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our marketing and promotional activities may not be well received by customers and may not result in the increased levels of product sales that we anticipate. We incurred JPY 47,696 thousand ($303 thousand) and JPY 8,205 thousand ($52 thousand) in promotion and advertising expenses during the fiscal years ended May 31, 2024 and 2023, respectively.

Marketing approaches and tools in the telecommunication markets in Japan are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. We cannot assure you that we can produce, or benefit from, unique and effective marketing campaigns in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenue to decline, and negatively impact our profitability.

If we fail to effectively implement our hiring policies in our Outsourcing Business, we may not be able to attract more job seekers and keep a stable pool of competent and well-trained workers, which could materially and adversely affect our business, financial condition, and results of operations.

We believe that our policy of providing a more stable working environment and conditions for job seekers is curial to the success of our Outsourcing Business. Under this policy, we provide job seekers with adequate trainings and dispatch them to workplaces that we consider the best match based on both their willingness and our corporate clients’ needs. See “Business—Outsourcing Business.” Moreover, as we hire job seekers as our full-time employees, we continue to provide stable income and benefits to job seekers during the gap of dispatches, offer a basic training and comprehensive career path to our job seekers, and arrange regular counseling with respect to different types of positions or jobs. If we fail to effectively implement our hiring policies, for example, if our training does not help job seekers fit into the workplaces, we may not able to meet our corporate clients’ needs, or if our client terminates the worker dispatch agreement with respect to a specific job seeker and we are unable to dispatch such job seeker to a new position for a long period of time from previous dispatch, we will continue to incur labor costs by paying such job seekers the income and benefits without receiving any dispatch fees. Moreover, if our job seekers are unsatisfied with our training or counseling services and choose to resign from us, we may not be able to keep a stable pool of competent and well-trained workers and attract more job seekers. As a result, our business, financial condition, results of operations and the trading price of our ADSs after the Offering may be materially and adversely affected.

The success of our Outsourcing Business depends on our ability to maintain our professional reputation.

We depend on our overall professional reputation to maintain existing clients and secure new engagements. Our Outsourcing Business also depends on the individual reputations of our employees. We obtain many of our new engagements from referrals by existing clients. If our existing clients are dissatisfied with our employees’ performance, we may not be able to secure new engagement from these existing clients or receive any referrals from them. Moreover, if any factor, including a poor work ethic of our dispatched employees, hurts our reputation, we may experience difficulties in competing successfully for new engagements. Failure to maintain our professional reputation could adversely affect our overall business and results of operations.

A significant portion of our Outsourcing Business revenue is generated by dispatch fees paid by PayPay Corporation a Japanese mobile payment app operating company. If our relationship with it is impaired and we are unable to engage new corporate customers to replace it, our business, financial condition, and results of operations would be materially and adversely affected.

Our Outsourcing Business revenue depends substantially on dispatch fees paid by PayPay Corporation (“PayPay”), a Japanese mobile payment app operating company. While we did not generate revenue from PayPay during the fiscal years ended May 31, 2023, during the fiscal years ended May 31, 2024, we received aggregated dispatch fees of JPT 66,546 thousand ($423 thousand) from PayPay, which accounted for 25.1% of our total Outsourcing Business revenue, respectively. We entered into a basic worker dispatch agreement with PayPay on June 6, 2023, which agreement has a term of one year and automatically renews for successive one-year terms, unless either party notifies the other of its intention to the contrary in writing no later than one months before the expiration of the current term. However, if PayPay determines to terminate its agreement with us or replace existing terms with unfavorable ones, we may have no means of replacing it with other corporate customers on a timely basis or at all, which may adversely affect our business, financial condition, results of operations and the trading price of our ADSs after the Offering.

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We have no commercial insurance coverage.

Other than the government-mandated social and health insurance, worker’s accident compensation insurance, and comprehensive tenant insurance, we do not maintain any other insurance covering our directors’ and officers’ liability, properties, equipment, or employees. Any business disruption or litigation against us or our executive directors may result in increased costs and the diversion of our resources, which may adversely affect our business, financial condition, and results of operations.

Public health epidemics or outbreaks, such as the COVID-19 pandemic, and natural disasters, such as a tsunami, could adversely impact our business.

An epidemic, pandemic, or similar serious public health issue, and the measures undertaken by governmental authorities to address it, could significantly disrupt or prevent us from operating our business in the ordinary course for an extended period, and thereby, along with any associated economic and social instability or distress, have a material adverse impact on our business, prospects, liquidity, financial condition, and results of operations.

During the fiscal years ended May 31, 2024 and 2023 and since May 31, 2024, the COVID-19 pandemic has not had a material adverse effect on our business, financial condition and results of operations. However, if an epidemic or other outbreak of disease occurs, we may need to shut down our directly-operated stores, franchisee stores, or OEM Partners, limit the number of customers entering these stores, take certain precaution measures for employees or customers. epidemic or other outbreak may also disrupt recruitment for employees and professionals, decrease the demand for our outsourcing service, and the usage of our travel service due to travel restrictions.

Moreover, Japan, where we operate, is a country prone to natural disasters, such as volcanic eruptions and tsunamis. As a mobile network service provider, our operations are susceptible to natural disasters and adverse weather conditions. We may experience earthquakes, floods, typhoons, power outages, or similar events beyond our control that could materially and adversely affect our operations, such as temporary suspension of business of our directly-operated stores, franchisee stores or OEM Partners.

Our compliance and risk management programs might not be effective and may result in outcomes that could adversely affect our reputation, financial condition, and results of operations.

Our ability to comply with applicable laws and rules is largely dependent on our establishment and maintenance of compliance, review, and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. There is no assurance that our compliance policies and procedures will always be effective or that we will always be successful in monitoring or evaluating our risks. In the case of alleged non-compliance with applicable laws or regulations, we could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits, including by customers, for damages, which could be significant. Any of these outcomes may adversely affect our reputation, financial condition, and results of operations.

General economic, political, and market conditions may have an adverse impact on our operating performance, results of operations and cash flow.

Our business is influenced by a range of factors that are beyond our control, including general economic and business conditions and legal, regulatory, and political developments. Challenging economic conditions worldwide have from time to time contributed, and may continue to contribute, to slowdowns in the information technology industry at large. Weakness in the economy could have a negative effect on our business, operations, and financial condition, including decreases in revenue and operating cash flow, and inability to attract future equity and debt financing on commercially reasonable terms.

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In addition, we are currently operating in a period of economic uncertainty and capital markets disruption, significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine and the tension between Israel and its neighbors. The military conflicts in Ukraine and the Middle East have led to sanctions and other penalties being levied by the United States, the European Union, and other countries, including Japan, against various entities and countries. There is also the potential for additional sanctions and penalties. If there are any counter-sanctions against Japan that significantly impacts Japan’s economy, our business, financial condition, and results of operations may be materially and adversely impacted. While our business has not been materially impacted by these geopolitical tensions as of the date of this prospectus, the extent to which our operations or those of our business partners will be affected in the future, or the ways in which the conflicts may impact our business, including sanctions and penalties, is unpredictable. The extent and duration of the military actions, sanctions, and resulting market disruptions could be substantial. Any such disruptions may also amplify the impact of other risks described in this prospectus.

We are subject to litigation or administrative proceedings, which, if adversely determined, could cause us to incur substantial losses.

From time to time during the normal course of our business, we are subject to various litigation claims and legal disputes. We do not have any insurance for legal actions. As a result, we might be required to incur significant legal fees, which may have a material adverse effect on our financial position. In addition, because we cannot accurately predict the outcome of any action, it is possible that, as a result of current and/or future litigation, we will be subject to adverse judgments or settlements that could significantly reduce our earnings or result in losses.

Moreover, we may also be subject to administrative proceedings. On March 29, 2023, we received administrative sanctions from the Japan Consumer Affairs Agency for violating regulations on multilevel marketing transactions under the Specified Commercial Transactions Act, as we had provided services to certain business partners who improperly engaged in multilevel marketing transactions. Mr. Tatsuya Nakagoshi, our CEO, and Mr. Kazuo Iseji, our director and chief financial officer, have also received administrative sanctions from the Japan Consumer Affair Agency for cooperating with these business partners. The administrative sanctions prohibited us, Mr. Tatsuya Nakagoshi, and Mr. Kazuo Iseji from being involved in any solicitation, acceptance of an offer to contract, or entering into any contract in connection with multilevel marketing transactions from March 30, 2023 to December 29, 2023. Although marketing activities were not impacted by the administrative sanctions as we ceased such involvement before receiving the sanctions, such administrative proceedings have had negative impact on our reputation. To prevent recurrence of similar incidents, we have adopted policies on not conducting multilevel marketing transactions and not providing services to our business partners engaging in multilevel marketing transactions and taking thorough measures to prevent a recurrence. However, there is no guarantee that our policies or measures will be adequate and if we receive similar or other administrative sanctions in the future, our reputation and corporate image will be significantly damaged, which would result in loss of customers and a material adverse impact on our business, results of operations and the trading price of our ADSs after the Offering.

We intend to explore acquisitions, other investments, and strategic alliances. We may not be successful in identifying opportunities or in integrating the acquired businesses. Any such transaction may not produce the results we anticipate, which could adversely affect our business.

We intend to explore and pursue acquisitions, strategic partnerships, joint ventures, and other alliances to strengthen our business and grow our Company in the future. The market for acquisitions and strategic opportunities is highly competitive. In addition, these transactions entail numerous operational and financial risks, including but not limited to difficulties in valuing acquired businesses, combining personnel and firm cultures, integrating acquired products, services and operations, achieving anticipated synergies that were inherent in our valuation assumptions, exposure to unknown material liabilities, the potential loss of key vendors, clients, or employees of acquired companies, incurrence of substantial debt or dilutive issuance of equity securities to pay for acquisitions, higher-than expected acquisition or integration costs, write-downs of assets or impairment charges, increased amortization expenses, and decreased earnings, revenue, or cash flow from dispositions.

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Risks Relating to this Offering and the Trading Market

An active trading market for our Ordinary Shares or the ADSs may not develop.

We intend to apply to list the ADSs on Nasdaq. We have no current intention of seeking a listing for our Ordinary Shares on any stock exchange. Prior to this Offering, there has not been a public market for the ADSs or our Ordinary Shares, and we cannot assure you that an active public market for the ADSs will develop or be sustained after this Offering. If an active public market for the ADSs does not develop following the completion of this Offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price of the ADSs will be determined through negotiation between us and the underwriters, and this price does not necessarily reflect the price at which investors in the market will be willing to buy and sell the ADSs following the completion of this Offering. Investors in this Offering may experience a significant decrease in the market value of their investments, regardless of our operating performance or prospects.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares underlying the ADSs purchased.

We expect the initial public offering price of the ADSs to be substantially higher than the pro forma as-adjusted net tangible book value per Ordinary Share underlying the ADSs. Consequently, when you purchase the ADSs in the Offering, upon completion of the Offering, you will incur immediate dilution of $[●] per Ordinary Share underlying the ADSs, based on the assumed initial public offering price of $[●] per ADS, representing the mid-point of the price range set forth on the cover page of this prospectus, and assuming no exercise of the Representative’s over-allotment option. See “Dilution” beginning on page 35 of this prospectus. In addition, you may experience further dilution to the extent that additional Ordinary Shares or ADSs are issued upon exercise of outstanding options we may grant from time to time.

Future issuances of the ADSs or Ordinary Shares or securities convertible into, or exercisable or exchangeable for, the ADSs or Ordinary Shares could cause the market price of the ADSs to decline and would result in the dilution of your holdings.

Future issuances of the ADSs or our Ordinary Shares or securities convertible into, or exercisable or exchangeable for, the ADSs or our Ordinary Shares could cause the market price of the ADSs to decline. We cannot predict the effect, if any, of future issuances of our securities on the price of the ADSs. In all events, future issuances of the ADSs or our Ordinary Shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur could adversely affect the market price of the ADSs.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market after the completion of this Offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this Offering to “non-affiliates” will be freely tradable without restriction or further registration under the Securities Act, and Ordinary Shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. As of the date of this prospectus, 8,000,153 of our Ordinary Shares are outstanding. There will be [  ] ADSs (representing [  ] Ordinary Shares) issued and outstanding immediately following the consummation of this Offering, assuming no exercise of the Representative’s over-allotment option, or [  ] ADSs (representing [  ] Ordinary Shares), if the Representative exercises its over-allotment option in full, in each case, excluding shares issuable upon exercise of unexercised options, and based on the assumed initial public offering price of $[  ], representing the mid-point of the price range set forth on the cover page of this prospectus. In connection with this Offering, our officers, directors, and holder(s) of 5.0% of the outstanding shares of Ordinary Shares as of the effective date of the registration statement of which this prospectus forms a part have agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of 180 days from the date of this prospectus. However, the Representative may release these securities from these restrictions at any time, subject to applicable regulations of the FINRA. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See “Underwriting” and “Ordinary Shares and ADSs Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this Offering.

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If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding the ADSs, the price of the ADSs and trading volume could decline.

Any trading market for the ADSs may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of the ADSs would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of the ADSs and the trading volume to decline.

The market price of the ADSs may be volatile or may decline regardless of our operating performance, and you may not be able to resell your ADSs at or above the initial public offering price.

The initial public offering price for the ADSs will be determined through negotiations between the underwriters and us and may vary from the market price of the ADSs following this Offering. If you purchase the ADSs in this Offering, you may not be able to resell those ADSs at or above the initial public offering price. We cannot assure you that the initial public offering price of the ADSs, or the market price following this Offering, will equal or exceed prices in privately negotiated transactions of our Ordinary Shares that have occurred from time to time prior to this Offering. The market price of the ADSs may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant services or products, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	the trading volume of the ADSs on Nasdaq;

●	sales of the ADSs or Ordinary Shares by us, our executive officers and directors, or our shareholders or the anticipation that such sales may occur in the future;

●	rumors and market speculation involving us or other companies in our industry;

●	developments or disputes concerning our intellectual property or other proprietary rights;

●	announced or completed acquisitions of businesses or technologies by us or our competitors;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

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●	changes in tax laws and regulations as well as accounting standards, policies, guidelines, interpretations, or principles;

●	any significant change in our management;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

If we fail to implement and maintain an effective system of internal control, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

Upon completion of this Offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report following the completion of this Offering. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

We will incur substantially increased costs as a result of being a public company.

Upon consummation of this Offering, as a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

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Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this Offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means our public float equals or exceeds $700 million as of the prior August 31, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of this Offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, investors may find the ADSs less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and our stock price may decline and/or become more volatile.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We have limited experience operating as a public company.

We have limited experience conducting our operations as a public company. We may encounter operational, administrative, and strategic difficulties as we adjust to operating as a public company. This may cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations. In addition, since we are becoming a public company, our management team will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and securities and investor relationships issues. As a public company, our management will have to evaluate our internal controls system with new thresholds of materiality, and to implement necessary changes to our internal controls system. We cannot guarantee that we will be able to do so in a timely and effective manner.

As a foreign private issuer, we intend to follow home country practice even though we will be considered a “controlled company” under Nasdaq corporate governance rules, which could adversely affect our public shareholders.

Following this Offering, Mr. Tatsuya Nakagoshi, our representative director and Chief Executive Officer, will continue to hold more than a majority of the voting power of our outstanding Ordinary Shares. Under the Nasdaq corporate governance rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that:

●	a majority of its board of directors consist of independent directors;
●	its director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is comprised entirely of independent directors and that it adopt a written charter or board resolution addressing the nominations process; and
●	it has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

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As a foreign private issuer, however, Nasdaq corporate governance rules allow us to follow corporate governance practice in our home country, Japan, with respect to appointments to our board of directors and committees. We intend to follow home country practice, as permitted by Nasdaq rather than rely on the “controlled company” exception to the corporate governance rules. See also “—Because we are a foreign private issuer and intend to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer,” below. Further, for as long as Mr. Nakagoshi beneficially owns a majority of the voting power of our outstanding Ordinary Shares, he will generally be able to control the outcome of matters submitted to our shareholders for approval, including the election of directors, without the approval of our other shareholders. Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of the ADSs.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and high stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, the ADSs may be subject to immediate and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of the ADSs.

In addition, if the trading volumes of the ADSs are low, persons buying or selling in relatively small quantities may easily influence prices of the ADSs. This low volume of trades could also cause the price of the ADSs to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of the ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the ADSs. As a result of this volatility, investors may experience losses on their investment in the ADSs. A decline in the market price of the ADSs also could adversely affect our ability to issue additional ADSs or Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in the ADSs will develop or be sustained. If an active market does not develop, holders of the ADSs may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Our management has broad discretion to determine how to use the net proceeds raised in this Offering and may use them in ways that may not enhance our results of operations or the price of the ADSs.

We anticipate using the net proceeds from this Offering for the development and expansion of the water dispenser business, development and expansion of the original smartphone business and expansion of our existing business, including products and services in our SIM Card Business. See “Use of Proceeds.” Our management will have significant discretion as to the use of the net proceeds to us from this Offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of the ADSs. The failure of our management to apply these funds effectively could harm our business and financial condition. We may invest the net proceeds from this Offering in a manner that does not produce income, or that loses value.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties, and obligations and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the law of other countries. For example, under the Companies Act, subject to certain exceptions, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than in other jurisdictions.

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As holders of ADSs, you may have fewer rights than holders of our Ordinary Shares and must act through the depositary to exercise those rights.

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. Because the depositary, through its custodian agents, is the record holder of our Ordinary Shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. ADS holders will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

Except as described in this prospectus and in the deposit agreement, holders of ADSs are not able to exercise voting rights attaching to the Ordinary Shares evidenced by the ADSs on an individual basis.

Holders of ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the underlying Ordinary Shares represented by the ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the underlying Ordinary Shares represented by the ADSs. However, you may not know of the meeting sufficiently in advance to withdraw the Ordinary Shares. If we ask for instructions from ADS holders, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive voting materials in time to instruct the depositary to vote, and it is possible that you, including persons who hold their ADSs through brokers, dealers, or other third parties, will not have the opportunity to exercise a right to vote. The deposit agreement provides that if the depositary does not timely receive valid voting instructions from the ADS holders, then the depositary will, with certain limited exceptions, give a discretionary proxy to a person designated by us to vote such shares.

By agreeing to the provisions of the deposit agreement, it will not be deemed that you have waived the right to our compliance with the federal securities laws and the rules and regulations thereunder.

Direct acquisition of our Ordinary Shares is subject to a prior filing requirement under recent amendments to the Japanese Foreign Exchange and Foreign Trade Act and related regulations.

Under recent amendments in 2019 to the Japanese Foreign Exchange and Foreign Trade Act and related regulations (“FEFTA”), direct acquisition of our Ordinary Shares by a foreign investor (as defined herein under “Japanese Foreign Exchange Controls and Securities Regulations”) could be subject to the prior filing requirement under FEFTA. A foreign investor wishing to acquire direct ownership of our Ordinary Shares will be required to make a prior filing with the relevant governmental authorities through the Bank of Japan and wait until clearance for the acquisition is granted by the applicable governmental authorities, which approval may take up to 30 days and could be subject to further extension. Without such clearance, the foreign investor will not be permitted to acquire our Ordinary Shares directly. We cannot assure you that the applicable Japanese governmental authorities will grant such clearance in a timely manner or at all. See “Japanese Foreign Exchange Controls and Securities Regulations.”

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Ordinary Shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our Ordinary Shares, the ADSs, or the deposit agreement, which may include any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. We believe, however, that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

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If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action. Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation, or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs (including purchasers of the ADSs in the secondary market) or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Holders of ADSs may not receive distributions on our Ordinary Shares or any value for them if it is illegal or impractical to make them available to such holders.

The depositary of the ADSs will agree to pay holders of ADSs any cash dividends or other distributions it or the custodian for the ADSs receives on the Ordinary Shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of our Ordinary Shares that such ADSs represent. However, the depositary will not be responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit distributions on our Ordinary Shares to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our Ordinary Shares if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of the ADSs.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer, or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying Ordinary Shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a material right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying Ordinary Shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

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We are incorporated in Japan, and it may be more difficult to enforce judgments obtained in courts outside Japan.

We are incorporated in Japan as a corporation with limited liability. All of our directors are non-U.S. residents, and our assets and the personal assets of our directors and executive officers are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors in the U.S. to effect service of process upon us or to enforce against us, our directors or executive officers, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal or state securities laws of the U.S. or similar judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States. See “Enforceability of Civil Liabilities.”

Dividend payments and the amount you may realize upon a sale of our Ordinary Shares or the ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and JPY.

Cash dividends, if any, in respect of our Ordinary Shares represented by the ADSs will be paid to the depositary in JPY and then converted by the depositary into U.S. dollars, subject to certain conditions and terms of the deposit agreement. Accordingly, fluctuations in the exchange rate between JPY and the U.S. dollar will affect, among other things, the amounts a holder of ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder of ADSs would receive upon sale in Japan of our Ordinary Shares obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this Offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our executive officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this Offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and intend to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, Japan, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq listing rules require U.S. domestic issuers to have an audit committee, a compensation committee and a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We intend to follow home country practice, as permitted by Nasdaq. See “Management — Corporate Governance Practices.” Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

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If we cannot satisfy, or continue to satisfy, the listing requirements and other rules of Nasdaq, the ADSs may not be listed or may be delisted, which could negatively impact the price of the ADSs and your ability to sell them.

We intend to apply to list the ADSs on Nasdaq upon consummation of this Offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if the ADSs are listed on Nasdaq, we cannot assure you that the ADSs will continue to be listed on Nasdaq. We will not proceed with this Offering if the ADSs are not approved for listing on Nasdaq.

In addition, to maintain our listing on Nasdaq following this Offering, we will be required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy Nasdaq criteria for maintaining our listing, the ADSs could be subject to delisting.

If the ADSs are delisted from Nasdaq, we could face significant consequences, including:

●	a limited availability for market quotations for the ADSs;

●	reduced liquidity with respect to the ADSs;

●	a determination that the ADS is a “penny stock,” which will require brokers trading in the ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the ADSs;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

If we are classified as a passive foreign investment company, United States taxpayers who own the ADSs or our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation, we will be classified as a passive foreign investment company (“PFIC”) for any taxable year if, for such year, either:

●	at least 75% of our gross income for the year is passive income; or

●	the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds the ADSs or our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this Offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Material Income Tax Considerations — United States Federal Income Taxation — PFIC Consequences.”

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS ABOUT THE PFIC RULES, THE POTENTIAL APPLICABILITY OF THESE RULES TO THE COMPANY CURRENTLY AND IN THE FUTURE, AND THEIR FILING OBLIGATIONS IF THE COMPANY IS A PFIC.

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DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results, and financial needs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed, and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our future business development, financial condition, and results of operations;

●	our expectations regarding our relationships with our customers, business partners and third-parties;

●	the trends in, expected growth in and market size of the mobile connectivity and wireless communications services industry in China and globally;

●	our ability to maintain and enhance our market position;

●	general business, political, social, and economic conditions in China;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	competitive environment, competitive landscape, and potential competitor behavior in our industry;

●	fluctuations in inflation, interest rates, and foreign exchange rates;

●	possible disruptions in commercial activities caused by events such as natural disasters or terrorist activity; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied, or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Industry Data and Forecasts

This prospectus contains references to market data and industry forecasts and projections, which were obtained or derived from publicly available information, reports of governmental agencies, market research reports, and industry publications and surveys. These sources generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Although we believe such information to be accurate, we have not independently verified the data from these sources. However, we acknowledge our responsibility for all disclosures in this prospectus. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties and risks regarding the other forward-looking statements in this prospectus due to a variety of factors, including those described in this section, the section entitled “Risk Factors,” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the forecasts and estimates.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are a joint-stock corporation organized under Japanese law. All of our executive officers and directors reside in Japan and significantly all of our assets and the assets of our executive officers and directors are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States or elsewhere outside Japan upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

TMI Associates, our counsel with respect to the laws of Japan, has advised us that there is uncertainty as to the enforceability in Japan, either in original actions brought in Japan or in actions to enforce judgments of U.S. courts, of civil liability predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

A Japanese court may decline to apply U.S. securities laws in an original action if it determines that such laws are contrary to the public policy of Japan.

Japanese courts will refuse to enforce judgments of foreign courts if the judgments do not meet any of the following requirements:

●	The jurisdiction of the foreign court be recognized under laws, regulations, treaties, or conventions;

●	The losing party has been served with the requisite summons or order for the commencement of litigation, or has appeared without being so served;

●	The content of the judgment and the litigation proceedings are not contrary to public policy in Japan; and

●	A guarantee of reciprocity is in place.

With respect to the guarantee of reciprocity, there are no treaties between the U.S. and Japan that would generally permit any judgments of U.S. courts to be enforced in Japan. Thus, a Japanese court will determine on a case-by-case basis whether there is a guarantee of reciprocity is in place between the U.S. court in question and Japanese courts.

Therefore, if you obtain a civil judgment by a U.S. court, you may not be able to enforce it in Japan.

We have appointed [  ] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

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USE OF PROCEEDS

Based upon the assumed initial public offering price of $[  ] per ADS, the mid-point of the price range set forth on the cover page of this prospectus, we will receive net proceeds from this Offering, after deducting the estimated underwriting discounts, non-accountable expense allowance, and the estimated offering expenses payable by us, of approximately $[  ], assuming the Representative does not exercise its over-allotment option, and $[  ], if the Representative exercises its over-allotment option in full.

We plan to use the net proceeds we receive from this Offering for the following purposes:

●	approximately 40% for the development and expansion of the water dispenser business;

●	approximately 40% for the development and expansion of the original smartphone business; and

●	approximately 20% for the expansion of our existing business, including products and services in our SIM Card Business.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management, however, will have flexibility and discretion to apply the net proceeds of this Offering. See “Risk Factors—Risks Relating to this Offering and the Trading Market—Our management has broad discretion to determine how to use the net proceeds raised in this Offering and may use them in ways that may not enhance our results of operations or the price of the ADSs” on page 25 of this prospectus. To the extent that the net proceeds we receive from this Offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

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DIVIDEND POLICY

The Companies Act generally requires a joint-stock corporation to pay dividends authorized by a resolution of a general meeting of shareholders. The payment of future dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, our investor relation policies, and other factors that our shareholders or our board of directors may deem relevant. Consequently, we cannot give any assurance that any dividends will be declared and paid in the future.

Subject to the terms of the deposit agreement for the ADSs, any dividends on our Ordinary Shares represented by ADSs will be paid by the depositary bank to the holders of ADSs, to the same extent as the holders of our Ordinary Shares, less the fees and expenses payable under the deposit agreement in respect of, and any Japanese tax applicable to, such dividends. See “Material Income Tax Considerations—Japanese Taxation” and “Description of American Depositary Shares.” The depositary will generally convert JPY it receives into U.S. dollars and distribute the U.S. dollar amounts to holders of ADSs. Cash dividends on our Ordinary Shares, if any, will be paid in JPY.

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CAPITALIZATION

The following table sets forth our capitalization as of May 31, 2024:

●	on an actual basis;

●	on an as-adjusted basis to reflect the issuance and sale of Ordinary Shares in the form of ADSs by us in this Offering based on the assumed initial public offering price of $[ ] per ADS, representing the mid-point of the price range as set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, non-accountable expense allowance, and the estimated offering expenses payable by us, and assuming no exercise of the Representative’s over-allotment option.

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes appearing elsewhere in this prospectus.

	May 31, 2024
	Actual	As Adjusted (1)
Cash and Cash Equivalents	$2,322	$	[●]
Indebtedness:
Bonds	436		[●]
Long-term loans	180		[●]
Total Indebtedness	616		[●]
Shareholders’ Equity:
Ordinary Shares, 50,000,000 shares authorized, 8,000,153 shares issued and outstanding, actual*; 50,000,000 shares authorized, [●] shares issued and outstanding, as-adjusted	101		[●]
Capital surplus	94		[●]
Retained earnings	3,542		[●]
Total Shareholders’ Equity	$3,737		[●]
Total Capitalization	$4,353		[●]

*	Retrospectively restated for the effect of a 1:31,129 share split on July 1, 2024.

(1)	The as-adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this Offering determined at pricing. We estimate that such net proceeds will be approximately $[ ] million, assuming the Representative does not exercise its over-allotment option, and $[ ] if the Representative exercises its over-allotment option in full.

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DILUTION

Unless otherwise indicated, all share amounts and per share amounts in this prospectus have been presented giving effect to a share split of our Ordinary Shares at a ratio of 1:31,129 shares approved by our shareholders on July 1, 2024.

If you invest in the ADSs, your interest will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per Ordinary Share underlying the ADS after this Offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

Our net tangible book value as of May 31, 2024 was $3,691 thousand, or $0.46 per Ordinary Share and $[  ] per ADS. Net tangible book value represents the amount of our total tangible assets, less the amount of our total liabilities. Dilution is determined by subtracting the net tangible book value per Ordinary Share (as-adjusted for the Offering) from the public offering price per share and after deducting the estimated underwriting discounts and the other estimated offering fees and expenses payable by us.

After giving effect to the sale of [  ] ADSs in this Offering based on the assumed initial public offering price of $[  ] per ADS, representing the mid-point of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts, the non-accountable expense allowance, and the estimated offering expenses payable by us, and assuming no exercise of the over-allotment option, our as-adjusted net tangible book value as of May 31, 2024, would have been $[  ], or $[  ] per Ordinary Share and $[  ] per ADS. This represents an immediate increase in net tangible book value of $[  ] per Ordinary Share and $[  ] per ADS to the existing shareholders, and an immediate dilution in net tangible book value of $[  ] per Ordinary Share and $[  ] per ADS to investors purchasing ADSs in this Offering. The as-adjusted information discussed above is illustrative only.

A $1.00 increase (decrease) in the assumed initial public offering price of $[  ] per ADS would increase (decrease) our as-adjusted net tangible book value after giving effect to this Offering by $[  ], the as-adjusted net tangible book value per Ordinary Share and per ADS after giving effect to this Offering by $[  ] per Ordinary Share and $[  ] per ADS, and decrease (increase) the dilution in as-adjusted net tangible book value per Ordinary Share and per ADS to new investors in this Offering by $[  ] per Ordinary Share and $[  ] per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us.

An increase (decrease) of 1,000,000 ADSs in the number of ADSs offered by us would increase (decrease) our as-adjusted net tangible book value after giving effect to this Offering by $[  ] increase (decrease) the as-adjusted net tangible book value per Ordinary Share and per ADS after giving effect to this Offering by $[  ] per Ordinary Share and $[  ] per ADS, and decrease (increase) the dilution in as-adjusted net tangible book value per Ordinary Share and per ADS to new investors in this Offering by $[  ] per Ordinary Share and $[  ] per ADS, based on the initial public offering price of $[  ] per ADS, and after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us.

The following tables illustrate such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price per Ordinary Share	$		$
Net tangible book value per Ordinary Share as of May 31, 2024		$0.46	$
Net tangible book value per Ordinary Share attributable to payments by new investors	$		$
As-adjusted net tangible book value per Ordinary Share immediately after this Offering	$		$
Amount of dilution in net tangible book value per Ordinary Share to new investors in the Offering	$		$

The following tables summarize, on an as-adjusted basis as of May 31, 2024, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares (in the form of ADSs) purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated underwriting discounts, non-accountable expense allowance, and the estimated offering expenses payable by us.

	Ordinary Shares purchased			Total Consideration			Average Price Per Ordinary	Average price per
	Number	Percent		Amount	Percent		Share	ADS
($ in thousands)
Existing shareholders			%	$		%	$	$
New investors			%	$		%	$	$
Total			%	$		%	$	$

The as-adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this Offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this Offering determined at the pricing.

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CORPORATE HISTORY AND STRUCTURE

Corporate History

Center Mobile was incorporated as a joint-stock corporation (kabushiki kaisha) with limited liability under Japanese law on June 2, 2020, in Osaka, Japan.

On June 10, 2022, we executed a loan agreement with Mr. Shota Matsuyama, the founder of Pay Storage. Pursuant to the terms of the agreement, we extended a loan to him in the principal amount of JPY20 million, with a fixed annual interest rate of 0.90%. The loan is set to mature at the end of June 2025. The proceeds of the loan were utilized as capital for the establishment of Pay Storage.

On June 30, 2024, we entered into a share transfer agreement with Mr. Shota Matsuyama, the then sole shareholder of Pay Storage, pursuant to which Mr. Matsuyama agreed to transfer 400 shares of Pay Storage to us for the transfer price of JPY20 million. The share transfer date was on June 30, 2024 (the “Closing Date”). On the Closing Date, the transfer price was offset against the equivalent portion of the outstanding loan amount for which we hold claims against Mr. Matsuyama.

Our Corporate Structure

The following chart illustrates our corporate structure as of the date of this prospectus and upon completion of this Offering.

(1)	The pre-IPO percentages are based upon 8,000,153 Ordinary Shares issued and outstanding as of the date of this prospectus. See “Description of Share Capital—Ordinary Shares.” The post-IPO percentages are based on [ ] Ordinary Shares issued and outstanding after this Offering, assuming no exercise of the over-allotment option.

Following the completion of this Offering, Mr. Tatsuya Nakagoshi, our representative director and Chief Executive Officer, will hold approximately [*]% of the aggregate voting power of our issued and outstanding Ordinary Shares, assuming no exercise of the Representative’s over-allotment option, or approximately [*]%, assuming full exercise of the Representative’s over-allotment option, based on an assumed initial public offering price of $[*] per ADS, representing the mid-point of the price range set forth on the cover page of this prospectus. As such, we will be deemed to be a “controlled company” under Nasdaq Listing Rule 5615(c). However, even if we are deemed to be a “controlled company,” we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Listing Rules. Nevertheless, as a foreign private issuer, we intend to follow home country practice. Further, for as long as Mr. Nakagoshi beneficially owns a majority of the voting power of our outstanding Ordinary Shares, he will generally be able to control the outcome of matters submitted to our shareholders for approval, including the election of directors, without the approval of our other shareholders. See “Risk Factors—Risks Relating to this Offering and the Trading Market—As a foreign private issuer, we intend to follow home country practice even though we will be considered a “controlled company” under Nasdaq corporate governance rules, which could adversely affect our public shareholders” and see “Management—Controlled Company.”

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Principal Shareholders.”

36

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans, and expectations that involve risks, uncertainties, and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We are a mobile connectivity and wireless communications services provider in Japan, offering a full range of 4G LTE voice, texting, and data services covering all areas throughout Japan. Our customers are attracted to our services because of our competitive prices, flexible monthly plans, the high quality and stability of our services, and our innovative business model that allows our customers to lower their monthly fees. We offer such services on a monthly basis for specified quantities of minutes or amounts of data selected in advance. In addition, we are, as of the date of this prospectus, one of the few mobile connectivity and wireless communications services providers in Japan operating an innovative business model that allows our customers to lower their monthly fees for our services by watching advertisements or playing games through our proprietary app, “PLAIO.” Through this business model that incentivizes our customers to watch advertisements through PLAIO, we are able to receive advertising fees from advertisers and use them to reward those customers who watched advertisements in the form of “points,” which may be used by them to lower their monthly fees for our mobile connectivity and wireless communications services.

As an MVNO, we provide mobile connectivity and wireless communications services in Japan by using the infrastructure and communication system of NTT Docomo, one of the largest Japanese MNOs in terms of subscription market share. To provide mobile connectivity and wireless communications services to our customers, we lease mobile connectivity and wireless communications services and applicable SIM cards from FreeBit, a Japanese MVNE that leases the wireless network infrastructure from NTT Docomo, and re-leases the SIM cards to OEM Partners, retailers who re-lease the SIM cards under their own brands, or to customers through our online store, directly-operated stores, franchise stores, and distributors under our name (the SIM Card Business).

Because we do not own or operate a physical network or relevant appliances and equipment, we are free from related capital expenditures and, therefore, are able to focus our resources on providing competitive prices for our services against MNOs. Furthermore, in addition to the monthly fees from our customers, we are also able to generate advertisement revenue through operating our innovative business model. While it is common for other mobile connectivity and wireless communications services providers that operate diversified businesses to generate additional revenue by selling other services to existing customers for the mobile connectivity and wireless communications services, our innovative business model allows us to generate additional advertisement revenue without the sales of other services, enabling two revenue streams from a single service. This unique dual revenue structure provides us with additional funds to provide high-quality and stable services by leasing sufficient bandwidth for mobile connectivity and wireless communications services from FreeBit yet at competitive prices to our customers.

As of May 31, 2024, we had entered into approximately 30,033 service agreements for our mobile connectivity and wireless communications services and our revenue generated from the SIM Card Business was approximately $6,746 thousand and $8,347 thousand, respectively, during the fiscal years ended May 31, 2024 and 2023, which accounted for 67.1% and 74.5% of our total revenue for those periods, respectively.

We also operate an internet service business to Internet Business. Under the Internet Business, we offer three types of communications services: the mobile router connectivity service, the home wireless communications service, and the home internet service. For the mobile router connectivity service and the home wireless communications service, we, as an MVNO, lease SIM cards and mobile connectivity and wireless communications services and purchase applicable mobile routers wholesale from an MVNE and sell our wireless communications services to the customers through our retail channels; for the home internet service, we purchase internet access services and applicable home routers wholesale from an internet access service provider that purchases the optical fiber system and internet access services wholesale from telecom companies and sell our internet access services to customers through our retail channels.

As of May 31, 2024, we had entered into approximately 1,127 service agreements under the Internet Business, and our revenue generated from the Internet Business was approximately $283 thousand and $465 thousand, respectively, during the fiscal years ended May 31, 2024 and 2023, which accounted for 2.8% and 4.6% of our total revenue for those periods, respectively.

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In addition to the SIM Card Business and the Internet Business, we currently also operate the Outsourcing Business. Under the Outsourcing Business, we work as a staffing agency, and our goal and policy are to provide a more stable working environment and conditions for job seekers. Unlike most of the staffing agencies in Japan that only hire job seekers and dispatch them to their corporate clients without providing much training, leaving the training to such corporate clients, we hire job seekers as our full-time employees and provide basic training to help them fit into the workplaces and positions that we consider the best match for them based on their willingness, interests, personalities, experiences, requirements, and our corporate clients’ needs before dispatching them to our corporate clients. We also focus on the welfare of our employees and, we believe, offer more competitive employment conditions compared to those of other staffing agencies in Japan. By doing so, we may provide a more stable working environment and conditions for job seekers, which benefits us in recruiting more talented and competent personnel to appeal to more corporate clients. For each dispatch, our corporate clients pay us a monthly dispatch fee, and we then pay our employees who are dispatched monthly salaries, transportation allowance, and incentive bonuses out of the dispatch fees. When our full-time employees are not dispatched to our corporate clients, they generally work at our office and assist in matters such as managing dispatched employees and acquiring new corporate clients.

In addition, for job seekers who do not intend to take the dispatch path, we provide the service of acting as an intermediary, introducing them to appropriate hirers based on job seekers’ willingness, interests, personalities, experiences, requirements, and the hirers’ needs. In particular, in some special cases of blue-collar job seekers, if they face financial difficulties before getting hired, we support them with a certain amount of living expenses for a certain period of time. By doing so, we expect to make our service appealing to more job seekers, enabling us to secure the source of job seekers. After the job seekers are hired, we charge the hirers referral fees no greater than 35% of the workers’ estimated annual compensation package.

During the fiscal years ended May 31, 2024 and 2023, our revenue generated from the Outsourcing Business was approximately $1,685 thousand and $467 thousand, respectively, which accounted for 16.8% and 4.2% of our total revenue for those periods, respectively.

In addition to our SIM Card Business, Internet Business, and Outsourcing Business, we currently also operate Travel Business. Through cooperating with our travel business partners, we operate a portal site that allows customers to purchase travel plans such as hotel plus airplane ticket set plans and hotel plus Shinkansen (Japanese bullet trains) ticket travel plans. In most cases, our prices are lower than wholesale prices. While our prices may sometimes be slightly higher than the wholesale price, they are still lower than the official prices set by the hotels, airlines, and the Shinkansen company. We charge a monthly subscription fee of 2,530 Japanese yen (approximately $16). As of May 31, 2024, we had approximately 5,476 subscribers, and our revenue generated from the Travel Business was approximately $905 thousand and $1,462 thousand, respectively, during the fiscal years ended May 31, 2024 and 2023, which accounted for 9% and 13% of our total revenue for those periods, respectively.

Factors Impacting Our Operating Results

Our financial condition and results of operations have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed “Risk Factors” in this prospectus and those set out below.

Relationship with MVNEs and other third-party service providers

For our SIM Card Business, we lease mobile connectivity and wireless communications services and applicable SIM cards from FreeBit, a Japanese MVNE that leases the wireless network infrastructure from NTT Docomo. While our service agreement has been automatically renewed every year since 2022, we have not entered into a long-term service agreement with FreeBit. See “Business—SIM Card Business.” Moreover, for our Internet Business, we lease SIM cards and mobile connectivity and wireless communications services and purchase applicable mobile routers wholesale from Network Consulting, and purchase applicable mobile routers wholesale from UQ Communications Inc., a Japanese MNO. In addition, we purchase internet access services and applicable home routers wholesale from NEXT BB. See “Business—Internet Business.” Our service agreements with Network Consulting and NEXT BB have an automatic renewal term, allowing us to continue the contractual relationship under the same terms, unless either party notifies the other of its intention to the contrary in writing no later than one month before the expiration of the then current term. However, there is no assurance that FreeBit will continue to lease the wireless network infrastructure from NTT Docomo and renew our service agreement with us. It is also possible that Network Consulting or NEXT BB may terminate our service agreement for our Internet Business. If the above MVNEs and other third-party service providers determine to terminate our service agreements or replacing existing terms with unfavorable ones, we may have no means of replacing these services on a timely basis or at all, which may adversely affect our business, financial condition, and our results of operations.

In addition, we rely greatly on network services provided by our MVNEs, their MNOs, and other third-party services providers, which may subject to interruptions, errors, or delays with respect to their backbone network or service facilities caused by human errors, interruptions, errors, or delays with service facilities, or natural factors, including damage from fire, earthquakes, or other natural disasters, power loss, sabotage, computer hackers, cyber-attack, human error, computer viruses, and other similar events. If our MVNEs, their MNOs, and other third-party services providers experience any of these incidents and will not be able to repair or regain stable network services in a timely manner or at all, our network capacity provided by such MVNEs, their MNOs, and/or other third-party service providers will suffer. As a result, the credibility of our network and customer satisfaction could decrease significantly, which could have a material adverse effect on our business and results of operations.

Ability to maintain and enhance our brand

We believe that recognition of our brand contributes significantly to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our customer’s base. As our market becomes increasingly competitive, maintaining and enhancing our brand will depend largely on our ability to fund the advertising and promote our services and brand through social media platforms, which may be increasingly difficult and expensive. We also intend to engage with our existing and potential customers to receive real time feedback on our services. However, we cannot guarantee that the expected results will be achieved. If we are unable to maintain and enhance a strong brand recognition, or fail to respond to customer requirements, we may lose our competitive edge and may not be able to increase our customer base. As a result, our brand, business, and results of operations may be materially and adversely affected.

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Ability to expand our services

Our business as a mobile connectivity and wireless communications services provider depends on our ability to maintain and expand our telecommunications service network while maintaining the quality of the services provided and a positive customer experience. We believe that our growth will require, among other aspects, increasing marketing activities and network capacity, continuous attention to service quality, and a positive customer experience. These requirements will place significant demand on our managerial, operational, and financial resources. Failure to manage successfully and effectively our growth could reduce the quality of our services and result in an inadequate customer experience that may have adverse effects on our business, financial condition, and results of operations.

Performance of our franchise stores and OEM Partners

A significant portion of our SIM Card Business and Internet Business revenue is generated by monthly usage payments paid by our customers obtained through our franchise stores and OEM Partners. During the fiscal years ended May 31, 2024 and 2023, revenue from customers acquired through our franchise stores accounted for 1.8% and 1% of our total revenue, respectively, and revenue from our OEM Partners accounted for 69.6% and 56.5% of our total revenue, respectively.  Any business interruptions or reduction of revenue of our franchisees or OEM Partners could have an adverse effect on our business. Our franchise stores and OEM service agreements generally have a term of one year and automatically renew for successive one-year terms, unless either party notifies the other of its intention to the contrary in writing no later than three months before the expiration of the current term. If our franchise stores or OEM Partners terminate their agreements with us or request more favorable terms than the ones we currently have to renew such agreement, our retail channels will decrease and our ability to acquire customers will suffer. As a result, our business and results of operations will be materially and adversely affected.

In addition, although we license certain trademarks and trade names, such as センターモバイル (which translates to “center mobile”), and grant permission to use our store management know-how and provide management guidance to franchise stores, franchise stores are independent operators, and their employees are not our employees. Franchise stores may not operate their stores in a manner consistent with our standards and requirements or they or their employees may take actions that adversely affect the value of our brand. While we try to ensure that franchise stores maintain the quality of our brand and comply with their franchise agreements, franchise stores may take actions that adversely affect the value of our intellectual property or reputation or that are inconsistent with their contractual obligations. Although our franchise agreements permit us to terminate the agreement under certain circumstances, including violation of the agreement by a franchise store or deterioration of financial conditions of a franchise store, there can be no assurance that such remedy will be available or sufficient to prevent or undo harm to our brand.

Ability to provide travel plans at competitive prices

We believe that the success of our Travel Business is dependent on our ability to provide subscribers with access to travel plans offered by partners at competitive prices. By cooperating with our travel business partners, we provide services that allow subscribers to purchase travel plans from our partners, at prices that are lower than the wholesale price in most cases. While our prices may sometimes be slightly higher than the wholesale price, they are still lower than the official prices set by the hotels, airlines, and the Shinkansen (Japanese bullet trains) company. If we are unable to keep travel plans offered by our partners via our portal site  attractive, for example, due to interruption of business relationships with our travel business partners or more attractive travel plans provided by competitors, our existing subscribers may terminate the subscriptions and we may not be able to attract new subscribers. As a result, our Travel Business revenue will decrease, which could materially and adversely affect our business, financial condition, and results of operations.

Competitive market

We face significant competition in the MVNO industry in Japan. The major competitors of our SIM Card Business are major MVNOs, some of which are highly integrated service providers that are directly operated by MNOs or MVNEs. These major competitors may have greater brand recognition, larger customer bases, and a larger pool of technology human resources, including application development engineers, than we do. They may also have better financial resources to fund advertising, lease more bandwidth of the mobile connectivity and wireless communications services to improve network speed, invest more heavily in research and development, and reduce prices to retain existing customers and attract new customers. We will compete with these competitors on brand name, quality of services, level of expertise, advertising, product and service innovation, and differentiation of product and services. Moreover, new entrants from other industries into the MVNO industry with new and enhanced technologies may increase the competition and weaken our competitive position and profitability. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures could have a material adverse effect on our business, financial condition, and results of operations.

Future Outlook of Market Trend

According to an report “Trends in the communications market” released by the MIC on April 24, 2024, as of the end of December 2023, there were 1,890 MVNOs, and the market share of MVNOs in the number of mobile communication contracts in cellular phone, Phala Network, and Broadband Wireless Access was 15.2%, which increased by 1.4% from 13.8% as of December 2022.

Although the consumer price index for telecommunications charges (cell phone) has declined significantly compared to the time when the revised Telecommunications Business Act went into effect in October 2019, the consumer price index for telecommunications charges (cell phone) has been on an upward trend in recent years, increasing by 13.0% since 2021.

According to the results of the survey conducted by the MIC from March 1, 2024 to March 3, 2024, a total of 3.3% of all respondents have switched from MVNOs to MNOs, while a total of 4.5% of all respondents have switched from MNOs to MVNOs. According to the report by the MIC, the number of MVNO contracts is increasing.

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Key Financial Performance Indicators

Revenue

Our revenue is primarily derived from mobile network services, advertising, outsourcing business, and travel business.

Cost of revenue

Our cost of revenue is primarily comprised of the costs to lease mobile connectivity and wireless communications services and applicable SIM cards and personnel costs related to outsourcing business.

Gross profit

Gross profit is the difference between our revenue and cost of revenue.

Selling, general, and administrative expenses (“SG&A expenses”)

SG&A expenses are primarily comprised of personnel costs for general corporate functions and sales and marketing staff, commission expenses, advertising expenses, and outsourcing expenses.

Operating income

Operating income is the difference between our revenue and cost of revenue and SG&A expenses.

Other income (expenses)

Other income (expenses) is primarily comprised of interest income (expenses) and other income (expenses), which reflect the non-recurring, non-operating gains and losses we have from time to time.

Results of Operations

Comparison of Results of Operations for the Fiscal Years Ended May 31, 2024 and 2023

The following table sets forth our statements of operations for the fiscal years ended May 31, 2024 and 2023:

(in thousands, except change % data)
	Fiscal Years Ended May 31,				Change (2024 vs 2023)
	2024($)	2024(¥)	2023($)	2023(¥)	$	¥	YoY %
Revenue:
Mobile network services	6,746	1,060,420	8,347	1,312,062	(1,601)	(251,642)	(19.2)%
Advertising	504	79,194	532	83,662	(28)	(4,468)	(5.3)%
Outsourcing business	1,685	264,878	467	73,397	1,218	191,481	260.9%
Travel business	904	142,146	1,462	229,804	(558)	(87,658)	(38.1)%
Other	233	36,576	391	61,498	(158)	(24,922)	(40.5)%
Total revenue	10,072	1,583,214	11,199	1,760,423	(1,127)	(177,209)	(10.1)%
Cost of revenue	5,839	917,763	4,945	777,375	894	140,388	18.1%
Gross profit	4,233	665,451	6,254	983,048	(2,021)	(317,597)	(32.3)%
SG&A expenses	3,793	596,247	3,569	561,057	224	35,190	6.3%
Operating income	440	69,204	2,685	421,991	(2,245)	(352,787)	(83.6)%
Other income (expenses), net	(7)	(1,050)	(5)	(830)	(2)	(220)	26.5%
Net income before tax	433	68,154	2,680	421,161	(2,247)	(353,007)	(83.8)%
Income tax expenses	(177)	(27,876)	(823)	(129,437)	646	101,561	(78.5)%
Net income	256	40,278	1,857	291,724	(1,601)	(251,446)	(86.2)%

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Revenue

Revenue decreased by JPY177,209 thousand ($1,127 thousand), or 10.1% year-over-year, to JPY1,583,214 thousand ($10,072 thousand). The decrease was primarily driven by following factors:

●	Revenue from mobile network services decreased by JPY251,642 thousand ($1,601 thousand), mainly due to a decrease in revenue through the distributors which resulted in a decrease in the number of service agreements from 32,845 as of May 31, 2023 to 30,033 as of May 31, 2024, as during the fiscal year ended May 31, 2024, we devoted our resources to increase sales to individual users through directly-operated stores, franchise stores, and OEM Partners.

●	Revenue from advertising decreased by JPY4,468 thousand ($28 thousand), mainly due to a decrease in the number of users during the fiscal year ended May 31, 2024, as we had fewer users watching advertisement.

●	Revenue from outsourcing business increased by JPY191,481 thousand ($1,218 thousand), mainly due to an increase in the number of contracts with corporate clients demanding temporary workers. The number of workers we dispatched and the number of job seekers we introduced increased from zero in the year ended May 31, 2023 to 21 and 151, respectively, in the year ended May 31, 2024.

●	Revenue from travel business decreased by JPY87,658 thousand ($558 thousand), mainly due to a decrease in travel plans sold by our distributors as the number of distributors decreased since contracts with some distributors came to an end in the fiscal year ended May 31, 2024 The number of subscribers for our travel business decreased from 8,205 as of May 31, 2023 to 5,476 as of May 31, 2024.

Cost of Revenue

Cost of revenue increased by JPY140,388 thousand ($894 thousand), or 18.1% year-over-year, to JPY917,763 thousand ($5,839 thousand). Cost of revenue related to mobile network services increased while revenue decreased because the majority of the costs to lease mobile connectivity and wireless communications services and applicable SIM cards as our largest cost is fixed for each year and does not fluctuate with changes in number of users. In addition, cost of revenue related to outsourcing business, which mainly consists of personnel costs, increased as the sales increased in the fiscal year ended May 31, 2024. The decrease in cost of revenue related to advertising and travel business reflects the lower direct costs associated with the lower corresponding revenue.

SG&A Expenses

SG&A expenses increased by JPY35,190 thousand ($224 thousand), or 6.3% year-over-year, to JPY596,247 thousand ($3,793 thousand) primarily due to:

●	an increase in payroll costs due to an increase in headcount and an increase in directors’ compensations; and

●	an increase in advertising expenses due to the active promotions for outsourcing business.

The increase was partially offset by a decrease in incentives paid to franchise stores and distributors due to the decrease in sales from mobile network service.

Other Income (Expenses), net

Other expenses increased by JPY220 thousand ($2 thousand), or 26.5% year-over-year, to JPY1,050 thousand ($7 thousand), primarily due an increase in interests on bonds.

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Net Income

As a result of the foregoing, the net income was JPY40,278 thousand ($256 thousand) during the fiscal year ended May 31, 2024, compared to JPY291,724 thousand ($1,857 thousand) during the fiscal year ended May 31, 2023.

Cash Flows/Liquidity

Cash Flows for the Fiscal Years Ended May 31, 2024 and 2023

As of May 31, 2024 and 2023, we had cash of JPY365,017 ($2,322 thousand) and JPY517,101 ($3,290 thousand), respectively. Liquidity is a measure of our ability to meet potential cash requirements. We generally fund our operations with cash flows from operations, and, when needed, borrowing from financial institutions. We expect that our cash and cash equivalents will be sufficient to fund our operating expenses and cash obligations for the next 12 months, although our ability to continue as a going concern depends upon our ability to attract and retain revenue generating customers, acquire new customers, and secure additional financing.

(in thousands)

	Fiscal Year Ended May 31, 2024	Fiscal Year Ended May 31, 2023
Cash flows from operating activities:
Net income	¥40,278	¥291,724
Depreciation and amortization	6,792	5,500
Changes in operating assets and liabilities:
Decrease in accounts receivable	83,438	34,375
(Increase) in inventories	(6,034)	(3,764)
(Increase) in other receivable	(22,390)	(860)
(Increase) in income taxes receivable	(38,635)	-
(Decrease) in accounts payable	(27,097)	(53,494)
Increase in accrued expenses	18,801	13,598
Increase in contract liabilities	3,597	12,150
(Decrease) increase in income taxes payable	(116,637)	51,064
(Decrease) increase in consumption tax payable	(29,173)	22,375
Increase (decrease) in deferred tax liabilities	8,359	(7,464)
Other, net	3,010	(2,882)
Net cash flows (used in) provided by operating activities	(75,691)	362,322

Cash flows from investing activities:
Purchases of property and equipment	(4,488)	(62,112)
Purchase of investments	-	(33,863)
Payments of short-term loans receivable	-	(800)
Payments of short-term loans receivable - related party	(3,324)	(29,089)
Net cash flows (used in) investing activities	(7,812)	(125,864)

Cash flows from financing activities:
Repayments for long-term loans	(10,008)	(10,008)
Proceeds from issuance of bonds	-	100,000
Redemption of bonds	(19,164)	(9,515)
Payment for debt issuance costs	-	(2,710)
Payments of listing expenses	(39,409)	-
Net cash flows (used in) provided by financing activities	(68,581)	77,767
Net (decrease) increase in cash and cash equivalents	(152,084)	314,225
Cash and cash equivalents at the beginning of the fiscal year	517,101	202,876
Cash and cash equivalents at the end of the fiscal year	¥365,017	¥517,101

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	¥624	¥510
Cash paid for taxes	175,766	86,692

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Operating Activities

Net cash generated from operating activities decreased from cash inflow of JPY362,322 ($2,305 thousand) during the fiscal year ended May 31, 2023 to cash outflow of JPY75,691 ($482 thousand) during the fiscal year ended May 31, 2024. The decrease was primarily due to the decrease in net income in the fiscal year ended May 31, 2024.

Investing Activities

Net cash used in investing activities decreased from JPY125,864 thousand ($801 thousand) during the fiscal year ended May 31, 2023 to JPY7,812 thousand ($50 thousand) during the fiscal year ended May 31, 2024. The decrease was primarily due to the less amount spent on the acquisition of property and equipment and investments.

Financing Activities

Net cash provided by financing activity decreased from cash inflow of JPY77,767 thousand ($495 thousand) during the fiscal year ended May 31, 2023 to cash outflow of JPY68,581 thousand ($436 thousand) during the fiscal year ended May 31, 2024, mainly due the issuance of bonds in the fiscal year ended May 31, 2023.

Contractual Obligations and Commitments

As of May 31, 2024, we had total of JPY139,530 thousand ($888 thousand) contractual obligations for future payments.

	As of May 31, 2024
Yen in thousands	Payments due by period:
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Long-term debt	¥28,316	¥10,008	¥18,308	¥—	¥—
Bonds	68,612	19,358	49,254	—	—
Operating lease payments	42,602	22,697	19,905	—	—
Total	¥139,530	¥52,063	¥87,467	¥—	¥—

Off-Balance Sheet Arrangements

As of May 31, 2024, we did not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Capital Expenditures

Our capital expenditures primarily consist of acquisition of property and equipment.

During the fiscal years ended May 31, 2024 and 2023, we spent JPY4,488 thousand ($29 thousand) and JPY95,975 thousand ($611 thousand), respectively, on acquisitions of property and equipment and nil and JPY33,863 thousand ($215 thousand), respectively, on acquisition of investments.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Risk

We transact our operating activities in Japan, and our cash generated from revenue is denominated in Japanese yen. Our expenses are generally denominated in Japanese yen. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities, and net investments in foreign operations, if we acquire any. We acknowledge the recent volatility of the U.S dollar but believe we are relatively insulated from foreign exchange risk, as most of our economical transactions are conducted within Japan and using Japanese yen.

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Inflation Risk

Inflationary factors, such as increases in our operating expenses, may adversely affect our results of operations. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, an increase in the rate of inflation in the future may have an adverse effect on our levels of operating expenses as a percentage of revenue if we are unable to increase our prices to keep pace with these increased expenses.

Interest Rate Risk

As of May 31, 2024, we had cash and cash equivalents that consist of bank deposit. We did not have investment or other interest-earning instruments that carry a high degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our historical consolidated financial statements.

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our consolidated financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this prospectus, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our consolidated financial statements.

Use of Estimates

Significant accounting estimates reflected in our consolidated financial statements include inventories, long-lived assets, leases, asset retirement obligations, and deferred tax liabilities. Economic conditions may increase the inherent uncertainty in the estimates and assumptions indicated above. Actual results may differ from previously estimated amounts, and such differences may be material to our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our financial statements:

Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of ASC 606 is that the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The ASC 606 revenue recognition model consists of the following five steps:

(1)	identifying a contract with a customer,

(2)	identifying the performance obligations in the contract,

(3)	determining the transaction price,

(4)	allocating the transaction price to the performance obligations in the contract, and

(5)	recognizing revenue when (or as) the entity satisfies a performance obligation.

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For an arrangement to qualify as a contract, it must be probable that the Company will collect the consideration to which it is entitled for the goods or services to be transferred. Once the contract is determined to be within the scope of ASC 606, the Company assesses the promised goods or services in each contract and determines whether those are performance obligations and the related transaction price. The Company then recognizes the sale of goods based on the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied.

The Company recognizes revenue from mobile network service, sales of advertisement, outsourcing service, and travel business sales.

Mobile network service segment

Revenue from mobile network service

Revenue from mobile network service is recognized over time during the period the network services are provided to end users.

Advertising segment

Revenue from sales of advertisement

Revenue from sales of advertisement is recognized at a point in time when the Company completes providing advertisements to end users through the Company’s mobile network.

Outsourcing service segment

Revenue from outsourcing service

Revenue from outsourcing services as a staffing agency is recognized over time during the period the human resources are provided to the customers. In addition, revenue from outsourcing service as an intermediary is recognized at a point in time when a customer hires a job seeker introduced by the company and after the period stipulated in the contract has elapsed.

Travel business segment

Revenue from travel business sales

Revenue from travel business sales is recognized over time during the period the Company provides subscription services to customers that allow them to purchase travel plans such as hotel plus airplane ticket set plans or hotel plus Shinkansen (Japanese bullet trains) ticket travel plans offered by its travel business partners through the Company’s portal.

Inventories

Inventories consist of merchandise, including smartphone-related products and cosmetic products. Estimates of the lower of cost and net realizable value of inventory are determined by comparing the actual cost of the inventory to the estimated selling prices in the ordinary course of business based on current market and economic conditions, less reasonably predictable costs of completion, disposal, and transportation of the inventory.

Property and Equipment

Property and equipment are stated at cost.

	Useful life	Depreciation method
Buildings	24-27 years	Straight-line method
Leasehold improvements	10 years	Straight-line method
Vehicles	2 years	Straight-line method
Tool, furniture, and fixtures	3 years	Straight-line method
Land	Indefinite	-

Maintenance and repairs are charged to expenses as incurred. Improvements of a major nature are capitalized. Construction in progress is not depreciated until ready for service at the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are reflected in income.

The long-lived assets of the Company are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment” (“ASC No. 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment is recognized by measuring the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment losses were recorded during the fiscal years ended May 31, 2024 and 2023.

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BUSINESS

Overview

We are a mobile connectivity and wireless communications services provider in Japan, offering a full range of 4G LTE voice, texting, and data services covering all areas throughout Japan. Our customers are attracted to our services because of our competitive prices, flexible monthly plans, the high quality and stability of our services, and our innovative business model that allows our customers to lower their monthly fees. We offer such services on a monthly basis for specified quantities of minutes or amounts of data selected in advance. In addition, we are, as of the date of this prospectus, one of the few mobile connectivity and wireless communications services providers in Japan operating an innovative business model that allows our customers to lower their monthly fees for our services by watching advertisements or playing games through our proprietary app, “PLAIO.” Through this business model that incentivizes our customers to watch advertisements through PLAIO, we are able to receive advertising fees from advertisers and use them to reward those customers who watched advertisements in the form of “points,” which may be used by them to lower their monthly fees for our mobile connectivity and wireless communications services.

As an MVNO, we provide mobile connectivity and wireless communications services in Japan by using the infrastructure and communication system of NTT Docomo, one of the largest Japanese MNOs in terms of subscription market share. To provide mobile connectivity and wireless communications services to our customers, we lease mobile connectivity and wireless communications services and applicable SIM cards from FreeBit, a Japanese MVNE that leases the wireless network infrastructure from NTT Docomo, and re-leases the SIM cards to OEM Partners, retailers who re-lease the SIM cards under their own brands, or to customers through our online store, directly-operated stores, franchise stores, and distributors under our name (the SIM Card Business).

Because we do not own or operate a physical network or relevant appliances and equipment, we are free from related capital expenditures and, therefore, are able to focus our resources on providing competitive prices for our services against MNOs. Furthermore, in addition to the monthly fees from our customers, we are also able to generate advertisement revenue through operating our innovative business model. While it is common for other mobile connectivity and wireless communications services providers that operate diversified businesses to generate additional revenue by selling other services to existing customers for the mobile connectivity and wireless communications services, our innovative business model allows us to generate additional advertisement revenue without the sales of other services, enabling two revenue streams from a single service. This unique dual revenue structure provides us with additional funds to provide high-quality and stable services by leasing sufficient bandwidth for mobile connectivity and wireless communications services from FreeBit yet at competitive prices to our customers.

As of May 31, 2024, we had entered into approximately 30,033 service agreements for our mobile connectivity and wireless communications services and our revenue generated from the SIM Card Business was approximately $6,746 thousand and $8,347 thousand, respectively, during the fiscal years ended May 31, 2024 and 2023, which accounted for 67.1% and 74.5% of our total revenue for those periods, respectively.

We also operate an internet service business to Internet Business. Under the Internet Business, we offer three types of communications services: the mobile router connectivity service, the home wireless communications service, and the home internet service. For the mobile router connectivity service and the home wireless communications service, we, as an MVNO, lease SIM cards and mobile connectivity and wireless communications services and purchase applicable mobile routers wholesale from an MVNE and sell our wireless communications services to the customers through our retail channels; for the home internet service, we purchase internet access services and applicable home routers wholesale from an internet access service provider that purchases the optical fiber system and internet access services wholesale from telecom companies and sell our internet access services to customers through our retail channels.

As of May 31, 2024, we had entered into approximately 1,127 service agreements under the Internet Business, and our revenue generated from the Internet Business was approximately $283 thousand and $465 thousand, respectively, during the fiscal years ended May 31, 2024 and 2023, which accounted for 2.8% and 4.6% of our total revenue for those periods, respectively.

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In addition to the SIM Card Business and the Internet Business, we currently also operate the Outsourcing Business. Under the Outsourcing Business, we work as a staffing agency, and our goal and policy are to provide a more stable working environment and conditions for job seekers. Unlike most of the staffing agencies in Japan that only hire job seekers and dispatch them to their corporate clients without providing much training, leaving the training to such corporate clients, we hire job seekers as our full-time employees and provide basic training to help them fit into the workplaces and positions that we consider the best match for them based on their willingness, interests, personalities, experiences, requirements, and our corporate clients’ needs before dispatching them to our corporate clients. We also focus on the welfare of our employees and, we believe, offer more competitive employment conditions compared to those of other staffing agencies in Japan. By doing so, we may provide a more stable working environment and conditions for job seekers, which benefits us in recruiting more talented and competent personnel to appeal to more corporate clients. For each dispatch, our corporate clients pay us a monthly dispatch fee, and we then pay our employees who are dispatched monthly salaries, transportation allowance, and incentive bonuses out of the dispatch fees. When our full-time employees are not dispatched to our corporate clients, they generally work at our office and assist in matters such as managing dispatched employees and acquiring new corporate clients.

In addition, for job seekers who do not intend to take the dispatch path, we provide the service of acting as an intermediary, introducing them to appropriate hirers based on job seekers’ willingness, interests, personalities, experiences, requirements, and the hirers’ needs. In particular, in some special cases of blue-collar job seekers, if they face financial difficulties before getting hired, we support them with a certain amount of living expenses for a certain period of time. By doing so, we expect to make our service appealing to more job seekers, enabling us to secure the source of job seekers. After the job seekers are hired, we charge the hirers referral fees no greater than 35% of the workers’ estimated annual compensation package.

During the fiscal years ended May 31, 2024 and 2023, our revenue generated from the Outsourcing Business was approximately $1,685 thousand and $467 thousand, respectively, which accounted for 16.8% and 4.2% of our total revenue for those periods, respectively.

In addition to our SIM Card Business, Internet Business, and Outsourcing Business, we currently also operate Travel Business. Through cooperating with our travel business partners, we operate a portal site that allows customers to purchase travel plans such as hotel plus airplane ticket set plans and hotel plus Shinkansen (Japanese bullet trains) ticket travel plans. In most cases, our prices are lower than wholesale prices. While our prices may sometimes be slightly higher than the wholesale price, they are still lower than the official prices set by the hotels, airlines, and the Shinkansen company. We charge a monthly subscription fee of 2,530 Japanese yen (approximately $16). As of May 31, 2024, we had approximately 5,476 subscribers, and our revenue generated from the Travel Business was approximately $905 thousand and $1,462 thousand, respectively, during the fiscal years ended May 31, 2024 and 2023, which accounted for 9% and 13% of our total revenue for those periods, respectively.

Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

Competitive price and an innovative business model

As an MVNO that uses the infrastructure and communication system of an MNO and leases mobile connectivity and wireless communications services from an MVNE, we can obtain bulk access to mobile connectivity and wireless communications services at wholesale rates. Since we do not own or operate a physical network or relevant appliances and equipment, we are free from related capital expenditures. Therefore, we are able to provide competitive prices for our services against MNOs.

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In addition, through operating an innovative business model that incentivizes our customers to watch advertisements through our proprietary app, “PLAIO,” we are able to receive advertising fees from advertisers and use them to reward those customers who watched advertisements to lower their monthly fees for our mobile connectivity and wireless communications services. By watching a video advertisement with a length ranging from 30 seconds to around 60 seconds through PLAIO, customers can receive five points, with each point being used as 0.1 Japanese yen by the customers to deduct their monthly fees for our mobile connectivity and wireless communications services.

During the fiscal years ended May 31, 2024 and 2023, more than 20% of our customers at least partly deducted their monthly fees for our mobile connectivity and wireless communications services through our innovative business model. See “—Innovative business model.” As we strive to grow our business, we expect to further develop our innovative business model and increase advertisement revenue. With such grown advertisement revenue, we intend to provide more incentives to our customers, such as awarding more points for each video advertisement watched, to the extent that most of our customers can large-partially or even fully deduct their monthly fees.

High quality and stability of our mobile connectivity and wireless communications services

Pursuant to our service agreement with FreeBit, we are able to determine the bandwidth of the mobile connectivity and wireless communications services we lease from FreeBit on a monthly basis. As the bandwidth determines how much data can be transferred at one time, the more bandwidth we lease from FreeBit, the more data our customers can send and receive at one time. As such, by monitoring the numbers of our customers and the aggregate data amounts they transfer and measuring the transfer speeds during the peak periods in specific areas on a daily basis, we may decide the bandwidth of the mobile connectivity and wireless communications services we need to lease from FreeBit or to increase the bandwidth to lease when necessary to ensure the high quality and stability of our services.

Thanks to the innovative business model we operate, in addition to the monthly fees we receive from our customers, we are also able to generate advertisement revenue. While it is common for other mobile connectivity and wireless communications services providers that operate diversified businesses to generate additional revenue by selling other services to existing customers for the mobile connectivity and wireless communications services, our innovative business model allows us to generate additional advertisement revenue without the sales of other services, enabling two revenue streams from a single service. This unique dual revenue structure provides us with additional funds to lease sufficient bandwidth for mobile connectivity and wireless communications services from FreeBit, ensuring the high quality and stability of our services.

Experienced management team with strong technical and operational expertise

Our management team is comprised of highly skilled and dedicated professionals who have extensive multidisciplinary experience related to our businesses.

Our founder, representative director, and Chief Executive Officer, Mr. Tatsuya Nakagoshi, served as a representative director at a consulting company in Japan for eight years and a representative director at a design and system development and maintenance company.

Our director, Mr. Yu Asano, has more than 10 years of experience in sales and has experience working as a manager at a company that provides temporary staffing services for two years.

Our director, Mr. Yuki Hayakawa, worked as a planner for five years at a trading house that resells apparels and interior goods online and via mail orders, where he was responsible for planning and execution of e-mail marketing and advertising distribution and deepened his knowledge in digital marketing, particularly e-mail marketing, and advertising. From April 2015 to March 2017, Mr. Hayakawa worked at a company providing smartphone and phoneline solutions for corporate customers, where he was responsible for corporate client sales. Mr. Hayakawa also has experience in online sales of original equipment manufacturer’s products during his two years working as a partner at a retailer. While serving as our director, Mr. Hayakawa also currently works as a partner at a company that focuses on advertising agency management business.

Our director and Chief Technology Officer, Mr. Yoshiaki Izutsu, has more than 10 years of experience in system engineering and web design.

Our director, Mr. Yusuke Kanazawa, has more than 10 years of experience in e-commerce. From December 2015 to March 2019, Mr. Kanazawa also served as a representative director at a real estate company, where he developed his expertise in marketing, including product planning, landing page creation and improvement, advertisement placement, and optimization of advertisement effectiveness. While serving as our director, Mr. Kanazawa also works as a sole proprietor, operating his e-commerce website and providing consulting services relating to e-commerce website management.

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Before joining us, our director and Chief Financial Officer, Mr. Kazuo Iseji, worked as a sole proprietor managing a restaurant in Osaka from April 2014 to May 2021, where he, in addition to general business operations, was also responsible for financial planning and management and accounting. In November 2011, Mr. Iseji passed Level 1 of the Official Business Skills Test in Bookkeeping, a test held by Chamber of Commerce and Industry of Japan, the knowledge of which is equivalent to college degree knowledge in commercial bookkeeping and accounting for large companies.

We have developed nationwide retail channels and flexible expansion model

We have established nationwide retail channels in Japan, consisting of two directly-operated stores, 36 franchise stores, 15 distributors, and four OEM Partners. With our existing retail channel, we are able to re-lease our SIM cards and provide customer services to our customers throughout the country. During the fiscal years ended May 31, 2024 and 2023, we entered into 30,033 and 32,845 service agreements for our mobile connectivity and wireless communications services, respectively.

To further expand our retail channel, we provide appealing incentives to attract retailers who want to join our SIM Card Business. They enjoy the great flexibility to join as franchise stores, distributors, or OEM Partners based on their own conditions and needs. See “—Retail Channels.”

Growth Strategies

We intend to develop our business by implementing the following strategies:

Continue to grow our SIM Card Business

As smartphones have become one of the most used electronic devices in modern daily life, more and more consumers tend to use specific smartphone apps to obtain the information they need rather than using search engines or web browsers as they did in the past. For example, more consumers are using Amazon’s or Walmart’s app to shop instead of using their websites in web browsers. Therefore, we believe it is one of the most efficient and effective ways to understand and obtain big data regarding the consumers’ life habits and what they are interested in by not only acquiring the web browsing history of the consumers but also collecting data like “when, how, and to what extent they are using their smartphones and when, how, and what smartphone apps they are using” because these will not be reflected in the consumers’ web browsing history if they only use smartphone apps. In view of this, to further develop the business model in which we use a portion of our advertisement revenue to benefit our customers with lower fees for our mobile connectivity and wireless communications services, we are currently cooperating with an external team to conduct research and we entered into a consulting agreement with a Japanese technology company that specializes in the development of big data technologies in September 2024 to give advice and guidance on the development of our big data technologies that allow us to collect and analyze, under our customers’ prior consent, big data and information regarding our customers’ lifestyle habits and interests. See “—Intellectual Property.”

We plan to apply our big data technologies when we grow our customer base to the extent that we have at least 100,000 customers. With the implementation of our big data technologies under development in the future, we expect to be able to collect and analyze, under our customers’ prior consent, big data and information regarding the lifestyle habits and interests of our customers (including those who use our SIM cards or our original smartphones (as described below)) not only from their web browsing history but also from the smartphone apps they use to maximize the effectiveness and efficiency of advertising by conducting highly accurate targeted advertising. We expect such targeted advertising to include, for example, displaying travel agencies’ advertisements to offer special deals on travel plans for users who open travel apps frequently, delivering advertisements of newly released games to users who play game apps three times or more a week, and casting advertisements of appropriate products at the proper timing to the users according to their lifestyle habits and interests. As of the date of this prospectus, we have obtained a patent in Japan and are proceeding with the patent application in all Patent Cooperation Treaty contracting states in connection with our big data technologies that enable us to obtain big data from SIM communication logs and are preparing to submit certain patent applications in Japan and all Patent Cooperation Treaty contracting states for certain methods to apply big data to conduct effective and efficient advertising.

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In addition, we plan to deliver advertisements in the format of push notifications on smartphones. In this case, our customers will be able to “watch” the advertisements by simply tapping the push notification, making it easier for them to earn points and for us to generate advertisement revenue. As smartphones have become one of the most used electronic devices in modern daily life and we expect people to spend more time on them in the future, we believe being able to deliver advertisements directly through smartphones and, with the implementation of our big data technologies, at the most appropriate timing and with most appealing contents to our customers will substantially increase the click-through rate of the advertisements we deliver and maximize the effectiveness and efficiency of advertising, consequently attracting more advertisers and long-term advertising sponsors join our innovative business model as we believe it will be a useful platform for them to deliver their advertisements effectively and efficiently, and lead to more advertisement revenue generated. With such grown advertisement revenue, we intend to provide more incentives to our customers, such as awarding more points for each video advertisement watched, to the extent that more customers can fully deduct their monthly fees to attract more customers and broaden our customer base. Consequently, as we broaden our customer base, we will be able to attract more advertisers and long-term advertising sponsors, establishing a profitable cycle for our business. Ultimately, our goal is to mainly rely on the advertisement revenue from advertisers and long-term advertising sponsors to provide our mobile connectivity and wireless communications services for free to our customers, with advertisements delivered and watched on a regular basis, just like YouTube and Facebook, making “using our mobile connectivity and wireless communications services is free” become a new common sense among the consumers in Japan.

In addition, we plan to focus more on the online store on our website that we opened in June 2021, where customers can choose monthly plans to subscribe to our mobile connectivity and wireless communications services anywhere and order SIM cards to be shipped to their addresses within Japan. By doing so, we could further expand our sales and provide our services to the customers who reside in areas where we have not yet operated physical stores.

In addition, the reason we currently provide our mobile connectivity and wireless communications services as an MVNO is the low demand for bandwidth from our limited customer base. Therefore, as we grow our customer base, the demand for bandwidth from our customer base may increase to a level that is economically and strategically proper for us to directly lease the wireless network infrastructure from NTT Docomo or other major MNOs in Japan, such as KDDI Corporation (AU) and SoftBank Corp., as an MVNE.

Increase our visibility and brand awareness by advertising

We intend to increase our visibility and brand awareness by advertising, promoting our services and brand through social media platforms, and engaging with our existing and potential customers to receive real-time feedback on our services. We also anticipate that listing on NASDAQ would increase our visibility and brand awareness and thus benefit the growth of our customer base.

Expand into the fields of water dispenser business and develop our original smartphones

Besides continuing to grow our SIM Card Business, we also intend to expand into the fields of water dispenser business and develop our original smartphones. As of the date of this prospectus, we are cooperating with certain manufacturers to develop our own original smartphones and water dispensers equipped with Internet of Things functions (“IOT functions”).

We are currently developing our original smartphones that, under our customers’ prior consent, will allow us to collect big data and information regarding the users’ lifestyle habits and interests, regardless of whether the smartphones are using our SIM card. In addition, under our customers’ prior consent, our original smartphones will allow us to display advertisements to our customers at the time we schedule while they are using them. As these advertisements will be skippable, they will not interfere with the normal operations of smartphones. In this case, like watching commercials on television, our customers will be able to earn points by watching these advertisements while using our original smartphones without making efforts to use our proprietary app, “PLAIO.”

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For the water dispenser business, we are currently planning to develop our original water dispensers equipped with IOT functions. With IOT functions, our water dispensers, under the users’ prior consent, are capable of recording and collecting data on users’ lifestyle habits, such as their health habits and usual time periods at home.

Through the sales of our original IOT water dispensers, we will be able to reach target customers different from those in the SIM Card Business and collect big data that we were unable to obtain before. For example, it will be possible for us to know users’ usual time periods at home, leading to further understanding of their lifestyles. In addition, as big data regarding users’ usual time periods at home are valuable data for companies such as home security companies and delivery companies, we will be able to leverage these big data to develop business collaboration relationships with them, bring us more business opportunities as well as providing a more convenient lifestyle for our users. Furthermore, as our original IOT water dispensers are equipped with powdered milk mode to make formula milk for infants, sterilized water mode, and hot water mode, we could reach and further understand the lifestyles of young couples with infants in their houses and people who may care more about their health. Since our original IOT water dispensers are also equipped with a function for users to create personal accounts to record their water consumption, if each user creates a personal account, we would be able to learn the number of people in each household.

In addition, by reaching these new target customers, we will be able to expand the promotion of our mobile connectivity and wireless communications services to different customer groups, expecting to further broaden our customer base. On the other hand, we may also promote our original IOT water dispensers to customers coming for our mobile connectivity and wireless communications services through our retail channels. As such, we expect this strategy will benefit both our water dispenser business and our SIM Card Business.

With the additional big data and information collected from the users of our original smartphones and IOT water dispensers, we intend to apply the big data technologies that we, cooperating with an external team and a Japanese technology company that specializes in the development of big data technologies, are currently researching and developing to conduct a further accurate analysis that would enable us to display appropriate and personalized advertisements to our customers more efficiently. By implementing this strategy, we expect to advertise more efficiently and effectively to attract more advertisers and long-term advertising sponsors and eventually increase our advertisement revenue. Furthermore, with such increased advertisement revenue, we intend to provide more incentives, such as awarding more points for each video advertisement watched, to attract more customers and broaden our customer base. Consequently, we will be able to attract more advertisers and long-term advertising sponsors, establishing a profitable cycle for our business.

Our Business

SIM Card Business

As an MVNO, we provide our mobile connectivity and wireless communications services in Japan by using the infrastructure and communication system of NTT Docomo, a leading Japanese MNO. To provide our mobile connectivity and wireless communications services to our customers, we lease mobile connectivity and wireless communications services and applicable SIM cards from FreeBit, a Japanese MVNE that leases the wireless network infrastructure from NTT Docomo, and re-leases the SIM cards to OEM Partners, retailers who re-lease the SIM cards under their own brands, or to the customers through our online store, directly-operated stores, franchise stores, and distributors under our name.

Flexible monthly plans

We provide flexible monthly plans to our customers for a full range of 4G LTE voice, texting, and data services covering all areas throughout Japan. Customers can select plans with specified transferrable amounts of voice plus data or plans with only specified transferrable amounts of data.

The tables below illustrate the monthly plans we provide.

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Voice plus Data Plans

Transferrable Amounts	Monthly Fees
3 GB	1,408 Japanese yen (Approximately $9)
12 GB	1,958 Japanese yen (Approximately $12)
20 GB	2,728 Japanese yen (Approximately $17)
50 GB	4,378 Japanese yen (Approximately $28)

Data Plans

Transferrable Amounts	Monthly Fees
3 GB	1,298 Japanese yen (Approximately $8)
12 GB	1,848 Japanese yen (Approximately $12)
20 GB	2,508 Japanese yen (Approximately $16)
50 GB	4,158 Japanese yen (Approximately $26)

Data plus Unlimited Voice Plans

Transferrable Amounts	Monthly Fees
3 GB + Unlimited Voice Service for 24 hours	3,278 Japanese yen (Approximately $21)
20 GB + Unlimited Voice Service for 24 hours	4,070 Japanese yen (Approximately $26)
20 GB + Unlimited Voice Service for 10 minutes	3,300 Japanese yen (Approximately $21)
20 GB + Unlimited Voice Service for 5 minutes	2,970 Japanese yen (Approximately $19)
50 GB + Unlimited Voice Service for 24 hours	5,478 Japanese yen (Approximately $35)

Innovative business model

One of the attractions of our mobile connectivity and wireless communications services is that we operate an innovative business model that allows our customers to lower their monthly fees for our services by watching advertisements or playing games through our proprietary app, “PLAIO.” Through operating this innovative business model that incentivizes our customers to watch advertisements through our proprietary app, “PLAIO,” we are able to receive the advertising fees from advertisers and use them to reward those customers who watch advertisements.

By watching a video advertisement with a length ranging from 30 seconds to around 60 seconds through PLAIO, customers can receive five points. Customers may also watch a video advertisement that is skippable after five seconds to get the chance to play a “Gacha Game,” which will give them an opportunity to earn points ranging from 10 to 10,000 or other awards such as extra transferrable amounts of data. With the points obtained through watching video advertisements or the “Gacha Game,” a customer may choose to challenge the “Rock Paper Scissors” game with the system up to five times, having the chance to double the points obtained for each time he/she wins, but also bearing the risk to lose all the points obtained if he/she loses once.

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Watching a video advertisement to get five points, and with the points obtained through watching video advertisements, customers may choose to challenge the “Rock Paper Scissors” game to double the points obtained.

With the points obtained through watching video advertisements or the “Gacha Game,” customers may choose to challenge the “Rock Paper Scissors” game to double the points obtained.

In addition to video advertisements and games, there are other advertisements posted on our website that allow customers to earn points by signing up for those advertised services or downloading those advertised apps.

Each point may be used as 0.1 Japanese yen by the customers to deduct their monthly fees for our mobile connectivity and wireless communications services. The amount of points that could be obtained is unlimited and has no expiration date, which means it is possible for a customer to earn more points than the required amount to fully deduct his/her monthly fees, and the remaining points could be carried over to the next month after the monthly fees are fully deducted.

During the fiscal year ended May 31, 2024, among the 291,492 payment cycles (12 months in a fiscal year times the number of customers, the “Payment Cycles”), monthly fees for our mobile connectivity and wireless communications services of 8,217 (approximately 2.8%), 24,776 (approximately 8.4%), and 76,110 (approximately 26.1%) Payment Cycles were fully, half, and partly deducted, respectively. During the fiscal year ended May 31, 2023, among the 335,023 Payment Cycles, monthly fees for our mobile connectivity and wireless communications services of 5,665 (approximately 1.6%), 23,467 (approximately 7.0%), and 77,720 (approximately 23.1%) Payment Cycles were fully, half, and partly deducted, respectively.

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Through the advertising fees we receive from the advertisers, we are able to use them to reward those customers who watch advertisements, as the more video advertisements are watched by them, the more advertising fees we can receive from the advertisers. As of the date of this prospectus and for the past two fiscal years, we have been working with FourM Co., Ltd., a Japanese media growth company (“FourM”), to maintain the operation of this business model. Pursuant to the application license agreement we entered into with FourM on October 31, 2022, FourM is responsible for attracting and negotiating with the advertisers and managing the advertisements displayed in PLAIO. Generally, FourM ensures the advertisements of those paying the highest advertising fees are shown to the customers. As a reward, FourM is allowed to keep a certain portion of the advertising fees collected from the advertisers. For the fiscal years ended May 31, 2024 and 2023, we received an aggregate of $504 thousand and $532 thousand advertising fees, respectively.

The material terms stipulated in the application license agreement are as follows:

Obligations and Rights

FourM is authorized to manage all the matters regarding the advertisements displayed or to be displayed in PLAIO, including attracting and negotiating with advertisers, selecting advertisements, and collecting customer data.

By the end of each month, FourM is allowed to keep a certain portion of the advertising fees it collected from the advertisers as the reward and is required to pay us the rest of them.

Intellectual Property Rights

With our prior consent, FourM may repair or modify PLAIO. However, we have all the rights, including copyrights, with respect to the repaired or modified parts of PLAIO, whether or not the repair or modification is made during the effective term of the application license agreement.

Term

The application license agreement is effective for three months commencing November 1, 2022, and is automatically extended for successive three-month terms if neither we nor FourM delivers notice of termination at least one month prior to the expiration date of the application license agreement.

As of the date of this prospectus, the application license agreement has been continuously extended since January 31, 2023.

Termination

Both we and FourM may immediately terminate the application license agreement without notice if any of the following events, among other things, occurs to the other party:

(1)	If any party breaches the application license agreement, and the breach is not corrected within 14 days; and

(2)	When any party is legally, administratively, or financially deemed impossible or difficult to continue the application license agreement.

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The following diagram describes our innovative business model.

Our Supplier

As of the date of this prospectus and for the fiscal years ended May 31, 2024 and 2023, we provide our mobile connectivity and wireless communications services in Japan by leasing mobile connectivity and wireless communications services and applicable SIM cards from FreeBit, a Japanese MVNE that leases the wireless network infrastructure from NTT Docomo.

While we do not enter into a long-term service agreement with FreeBit, our service agreement has been automatically renewed every year since 2022. It is our mutual understanding that we will continue to lease mobile connectivity and wireless communications services and applicable SIM cards from FreeBit for a long-term period to provide continuous services to our existing customers. See “Risk Factors—Risks Relating to Our Business—Our dependence on FreeBit’s mobile connectivity and wireless communications services and NTT Docomo’s wireless network infrastructure could prevent us from continuously providing our services to our customers, which could result in decreased sales and revenue and loss of market share.”

The material terms stipulated in the service agreement are as follows:

Obligations and Rights

We have agreed to lease mobile connectivity and wireless communications services (the “Services”) and applicable SIM cards from FreeBit for a minimum period of one year. The details of the Services, including the amount of the bandwidth, are stipulated in fixed-term orders to be placed to FreeBit every month. We have also agreed to lease at least 10Mbps of the bandwidth each year.

During the effective period of the service agreement, FreeBit has agreed to provide us with any technical support related to the Services.

Suspension of the Services

FreeBit may choose to suspend the Services if we have any of the following breaches (the “Breach”):

(1)	failure to pay the fees for the Services;
(2)	violation of the law or public order and morals;
(3)	a breach of the service agreement and such breach would cause or is possible to cause significant hindrance to FreeBit’s business operation or equipment; or
(4)	a breach of certain other clauses stipulated in the service agreement.

Use of Intellectual Property Rights

Without prior consent, neither party is allowed to use the other party’s name, brands, trademarks, or other symbols.

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Re-lease

With FreeBit’s prior consent, we are allowed to re-lease the Services to third parties. FreeBit may determine whether to issue its consent based on its own discretion after reviewing the information regarding the third party provided by us.

Term

The service agreement is effective for one year and is automatically extended for another year if mutual consent to end the service agreement is not reached by the parties at least three months prior to the expiration date of the service agreement.

As of the date of this prospectus, the service agreement has been automatically renewed every year since 2022.

Termination

FreeBit may terminate the service agreement if:

(1)	FreeBit suspends the Services according to the service agreement, and the Breach that leads to such suspension is not corrected after a reasonable period;
(2)	we breach the service agreement, and FreeBit deems such breach would cause significant hindrance to its business operation or equipment;
(3)	we are legally, administratively, or financially deemed impossible or difficult to perform our obligations under the service agreement; or
(4)	FreeBit deems that we are related to any anti-social forces.

We may terminate the service agreement at any time with a written notice delivered to FreeBit three months in advance. We may also terminate the service agreement if:

(1)	FreeBit is bankrupt; or
(2)	we deem that FreeBit is related to any anti-social forces.

Under the service agreement with FreeBit, we place a fixed-term order to FreeBit every month to lease its mobile connectivity and wireless communications services. By doing so, we have great flexibility in determining the bandwidth of the mobile connectivity and wireless communications services we lease from FreeBit on a monthly basis to ensure the high quality and stability of our services. As the bandwidth determines how much data can be transferred over time, the more bandwidth we lease from FreeBit, the more data our customers can send and receive at one time. As such, by monitoring the numbers of our customers and the aggregate data amounts they transfer during peak periods and measuring the transfer speeds during the peak periods in specific areas on a daily basis, we determine the bandwidth of the mobile connectivity and wireless communications services we need to lease from FreeBit and/or decide to lease extra bandwidth for peak periods when necessary to ensure the high quality and stability of our services.

Retail Channels

We currently maintain four different retail channels to re-lease our SIM cards and monthly plans for our mobile connectivity and wireless communications services to customers: directly-operated stores, franchise stores, distributors, and OEM Partners. During the fiscal years ended May 31, 2024 and 2023, we entered into 30,033 and 32,845 service agreements for our mobile connectivity and wireless communications services, respectively, and our revenue generated from the SIM Card Business was approximately $6,746 thousand and $8,347 thousand, respectively, which accounted for 67.1% and 74.5% of our total revenue for those periods, respectively.

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OEM Partners

As of the date of this prospectus, we have four OEM Partners re-leasing our SIM cards and mobile connectivity and wireless communications services in Osaka, Shizuoka, and Tokyo, respectively. We have been re-leasing most of the SIM cards and generating most of the revenue of the SIM card business through OEM Partners. For the fiscal years ended May 31, 2024 and 2023, the revenue generated from OEM Partners was $5,938 thousand and $7,803 thousand, respectively, which accounted for 88% and 93.5% of our total revenue generated from the SIM card business for those periods.

We have entered into OEM service agreements stipulating similar terms with each of the OEM Partners.

The material terms stipulated in our OEM service agreements are as follows:

Obligations and Rights

Different from directly-operated stores, franchise stores, and distributors, OEM Partners are allowed to re-lease our SIM cards and mobile connectivity and wireless communications services under their own brands and at the prices they set to customers, as long as they pay us an initial OEM fee ranging from 1 million Japanese yen (approximately $6,362) to 5 million Japanese yen (approximately $31,809), a monthly royalty of 50,000 Japanese yen (approximately $318) if OEM Partners provide customer services to their customers based on their own resources or a monthly royalty ranging from 100,000 Japanese yen (approximately $636) to 600,000 Japanese yen   (approximately $3,817),  depending on the number of the customers, if OEM Partners use our resources to do so, and fixed monthly license fees for each SIM card and monthly plan for our services they re-lease.

Suspension of Services

We may choose to suspend our services if OEM Partners:

(1)	fail to pay any fees under the OEM service agreement as scheduled;
(2)	violate the law or public order and morals;
(3)	breach the OEM service agreement and such breach would cause or is possible to cause significant hindrance to our services or equipment; or
(4)	breach of other clauses similar to (1), (2), and (3).

Term

During the fiscal years ended May 31, 2024 and 2023, the OEM service agreements entered were generally for a period of one year. The OEM service agreement is automatically extended for one year if neither we nor the OEM Partner delivers notice of termination at least three months prior to the expiration date of the OEM service agreement.

Termination

We may terminate the OEM service agreement if the OEM Partner:

(1)	violates relevant applicable laws or breaches the OEM service agreement and such violation or breach is not corrected within a reasonable period given by us;
(2)	is legally, administratively, or financially deemed impossible or difficult to continue the OEM service agreement;
(3)	does not follow our instructions;
(4)	engages in acts that would seriously damage our reputation and credit; or
(5)	triggers any other termination clauses in the OEM service agreement.

Nevertheless, each party may terminate the OEM service agreement at any time with a written notice delivered to the other party three months in advance.

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Directly-Operated Stores

We currently operate two directly-operated stores in Osaka, Japan. Each directly-operated store is generally staffed with one to two of our own employees to re-lease the SIM cards and provide customer services to our customers. For the fiscal years ended May 31, 2024 and 2023, revenue generated from our directly-operated stores was $175 thousand and $111 thousand, respectively, which accounted for 2.6% and 1.3% of our total revenue generated from the SIM card business for those periods, respectively.

格安SIM & スマホ修理
データそのまま！
即日対応 最短15分！
安心の高品質パーツ使用！
画面割れ・バッテリー交換・水没復旧・カメラ交換
充電口の交換・ボタン交換・その他修理
CENTER MOBILE
iPhone 修理修理地域最安値！
保護フィルムより快適。
SUMAHO
COATING MEISTER
スマホガラスコーティング
片面10分～
iphone・スマートフォン
片面 ¥3,000 / 両面 ¥5,000
d払い

Our directly-operated store in Umeda, Osaka

Franchise Stores

As of the date of this prospectus, we have 36 franchise stores (operated by 35 owners) throughout Japan re-leasing SIM cards and providing customer services under our brand “Center Mobile.” For the fiscal years ended May 31, 2024 and 2023, the revenue generated from our franchise stores was $180 thousand and $116 thousand, respectively, which accounted for 2.7% and 1.4% of our total revenue generated from the SIM card business for those periods, respectively.

We have entered into franchise agreements stipulating similar terms with each of the franchise store owners.

The material terms stipulated in our franchise agreements are as follows:

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Obligations and Rights

We generally charge a franchise fee ranging from 800,000 Japanese yen (approximately $5,089) to 1,800,000 Japanese yen (approximately $11,451), depending mainly on the negotiations with the franchise store owners. For those franchise store owners who do not intend to operate a physical franchise store, we charge a franchise fee ranging from 700,000 Japanese yen (approximately $4,453) to 1,800,000 Japanese yen (approximately $11,451). In addition, the franchise store owner is obliged to pay a monthly royalty of 50,000 Japanese yen (approximately $318) if the franchise store owner provides customer service to his/her customers based on his/her own resources or, in the event of a non-physical franchise store and its owner uses our resources to provides customer service, a monthly royalty ranging from 100,000 Japanese yen (approximately $636) to 600,000 Japanese yen (approximately $3,817), depending on the number of the customers.

In exchange, the franchise store owner is allowed to name his/her franchise store after our brand “Center Mobile,” sell our mobile connectivity and wireless communications services to customers under our brand, as well as use certain of our intellectual property rights, such as know-how, business models, and business methods, for his/her operation. In addition, we conduct a mandatory training session for each franchise store’s owner and staff before the commencement of its operations. We also provide instructions and advice regarding the management and operation of the stores and relevant sales techniques on a regular basis.

Incentives

For each SIM card and monthly plan for our mobile connectivity and wireless communications services re-leased and sold by the franchise store, we pay 750 Japanese yen (approximately $5) to the franchise store owner every month until such customer terminates the subscription for our mobile connectivity and wireless communications services.

Territory and non-compete

We guarantee that no other franchise stores will be allowed to operate within a certain area of an existing franchise store. However, this guarantee would no longer be applicable if such an existing franchise store does not enter into more than 50 service agreements for our mobile connectivity and wireless communications services within 12 months after the entry of the franchise agreement.

The franchise store owner guarantees that he/she will not operate similar businesses within the same area of the franchise store without our prior written consent. Violation of this clause will result in a penalty fee of 1 million Japanese yen (approximately $6,362).

Term

During the fiscal years ended May 31, 2024 and 2023, the franchise agreements entered were generally for a period of one year. The franchise agreement is automatically extended for one year if neither we nor the franchise store owner delivers notice of termination at least three months prior to the expiration date of the franchise agreement.

Termination

Both we and the franchise store owner may immediately terminate the franchise agreement without notice if any of the following events occurs to the other party:

(1)	When any party is legally, administratively, or financially deemed impossible or difficult to continue the franchise agreement;
(2)	A false declaration was made while entering into the franchise agreement;
(3)	Violations of certain clauses stipulated in the franchise agreement, or the franchisee commits a material breach of the franchise agreement in connection with the relationship with a customer, and it is clearly impossible to continue the franchise agreement;
(4)	The franchisee assigns its rights under the franchise agreement to a third party without our prior consent; and
(5)	Our reputation is seriously damaged due to disputes between the franchisee and customers.

We may also terminate the franchise agreement if the franchise store owner breaches the franchise agreement or any other agreement entered between us that is necessary for the operation of the franchise store for any reason other than those set forth in the preceding paragraph, and the breach is not corrected within the reasonable period of time demanded by us.

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Our franchise stores in Northern Kyushu (left) and Honmachi, Osaka (right)

Distributors

As of the date of this prospectus, we have 15 distributors re-leasing our SIM cards and providing customer services on our behalf in Japan, mainly in the Kansai and the Kanto areas. The distributors basically have similar obligations and rights to those of the franchise store owners, with some material differences as follows:

●	Unlike franchise stores, distributors do not need to pay an entry fee;

●	We do not provide regular instructions and advice regarding the management and operation of the stores and relevant sales techniques to the distributors;

●	The distributors are not allowed to name their store after our brand “Center Mobile;”

●	There are no limitations for us to have directly-operated stores, franchise stores, or other distributors in the area; and

●	The distributors receive less incentive payments for each service agreement for our mobile connectivity and wireless communications services they enter into, as compared to the franchise store owners.

For the fiscal years ended May 31, 2024 and 2023, the revenue generated from the distributors was $2,538 and $6,572, respectively, which accounted for 0.04% and 0.08% of our total revenue generated from the SIM card business for those periods, respectively.

Internet Business

We also operate our Internet Business to provide communications services other than those we provide under the SIM Card Business. Under the Internet Business, we offer three types of communications services: the mobile router connectivity service, the home wireless communications service, and the home internet service.

For the mobile router connectivity service and the home wireless communications service, we, as an MVNO, lease SIM cards and mobile connectivity and wireless communications services and purchase applicable mobile routers wholesale from Network Consulting, a Japanese MVNE that leases SIM cards and mobile connectivity and wireless communications services and purchases applicable mobile routers wholesale from UQ Communications Inc., a Japanese MNO, and sell our wireless communications services to the customers through our retail channels.

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For the home internet service, we purchase internet access services and applicable home routers wholesale from NEXT BB, a Japanese internet access service provider that purchases the optical fiber system and internet access services wholesale from NTT East Corporation and NTT West Corporation, Japanese telecom companies, and sell our internet access services to customers through our retail channels.

As of May 31, 2024, we had entered into approximately 1,127 service agreements under the Internet Business, and our revenue generated from the Internet Business during the fiscal years ended May 31, 2024 and 2023 was approximately $283 thousand and $465 thousand, respectively, which accounted for 2.8% and 4.6% of our total revenue for those periods, respectively.

Outsourcing Business

Our mission and policy for the Outsourcing Business are to provide a more stable working environment and conditions for job seekers. Unlike most of the staffing agencies in Japan that only hire job seekers and dispatch them to their corporate clients without providing much training, leaving the training to such corporate clients, we hire job seekers as our full-time employees and provide basic training to help them fit into the workplaces and positions that we consider the best match for them based on their willingness, interests, personalities, experiences, requirements, and our corporate clients’ needs before dispatching them to our corporate clients. In addition, we focus on the welfare of our employees and, we believe, offer more competitive employment conditions compared to those of other staffing agencies in Japan. By doing so, we may provide a more stable working environment and conditions for job seekers, which would benefit us in recruiting more talented and competent personnel to appeal to more corporate clients to demand our support.

Our policy of hiring job seekers as our full-time employees benefits both the job seekers and us. For job seekers, they can:

●	Have a stable income and benefits:

Unlike working as a traditional dispatched employee who would have no income during the gap of dispatches, being hired as our employees, the workers will still be able to receive the same level of income and enjoy benefits, such as paid leaves, insurance, pensions, and transportation allowance, even during such gap.

●	Have a basic training and comprehensive career path:

We provide basic training to help our workers fit into the workplaces and positions that we consider the best match for them based on their willingness, interests, personalities, experiences, requirements, and our corporate clients’ needs. In addition, after the first dispatch, our workers may, with our assistance, choose to work at a similar type of position or job for the next dispatch, enabling them to accumulate professional experience and develop the skillset needed for the jobs.

●	Have flexible working choices:

If our workers intend to try different types of positions or jobs after the end of a dispatch, they are offered to the opportunity to consult with our coordinators during regular counseling. After the counseling, we match the workers with the new workplaces and positions that we consider the best fit for them based on their willingness, interests, personalities, experiences, requirements, and our corporate clients’ needs.

For us, we can build long-term relationships with our workers to have a stable pool of competent and well-trained workers and use it as leverage to attract more corporate clients that demand our support.

Business Model

After hiring job seekers as our employees, we propose to them some workplaces and positions that we consider the best match for them based on their willingness, interests, personalities, experiences, requirements, and our corporate clients’ needs, and dispatch them to the workplace and position they choose.

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For each dispatch, our corporate clients pay us a certain dispatch fee every month, depending on the workplace and positions. We then pay our employees who are dispatched monthly salaries, transportation allowance, and incentive bonus out of the dispatch fees we have received from our corporate clients. When our full-time employees are not dispatched to our corporate clients, they generally work at our office and assist in matters such as managing dispatched employees and acquiring new corporate clients.

During the fiscal years ended May 31, 2024 and 2023, we dispatched 21 and zero workers to eight and zero corporate clients, respectively, and received aggregate dispatch fees of $556 thousand and nil, respectively.

In the event that our worker receives a job offer from our corporate client to work as its full-time employee, the worker may choose to resign from our Company and take the offer at his/her discretion. However, in this case, the corporate client is obliged to pay us a certain amount of referral commission, depending on the worker’s first-year compensation package.

For job seekers who do not intend to take the dispatch path, we provide the service of acting as an intermediary, introducing them to appropriate hirers based on job seekers’ willingness, interests, personalities, experiences, requirements, and the hirers’ needs. In particular, in some special cases of blue-collar job seekers, if they face financial difficulties before getting hired, we support them with a certain amount of living expenses for a certain period of time. By doing so, we expect to make our service appealing to more job seekers, enabling us to secure the source of job seekers. After the job seekers are hired, we charge the hirers a certain amount of referral fees no greater than 35% of the workers’ estimated annual compensation package. In addition, we have also entered into business cooperation agreements with certain employment agencies, pursuant to which these cooperating employment agencies and we have agreed to share the respective knowledge and hirers pool for the purpose of improving the efficiency of introducing each other’s job seekers to appropriate hirers. Under these business cooperation agreements, if our job seekers are hired by the hirers that cooperating employment agencies referred, the cooperating employment agencies will charge the hirers a certain amount of referral fees, and we will receive a certain portion of them. On the other hand, if a cooperating employment agency’s job seekers are hired by the hirers that were referred by us, then we will pay such a cooperating employment agency a certain portion of the referral fees that we charge the hirers.

During the fiscal years ended May 31, 2024 and 2023, we introduced 151 and zero job seekers to five and zero hirers, respectively, and received aggregate referral fees of $360 thousand and nil, respectively.

Furthermore, as we are expanding into the fields of water dispenser business and developing our original smartphones, we will need more salesforce when we commence the sales of our water dispenser and original smartphones. Therefore, we are also preparing our employees with certain training necessary for them to work as salespersons when they are not dispatched, expecting them to contribute to the sales of our water dispenser and original smartphones.

Corporate Clients

As of the date of this prospectus, we have 10 corporate clients that have demanded our support. Our top corporate client, PayPay, is a major Japanese company that operates the largest Japanese mobile payment app with 65 million users. With PayPay’s large amount of demand for manpower, we have dispatched 19 and zero of our workers, respectively, to PayPay to work at several different positions, mainly in sales, office support, and engineering departments, and received aggregate dispatch fees of $423 thousand and nil, respectively, during the fiscal years ended May 31, 2024 and 2023.

With the successful experience with PayPay, we intend to engage with more companies in Japan to provide our staffing services.

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Travel Business

In addition to our SIM Card Business, Internet Business and Outsourcing Business, we currently also operate a travel business. Through cooperating with our travel business partners, we operate a portal site that allows customers to purchase travel plans such as hotel plus airplane ticket set plans or hotel plus Shinkansen (Japanese bullet trains) ticket travel plans offered by our partners. In most cases, our prices are lower than wholesale prices. While our prices may sometimes be slightly higher than the wholesale price, they are still lower than the official prices set by the hotels, airlines, and the Shinkansen company. We charge a monthly subscription fee of 2,530 Japanese yen (approximately $16). As of May 31, 2024, we had approximately 5,476 subscribers, and our revenue generated from the Travel Business was approximately $905 thousand and $1,462 thousand, respectively, during the fiscal years ended May 31, 2024 and 2023, which accounted for 9% and 13% of our total revenue for those periods, respectively.

Competition

The MVNO market in Japan is highly competitive and fragmented. As of the date of this prospectus, we are competing with more than 30 companies that provide similar monthly plans for mobile connectivity and wireless communications services.

We believe we are well-positioned to effectively compete on the basis of the high quality and stability of our mobile connectivity and wireless communications services, our nationwide retail channels and flexible expansion model, and our competitive price and the innovative business model that we use a portion of our advertisement revenue to benefit our customers with lower fees for our services. However, some of our current and potential competitors may have a longer operating history, better reputation and brand awareness, greater financial and other resources, stronger relationships with customers, and greater economies of scale than we do. Moreover, certain of our competitors are highly integrated service providers that are directly operated by MNOs or MNVEs, providing them with competitive advantages as these companies are not dependent on upstream suppliers.

The staffing agency market in Japan is highly competitive and fragmented. As of the date of this prospectus, there are more than 40,000 licensed staffing agencies across the country, and we are mainly competing with more than 3,000 staffing agencies in Osaka prefecture. Nevertheless, we believe we are well-positioned to effectively compete with our competitors because, unlike most of the staffing agencies in Japan that dispatch the job seekers to their corporate clients without providing much training, leaving the training to such corporate clients, we hire job seekers as our full-time employees and provide basic training to help them fit into the workplaces and positions that we consider the best match for them based on their willingness, interests, personalities, experiences, requirements, and our corporate clients’ needs before dispatching them to our corporate clients.  In addition, we focus on the welfare of our employees and, we believe, offer more competitive employment conditions compared to those of other staffing agencies in Japan. By doing so, we may provide a more stable working environment and conditions for job seekers, which would benefit us in recruiting more talented and competent personnel to appeal to more corporate clients to demand our support. See “—Our Business — Outsourcing Business.” However, some of our current and potential competitors may have a longer operating history, better reputation and brand awareness, greater financial and other resources, stronger relationships with corporate clients, and greater economies of scale than we do.

Employees

We had 49, 43, and 27 full-time employees as of May 31, 2024, 2023, and 2022, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of May 31, 2024:

Function	Number
Management	7
Customer Services and Operations	12
Sales and Marketing	12
Human Resources	1
General and Administration	2
Technology	7
Others	8
Total	49

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We enter into employment agreements with our full-time employees. The employment agreements have an indefinite term and may be terminated by the employee with a 30-day advance notice. Dismissal of the employee by us is required to meet the following requirements: (i) the dismissal is objectively reasonable and socially acceptable; (ii) the dismissal is based on the grounds set forth in the labor regulations; (iii) the dismissal does not fall under any of the prohibited grounds stipulated by law; and (iv) a 30-day advance notice is given, or a dismissal allowance is paid in lieu of such notice. In addition, we enter into confidentiality agreements with our key employees upon employment with our Company.

In addition to our full-time employees, we had 4, 12, and two contract workers as of May 31, 2024, 2023, and 2022, respectively. Besides assisting our full-time employees, these contract workers are also responsible for general administration.

We believe that we maintain a good working relationship with our full-time and contract workers, and we have not experienced material labor disputes in the past. None of our employees are represented by a labor union.

Insurance

Other than the government-mandated social and health insurance, worker’s accident compensation insurance, and comprehensive tenant insurance, insurance policies that cover any damages and losses of certain machinery, property (excluding cash), fixed assets, and facilities inside the premises we own and lease for the purpose of business operation deriving from fire, water leaks, and other events stipulated in the relevant insurance policies, we do not maintain any other insurance covering our directors’ and officers’ liability, properties, equipment, or employees. We believe that our insurance coverage is in line with industry practice.

Property and Equipment

We lease our headquarters and our two directly-operated stores and own one employee dormitory and one rental property for investment purpose in Osaka, Japan. In addition, we own one piece of land and building in Makati, Philippines, and one piece of land and building in Vientiane, Laos, for investment purposes. A summary of our properties as of the date of this prospectus is shown below:

Location	Space (in square feet)	Use	Lease Term
Osaka, Japan	785.12	Headquarters	October 1, 2023 to September 30, 2025 (Renewable for every two years)
Osaka, Japan	183	One directly-operated store	August 1, 2022 to July 31, 2025 (Non-renewable)
Osaka, Japan	Not specified in the lease	One directly-operated store	September 1, 2024 to August 31, 2025 (Renewable for every one year
Osaka, Japan	1,003.4 (Building)/10,254 (Land)	One employee dormitory	Owned
Osaka, Japan	1,240	One rental property (Investment Purpose)	Owned
Makati, Philippines	523.56	One land and building (Investment Purpose)	Owned
Vientiane, Laos	34,365	One land and building (Investment Purpose)	Owned

We believe that our existing facilities are sufficient for our near-term needs.

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Intellectual Property

We regard our trademarks, patents, service marks, domain names, trade secrets, and similar intellectual property as critical to our success. We rely on a combination of copyright, patent and trademark law, and confidentiality agreements with employees, to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of the date of this prospectus, we have registered seven trademarks in Japan:

No.	Trademark	Type of Mark	List of Goods and Services	Registration Number	Registration Date	Expiration Date
1		Picture	Class 9, Class 35, and Class 38	6460496	October 22, 2021	October 22, 2031
2	コンシェルジュ広告	Word	Class 35	6583035	July 6, 2022	July 6, 2032
3		Picture	Class 35 and Class 42	6651527	December 13, 2022	December 13, 2032
4		Picture	Class 9	6676042	February 28, 2023	February 28, 2033
5	SNS mobile	Word	Class 38 and Class 42	6794534	April 9, 2024	April 9, 2034
6		Picture	Class 11	6825337	July 18, 2024	July 18, 2034
7		Picture	Class 35	6825455	July 18, 2024	July 18, 2034

The trademarks can generally be renewed every five or 10 years by filing a request for renewal and paying a renewal fee six months before the trademark right expires.

As of the date of this prospectus, we own two patents in Japan and are proceeding with a patent application for one of them in all Patent Cooperation Treaty contracting states and 16 domain names in Japan. Our business does not depend on those patents.

We currently operate an in-house technical department led by our director and chief technology officer, Mr. Yoshiaki Izutsu, with nine system engineers and three server engineers in Osaka, Japan, to develop new technologies and systems regarding our mobile connectivity and wireless communications services and other businesses. In addition, in order to find a method to effectively collect and use big data from customers while protecting their privacy, we are currently cooperating with an external team to conduct research and develop and entered into a consulting agreement with a Japanese technology company that specializes in the development of big data technologies in September 2024 to give advice and guidance on the development of our big data technologies.

The material terms stipulated in the consulting agreement are as follows:

Obligations and Rights

The technology company agreed to give advice and guidance on (i) the development of our big data technologies that enable us to obtain big data from SIM communication logs; (ii) the development of technologies that enable us to obtain big data from communication logs through our original smartphones; and (iii) other matters related to (i) and (ii).

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Intellectual Property Rights

All intellectual property rights of the inventions, devices, designs, know-how, or others created and arising from the performance of the consulting agreement belong exclusively to us. We may use and dispose of them at our own discretion.

Non-compete

Unless with our prior written consent, the technology company is not allowed to perform or provide the same or substantially similar services to our competitors, nor is it allowed to be hired by or serve as a director or officer of them.

Term

The consulting agreement is effective for four months, commencing September 1, 2024. While the consulting agreement will not be automatically extended, the parties may extend it based on mutual consent.

Termination

Both we and the technology company may immediately terminate the consulting agreement without notice if any of the following events occurs to the other party:

(1)	when any party is legally, administratively, or financially deemed impossible or difficult to continue the consulting agreement;
(2)	violations of the non-compete clause and other certain clauses stipulated in the consulting agreement;
(3)	when any party breaches the consulting agreement, and the purpose of the consulting agreement is deemed difficult to achieve even though such breach is corrected; or
(4)	the other party is seriously damaged.

Each party may also terminate the consulting agreement at any time based on its own discretion.

Seasonality

We have not experienced a significant impact on our business results due to seasonality. However, our business may become more seasonal in the future, and historical patterns in our business may not be a reliable indicator of future performance.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breaches of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

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REGULATIONS

Our business operations are subject to various governmental regulations in Japan. The principal regulations affecting our business operations are summarized below.

Telecommunications Business Act

Persons engaged in the business of telecommunications in Japan are subject to the Telecommunications Business Act of Japan. Our mobile connectivity and wireless communications services (including home wireless communication services, the same as below in this subsection) fall under the category of telecommunications businesses and are, therefore, subject to regulations under the Telecommunications Business Act, as discussed below.

A person who intends to operate a telecommunications business in Japan is required to register or file a notification before commencing the business. The Telecommunications Business Act defines the person who has registered or filed the notification as a “Telecommunications Carrier.” Because MVNOs do not have their own telecommunications facilities and instead utilize those of wholesalers, notification, rather than registration, is generally sufficient. If an MVNO operates a telecommunications business without notification, the MVNO may be subject to imprisonment or fines.

A Telecommunications Carrier using Telecommunications Numbers, the numbers granted by the MIC to Telecommunications Carriers who own network infrastructure, such as MNOs, which are necessary to provide certain telecommunications services, is generally required to prepare a Telecommunications Number Usage Plan. The plan outlines certain matters related to Telecommunications Numbers usage, such as the contents of the telecommunications services to be provided using the Telecommunications Number and a diagram of the telecommunications equipment necessary for the use of the Telecommunications Number, and requires certification from the MIC. However, a Telecommunications Carrier, such as MVNOs, that provides mobile connectivity and wireless communications services using Telecommunications Numbers granted to MNOs and not to itself, may prepare a Telecommunication Number Usage Plan identical to the standard Telecommunication Number Usage Plan prescribed and announced by the MIC, and such plan shall be deemed to be certified. The use of a Telecommunications Number without such a certified plan may result in fines.

When providing mobile connectivity and wireless communications services to consumers, Telecommunications Carriers are required to provide consumers with an outline of the terms and conditions of the services prior to the contract execution (a so-called “explanation of important matters”) and to provide a document describing the contents of the contract without delay after the contract execution (“post-contract document”). If a Telecommunications Carrier fails to provide an explanation of important matters, it may be subject to a business improvement order from the MIC, and if it fails to provide the post-contract document, it may be subject to a fine.

If a Telecommunications Carrier offers mobile telephone terminal services or wireless internet services with a cancellation fee exceeding one month’s basic usage fee, consumers may cancel the contract in writing within eight days of receiving the above post-contract document, regardless of the cancellation conditions stipulated in the contract. In the absence of the post-contract document, consumers may cancel the contract at any time.

MVNOs with more than 30,000 service subscriptions, or those with fewer than 30,000 service subscriptions but who also provide wholesale telecommunications services to other MVNOs, must file quarterly reports with the MIC on certain matters, including the status of their service subscriptions.

In addition, Telecommunications Carriers are generally required to obtain specific and clear consent from the parties concerned when acquiring or using communications secrets in the course of their business. Telecommunications Carriers are required to report to the MIC in the event of a breach of communications secrets.

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When a Telecommunications Carrier sends a program to a user’s terminal directing the terminal to transmit the user’s stored information to an external party, the Telecommunications Carrier is required to notify or publicly announce in advance the type of information to be transmitted, the destination of the transmission, and the purpose of the transmission. In the event of a violation, the Telecommunications Carrier may be subject to a business improvement order issued by the MIC.

In the event that a Telecommunications Carrier engages a sales agent to act as an intermediary in connection with the execution of contract for mobile connection and wireless communications services with a user, the Telecommunications Carrier is required to implement necessary measures to ensure that the sale agent performs these services properly and reliably. Failure to fulfill this obligation may result in the Telecommunications Carrier being subject to a business improvement order issued by the MIC.

The Telecommunications Business Act also applies to the development of smartphones. Terminal equipment such as smartphones is required to bear an indication that it complies with technical standards under the Telecommunications Business Act to be connected with Telecommunications Carriers’ telecommunications line facilities for use. Therefore, smartphones must be developed to comply with the technical standards set forth in the Act.

Mobile Phone Misuse Prevention Act

“Mobile Voice Communications Carrier,” a Telecommunications Carrier that offers “Mobile Voice Communications Service” defined in the act below, must comply with the Mobile Phone Misuse Prevention Act of Japan (the Act on Identity Confirmation, etc. Performed by Mobile Voice Communications Carriers for their Subscribers, etc. and Prevention of Wrongful Use of Mobile Voice Communications Services). Under the act, Mobile Voice Communications Carriers are required to verify the identity of the party to whom services are provided by, for example, obtaining a driver’s license, and to record the identity verification, and to keep such record for three years from the date of termination of the service contract. The MIC may request reports from, or conduct on-site inspections of, Mobile Voice Communications Carriers as necessary in relation to compliance with the act and may issue corrective orders in the event of violations of the act. Violations of such orders are subject to criminal penalties (imprisonment and/or fines). As a provider of Mobile Voice Communications Services, we are subject to the act.

Youth Internet Access Law

Telecommunications Carriers that provide “Mobile Phone Internet Access Service” to juveniles in Japan are subject to the Youth Internet Access Law of Japan (the Act on Establishment of Enhanced Environment for Youth’s Safe and Secure Internet Use). Under the act, the Telecommunications Carrier providing the Mobile Phone Internet Access Service is required to verify whether a counterparty or user is a juvenile when entering into a service contract. If a juvenile is the counterparty or user of the service, the Telecommunications Carrier is required to make the use of filtering services that restrict the viewing of information that may seriously impair the healthy development of juveniles a condition of the contract. We are subject to the act because we are a Mobile Phone Internet Access Service provider, where our customers or actual users may be a juvenile.

Provider Liability Limitation Act

In Japan, a person who relays telecommunications intended to be received by an unspecified number of persons is a “Specified Telecommunications Service Provider” subject to the Provider Liability Limitation Act of Japan (the Act on the Limitation of Liability for Damages of Specified Telecommunications Service Providers and the Right to Demand Disclosure of Identification Information of the Senders). Under the act, if it is clear that the rights of a third party have been infringed by telecommunications relayed by the Specified Telecommunications Service Provider and a claim is made by the infringed third party, the Specified Telecommunications Service Provider shall disclose the information of the sender of the telecommunications after hearing the opinion of the sender, to the extent that the Specified Telecommunications Service Provider has the information in its possession. We are conducting business as an internet access provider and thus are subject to the act as a Specified Telecommunications Service Provider.

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Radio Act

The development of smartphones in Japan is subject to the Radio Act of Japan. A radio device, such as a smartphone, is subject to a blanket license under the Radio Act and must carry an indication stating that it complies with the technical standards set out in the Radio Act. A smartphone without such indication is not eligible for a blanket license and thus cannot be made available to users. Therefore, the development of our original smartphones is subject to this regulation.

Act against Unjustifiable Premiums and Misleading Representations

The Act against Unjustifiable Premiums and Misleading Representations of Japan (the “Act against Unjustifiable Premiums and Misleading Representation”) prohibits the making of (i) misrepresentations of quality, (ii) misrepresentations of advantage, and (iii) other misrepresentations. In the event of a violation, an order to take measures may be imposed and an administrative monetary penalty order may also be imposed by the Japan Consumer Affairs Agency (“JCCA”). The JCCA will publicly announce the order, which will have a significant impact on the company’s reputation. The administrative monetary penalty order is, in principle, an order to pay an amount equal to 3% of the sales related to the misrepresentation during the period subject to the penalty, which is determined by the period during which the misrepresentation was made and other factors. In addition, the amendment to the Act against Unjustifiable Premiums and Misleading Representation, effective as of October 1, 2024, establishes criminal penalties for misrepresentations of quality and misrepresentations of advantage. Misrepresentations may result in claims for non-conformity or misunderstanding, and users and consumer groups may seek rescission of contracts, refunds, and damages.

Misrepresentation of quality is an untrue representation of the quality of a product or service. Specifically, it refers to representations to consumers that the quality, standard, or other content of goods or services is significantly better than it actually is, or that the goods or services are significantly better than the same or similar goods or services offered by competitors, when that is not the case. In order to facilitate the detection by the administrative authority, the Act against Unjustifiable Premiums and Misleading Representation allows the JCCA to request a business operator to submit materials showing reasonable grounds to support its representations within a certain period of time, and if the business operator does not submit such materials, or if the materials do not show reasonable grounds, the JCCA may deem the representations misleading and issue an order.

A misrepresentation of advantage is an untrue representation with respect to the terms and conditions of a transaction for goods or services. In particular, it refers to representations that mislead consumers into believing that the price or other terms of goods or services are significantly more favorable to the consumers than they actually are, or than those of the same or similar goods or services offered by competitors, when that is not the case.

Other misrepresentations are identified by the JCCA through its public notices include the so-called “bait and switch” and “stealth marketing” regulations. The “bait and switch” rules regulate the use of representations to lure customers by, for example, offering favorable terms, although no preparations have been made to provide the promised services or offers, while the “stealth marketing” rules regulate the use of advertisements and other representations in such a way that consumers are not aware that the representations are presented for advertising purposes.

Lastly, as an MVNO providing services primarily to consumers, we are required to comply with the Act against Unjustifiable Premiums and Misleading Representation against Unjustifiable Premiums and Misleading Representations. For example, we advertise that by viewing advertisements, users can earn a certain number of points which can be used to lower our services’ monthly fees. Such representations in advertisements relate to favorable terms of transactions and thus are subject to the regulations on misrepresentation of advantage. In addition, if we make advertisements about quality aspects of mobile telecommunications services, such as communication speed and ease of connection, such representations are subject to the regulations on misrepresentation of quality.

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Worker Dispatching Businesses Act

A part of our Outsourcing Business, the staffing agency business under which we hire job seekers and dispatch them to workplaces and locations of our corporate clients, is subject to the Worker Dispatching Businesses Act of Japan (the Act on Securing the Proper Operation of Worker Dispatching Businesses and Protecting Dispatched Workers.) Under the Worker Dispatching Businesses Act, a person who intends to have its employees work under the direction and orders of a third party for the benefit of such third party (defined as a “Worker Dispatching Business”) must obtain a license from the Minister of Health, Labor, and Welfare.

In addition to the license requirement, the Worker Dispatching Businesses Act imposes various regulations and restrictions to protect dispatched workers and contribute to employment stability. Under the Worker Dispatching Businesses Act, the period for which the corporate client may accept the same dispatched worker at the same workplace is generally up to three years, but the period may be extended if the dispatched worker is transferred to a different department at the same workplace (if the period is extended, the opinions of the majority labor union or a representative of a majority of employees at the workplace must be heard). The Worker Dispatching Businesses Act also prohibits the dispatch of workers for certain types of work, the dispatch of workers for day labor, and the dispatch of workers who have been employed by the same corporate client during the most recent one-year period. The Worker Dispatching Businesses Act also regulates the dispatch of workers within the group companies of the dispatching business operator by limiting the total number of working hours of all workers dispatched within the same group companies to no more than 80% of the total working number of hours of all dispatched workers of the dispatching business operator. In addition, the Worker Dispatching Businesses Act requires dispatching business operators to specify certain matters in contracts; to clearly explain certain matters to dispatched workers; to implement employment security measures, such as requiring direct employment by the client company; to provide education and training to dispatched workers; and to implement treatment improvement measures, such as equal and nondiscriminatory treatment. If a dispatching business operator violates regulations under the Worker Dispatching Businesses Act, it may be subject to administrative penalties, such as a corrective action order, suspension or revocation of its license, as well as criminal penalties, such as imprisonment and a fine.

Employment Security Act

Our Outsourcing Business, under which we act as an intermediary who introduces job seekers to employers, is subject to the Employment Security Act of Japan (the “Employment Security Act”). Under the Employment Security Act, anyone who arranges the establishment of an employment relationship between the employer and job seeker for fees (“Employment Placement Business Provider”) must obtain a license from the Minister of Health, Labor, and Welfare.

In addition to the license requirement, the Employment Security Act imposes various regulations and restrictions to ensure employment security. The Employment Security Act generally prohibits an Employment Placement Business Provider from referring job seekers to certain occupations and charging job seekers any commission fees. Furthermore, certain restrictions apply to the types of fees that may be charged to employers. Any Employment Placement Business Provider violating the Employment Security Act may be subject to administrative sanctions, such as a corrective action order, public notice, or revocation of its license, as well as criminal sanctions, such as imprisonment and fines.

Secondhand Goods Business Act

Under the Secondhand Goods Business Act of Japan, a person who intends to engage in certain businesses related to secondhand goods, including the sale, purchase, or exchange of secondhand goods, must obtain a license from a public safety commission in a relevant prefecture. In addition to the license requirement, the act imposes regulations on secondhand goods dealers to prevent the sale and purchase of stolen goods and to facilitate the prompt recovery of such items. These regulations include the prohibition of name lending, the appointment of a manager for each place of business, the counterparty’s identity verification, and the storage of certain information for each individual transaction. The violation of the act may result in investigations, order to implement certain measures or to suspend business by a prefectural public safety commission, and criminal penalties, such as fines and imprisonment. Since we also resell used smartphones, we are required to obtain a license and are subject to the regulations under the act.

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Personal Information Protection Act

As we handle certain personal information in the course of our business, we are subject to the provisions of the Personal Information Protection Act of Japan. The act mainly regulates the collection, use, storage, and transfer of personal information. When collecting personal information, we are required to notify the data subject, or to make public, of the purpose of use. The purpose of use must be specific, and the personal information collected must be used within the scope of such purpose. The storage of personal information must be so secured that it cannot be leaked. The act requires business operators who hold personal information of others to establish an information security system, including establishing a basic rule relating to personal information handling, appointing personnel responsible for handling personal information, conducting regular training on privacy and security breaches, and conducting physical security control. In addition, the transfer of personal information to a third party is generally subject to the prior consent of the data subject. Violation of a relevant regulation under the act may result in criminal fines and imprisonment, as well as the issuance of cease-and-desist orders and public disclosure by the Japan Personal Information Protection Commission.

Consumer Contracts Act

Under the Consumer Contracts Act of Japan, the liability of a business operator, including companies and sole proprietors, to a consumer for non-conformity cannot be excluded by any agreement between the business operator and the consumer. Since our services are offered to consumers, we are unable to exclude our liability for non-conformity.

Labor Laws

There are various labor regulations in Japan, including the Labor Standards Act, the Labor Contract Act, and the Industrial Safety and Health Act. The Labor Standards Act regulates, among other things, minimum standards and restrictions on working conditions, including working hours and wages. The Labor Contract Act regulates, among other things, restrictions on dismissal and layoffs, changes in working conditions, and disciplinary actions. The Industrial Safety and Health Act requires, among other things, the implementation of measures to ensure the safety and protect the health of employees. Violations of these labor regulations may result in criminal fines and imprisonment, as well as administrative guidance (non-binding guidance issued by an administrative agency requiring specific action or inaction) and public disclosure by a competent labor standards inspection authority (with respect to the violation of Labor Standards Act and the Industrial Safety and Health Act), in addition to claims for damages by employees in civil actions.

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MANAGEMENT

The following sets forth information regarding members of our board of directors, corporate auditors, and executive officers as of the date of this prospectus.

Name	Age	Position(s)
Tatsuya Nakagoshi	35	Representative Director and Chief Executive Officer
Kazuo Iseji	40	Director and Chief Financial Officer
Yoshiaki Izutsu	37	Director and Chief Technology Officer
Shintaro Yamaguchi	35	Director
Yu Asano	32	Director
Yuki Hayakawa	37	Director
Yusuke Kanazawa	36	Director
Fumiyuki Hayata	46	Corporate auditor and candidate for a director and audit and supervisory committee member
Yosuke Yamaguchi	45	Corporate auditor and candidate for a director and audit and supervisory committee member
[*]	[*]	[Candidate for a director and audit and supervisory committee member]

Mr. Tatsuya Nakagoshi is our founder and has been our representative director and Chief Executive Officer since June 2020. Before founding Center Mobile, Mr. Nakagoshi served as a representative director at Center Over Co., Ltd., a consulting company, from October 2014 to April 2022. He also served as a representative director at Maimo Co., Ltd., a design and system development and maintenance company, from June 2021 to April 2022. In March 2011, Mr. Nakagoshi graduated from the Faculty of Management at Kinki University in Osaka, Japan.

Mr. Kazuo Iseji has been our director and Chief Financial Officer since June 2021. Before joining Center Mobile, Mr. Iseji was a sole proprietor managing a restaurant in Osaka from April 2014 to May 2021, where he was also responsible for financial planning and management and accounting. From March 2009 to March 2014, he worked at Ikeda Seisakusho Co., a precision instrument and machine parts manufacturer, where he was responsible for metal processing using NC equipment. Mr. Iseji passed Level 1 of the Official Business Skills Test in Bookkeeping, a test held by Chamber of Commerce and Industry of Japan, the knowledge of which is equivalent to college degree knowledge in commercial bookkeeping and accounting for large companies, in November 2011. Mr. Iseji graduated from Yodogawa Technical High School in March 2003.

Mr. Yoshiaki Izutsu has been our director and Chief Technology Officer since March 2022. From January 2013 to March 2022, Mr. Izutsu was a director of Anect Co., Ltd., a company providing system engineering and web production and development services, where he served as an engineer and designer. Mr. Izutsu obtained an advanced vocational diploma from HAL Osaka in March 2010.

Mr. Shintaro Yamaguchi has been our director since June 2021. Before joining Center Mobile, Mr. Yamaguchi was a sole proprietor managing an e-commerce website, reselling daily necessities, home appliances, and sundries, from May 2017 to May 2021. He also served as a chef at Gloria Co., Ltd., a restaurant management company, from May 2010 to August 2016 and at Honesty Co. Ltd. from October 2016 to April 2017. Mr. Yamaguchi graduated from Naniwa High School in Osaka in March 2007.

Mr. Yu Asano has been our director since June 2021. Mr. Asano has more than 10 years of experience in sales. He started his career at TamaHome Co., Ltd., a construction and real estate company (TYO:1419), where he was responsible for selling custom-built homes from April 2014 to June 2018. From July 2018 to May 2020, he was a manager of New Business Department at Y.W.C. Inc., a company providing temporary staffing services. From June 2020 to June 2021, he was a partner at Second Home LLC., a limited liability company providing sale agency and retailing services. Mr. Asano obtained a bachelor’s degree in economics from Ritsumeikan University in Shiga, Japan in March 2014.

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Mr. Yuki Hayakawa has been our director since June 2021. From April 2010 to March 2015, Mr. Hayakawa was a planner in the web planning and marketing departments of Nissen Co., Ltd., a trading house reselling apparels and interior goods online and via mail orders. Through the planning and execution of e-mail marketing and advertising distribution, Mr. Hayakawa had deepened his knowledge in digital marketing, particularly e-mail marketing, and advertising. From April 2015 to March 2017, Mr. Hayakawa was responsible for corporate client sales at Infinity Co., Ltd., a company providing smartphone and phoneline solutions for corporate customers. From April 2017 to March 2019, he was responsible for sales for both corporate and individual clients for electricity and gas products at Social Venture LLC, a trading company which resells gas and electricity products. Subsequently, he became a partner at Aliba LLC, a retailer, where he was responsible for online sales of original equipment manufacturer’s products, from April 2020 to March 2022. He is also currently a partner at Delight LLC, a limited liability company focusing on advertising agency management business. Mr. Hayakawa graduated from Faculty of Business Administration at Ryukoku University in Kyoto, Japan, in March 2010.

Mr. Yusuke Kanazawa has been our director since March 2022. From September 2012 to August 2019, Mr. Kanazawa was a business manager at Hayashi Business Co., Ltd., an e-commerce company. At Hayashi Business Co., Ltd., Mr. Kanazawa developed his expertise in marketing, including product planning, landing page creation and improvement, advertisement placement, and optimization of advertisement effectiveness. From December 2015 to March 2019, he was a representative director at HappineStar Co., Ltd., a real estate company. Since September 2019, Mr. Kanazawa has been a sole proprietor operating his e-commerce website and provide consulting services relating to e-commerce website management. Mr. Kanazawa also has been serving as a representative director at Maimo Co., Ltd. and Center Over Co., Ltd. since June 2024. Mr. Kanazawa obtained a bachelor’s degree in law from Kobe Gakuin University in March 2011.

Mr. Fumiaki Hayata is our corporate auditor and candidate for our director and member of audit and supervisory committee. He founded Fumiaki Hayata Tax Accountant Office in September 2010 and has been a principal accountant since then. He became a registered tax accountant in Japan in March 2008 and has approximately 15 years of tax accountant experiences. Mr. Hayata has served as our corporate auditor since March 2022 and will resign before becoming our director and member of audit and supervisory committee. Mr. Hayata graduated from Kyoto Prefectural Joyo High School in March 2006.

Mr. Yosuke Yamaguchi is our corporate auditor and candidate for our director and member of audit and supervisory committee. He has been a registered lawyer in Japan since August 2007 and a registered tax accountant since May 2010. He served as a lawyer at Kitahama Partners from September 2007 to August 2016. He has been a founding partner at Iwatani, Muramoto & Yamaguchi Law Offices since August 2016. Mr. Yamaguchi has served as our corporate auditor since March 2022 and will resign before becoming our director and member of audit and supervisory committee. Mr. Yamaguchi obtained a Bachelor of Law from Doshisha University in Kyoto, Japan in March 2001.

[*] has been our [candidate of] director and member of audit and supervisory committee since [Month] [Year].

Relationships

There is no family relationship among directors, corporate auditors, and officers. There is no arrangement or understanding among any of our directors and corporate auditors or any other person under which our directors and corporate auditors are appointed.

Corporate Governance Practices

We are a “foreign private issuer” under the federal securities laws of the United States and the Nasdaq listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC, and the Nasdaq listing standards. Under the SEC rules and the Nasdaq listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and Nasdaq permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act govern our corporate affairs.

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In particular, as a foreign private issuer, we will follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under Nasdaq Rule 5600, the requirement in Nasdaq Rule 5250(b)(3) to disclose third-party director and nominee compensation, and the requirement in Nasdaq Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under Nasdaq Rule 5600 differ from Japanese law requirements:

●	NASDAQ Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and NASDAQ Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure and the corporate structure with an audit and supervisory committee that we plan to have, the Companies Act does not require a majority of our board of directors to be independent directors or meetings where only independent directors are present. We believe that none of our current directors satisfies the “independence” requirement of Nasdaq corporate governance rules and the rules and regulation of the SEC. While we plan to have three future directors who will serve as members of audit and supervisory committee meeting the “independence” requirement of Nasdaq corporate governance rules and the rules and regulations of the SEC prior to the consummation of this Offering, the majority of our board of directors will not satisfy such requirement.

●	Nasdaq Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. We plan to have a three-member audit and supervisory committee prior to the consummation of this Offering, which committee is separate from the board of directors and is designed to meet standards for the independence under the Companies Act, including the requirements that all of the committee members must be non-executive directors, meaning that they are prohibited from serving concurrently as an executive director, employee, or accounting advisor (kaikei sanyo) of the company or any of its subsidiaries, and that a majority of the members of the audit and supervisory committee be persons who qualify as outside directors under the Companies Act, which requires, among other things that a majority of the members of the committee (i) not serve concurrently as an executive director, employee, or accounting advisor (kaikei sanyo) of the company or any of its subsidiaries, (ii) not be a person who has served in any of the foregoing positions within the past 10 years, (iii) not be a controlling shareholder of the company, (iv) not serve concurrently as an executive director or employee of the company’s parent or affiliated companies, or (v) not be a spouse or within the second degree of kinship of a director, key employee, or controlling shareholder of the company, which will satisfy the requirements for the general exemptions of Rule 10A-3(c)(3) under the Exchange Act. See “— Audit and Supervisory Committee” below for additional information;

●	NASDAQ Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Under the Companies Act, we are required to obtain shareholder approval for the compensation to be paid to our directors and corporate auditors, but not for our executive officers who are not directors. Our board of directors determines the compensation of our executive officers. Our board of directors will collectively participate in the discussions of compensation for our executive officers, directors, and corporate auditors, and other compensation related matters, except for the compensation of our directors who are member of the audit and supervisory committee. Compensation for such directors is determined by discussion of the audit and supervisory committee, not the board of directors.

●	NASDAQ Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors will not have a standalone nomination and corporate governance committee. Our board of directors will collectively participate in the nomination process of potential directors and corporate auditors and oversee our corporate governance practices. However, the nomination of directors to be members of the audit and supervisory committee is subject to the approval of the audit and supervisory committee, which also has the right to propose to the board of directors the nomination of candidates for directors to be members of the committee.

●	NASDAQ Rule 5620(c) sets out a quorum requirement of 33-1/3% applicable to meetings of shareholders. In accordance with the Companies Act and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation, a quorum of not less than a majority of the total number of voting rights eligible to vote is required for the election of directors, statutory auditors, and certain other matters.

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Controlled Company

Upon completion of this Offering, Mr. Tatsuya Nakagoshi, our representative director and Chief Executive Officer, will hold approximately [*]% of the aggregate voting power of our issued and outstanding Ordinary Shares, assuming no exercise of the Representative’s over-allotment option, or approximately [*]%, assuming full exercise of the Representative’s over-allotment option, in each case based on an assumed initial public offering price of [*] per ADS, representing the mid-point of the price range set forth on the cover page of this prospectus. As a result, we will be deemed to be a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including the requirements that:

●	a majority of our board of directors consist of independent directors;

●	our director nominees be selected or recommended solely by independent directors; and

●	we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

As a foreign private issuer, however, Nasdaq corporate governance rules allow us to follow corporate governance practice in our home country, Japan, with respect to appointments to our board of directors and committees. We intend to follow home country practice, as permitted by Nasdaq rather than rely on the “controlled company” exception to the corporate governance rules. See “Risk Factors—Risks Relating to this Offering and the Trading Market—Because we are a foreign private issuer and intend to take advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.” Further, for as long as Mr. Nakagoshi beneficially owns a majority of the voting power of our outstanding Ordinary Shares, he will generally be able to control the outcome of matters submitted to our shareholders for approval, including the election of directors, without the approval of our other shareholders. Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Under the Companies Act and our articles of incorporation, we are required to have no fewer than three directors. Directors are elected at general meetings of shareholders. Our articles of incorporation provide that the term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within ten years after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

The board of directors appoints from among its members one or more representative directors who have the authority individually to represent us in the conduct of our affairs. The board of directors may appoint from among its members a president, one or more senior managing directors, and managing directors.

Our board of directors currently consists of seven directors. Our board of directors has determined that none of our current directors satisfy the “independence” requirements of the Nasdaq corporate governance rules and the rules and regulations of the SEC. We plan to add three additional directors to serve as members of audit and supervisory committee. We expect that these three directors will satisfy the “independence” requirements of the Nasdaq corporate governance rules and the rules and regulations of the SEC.

Audit and Supervisory Committee

We plan to establish an audit and supervisory committee consisting of three members, Mr. Fumiaki Hayata, Mr. Yosuke Yamaguchi, and [*], prior to the consummation of this Offering.

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The Companies Act sets forth procedures for the election of directors who serve as members of the audit and supervisory committee and standards for the independence of the audit and supervisory committee, including the following.

●	Directors who are members of an audit and supervisory committee must be non-executive directors, meaning that they must not concurrently serve as executive directors, employees, or accounting advisors (kaikei sanyo) of the company or any of its subsidiaries.

●	In addition to the above, a majority of the members of the audit and supervisory committee must be persons who qualify as outside directors under the Companies Act, which requires, among other things, that a majority of the members of the committee (i) not serve concurrently as an executive director, employee, or accounting advisor (kaikei sanyo) of the company or any of its subsidiaries, (ii) not be a person who has served in any of the foregoing positions within the past ten years, (iii) not be a controlling shareholder of the shareholder, (iv) not serve concurrently as an executive director or employee of the company’s parent or affiliated companies, or (v) not be a spouse or within the second degree of kinship of a director, key employee, or controlling shareholder of the company.

●	The nomination of directors to be members of an audit and supervisory committee is subject to the approval of the audit and supervisory committee. The audit and supervisory committee also has the right to propose to the board of directors the nomination of certain candidates, including those who are incumbent members of the committee, to be directors who also serve as the committee’s members.

●	Directors to be members of the committee are elected at the general meetings of shareholders by a majority of the votes cast by those present at the meeting with a quorum of shareholders entitled to a majority of the vote, separately from the election of directors who are not members of the committees.

●	The term of office of a director who is a member of an audit and supervisory committee expires at the closing of the annual general meeting of shareholders held in respect of the last fiscal year ending within two years after such director’s election to office, while the term of office of a director who is not a member of the committee expires at the close of the annual general meeting of shareholders held in respect of the fiscal year ending within one year after such director’s election to office.

●	Directors who are members of an audit and supervisory committee may be removed by a special resolution of the shareholders’ meeting, which requires two-thirds or more of the votes cast at the shareholders’ meeting, while directors who are not members of the committee may be removed by a general resolution of the shareholders’ meeting, which requires a majority of the votes cast at the shareholders’ meeting.

Directors who are members of the audit and supervisory committee are not required to be certified public accountants.

Under the Companies Act, the duties of the audit and supervisory committee includes (i) supervising the performance of our directors’ duties, (ii) auditing our financial statements (including the accounting auditor’s accounting audit reports on such financial statements) and business reports and preparing an audit report, (iii) determining the details of proposals for the election, removal, or non-reappointment of the accounting auditor to be submitted to the general meeting of shareholders, (iv) at the audit and supervisory committee’s discretion, expressing an opinion on the election, removal, and resignation of directors who are not members of the committee, and (v) at the audit and supervisory committee’s discretion, expressing opinion on the remuneration of such directors.

Also, the audit and supervisory committee shall review the proposals, documents, and other materials to be submitted by our board of directors to the general meeting of shareholders and, if the committee discovers any violation of law or our articles of incorporation or any other material impropriety, the committee shall report such findings to the general meeting of shareholders.

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In addition, if the audit and supervisory committee believes that a director has engaged in, or is likely to engage in, any misconduct or materially improper conduct or a violation of law or our articles of incorporation, the committee must report that fact to our board of directors.

If a director engages, or is likely to engage, in any activity that is outside the scope of the Company’s objectives or otherwise violates any law or regulation or our articles of incorporation, and such activity is likely to cause material harm to the Company, the members of the audit and supervisory committees may require the director to cease such activity.

In addition, a member of our audit and supervisory committee is required to represent the Company in: (i) any litigation between the Company and a director who is not a member of the committee; (ii) the handling of shareholders’ demands seeking such director’s liability to the Company; and (iii) the handling of notices of litigation and settlements in a derivative action seeking such director’s liability to the Company.

Accounting Auditor

Under the Companies Act, in addition to the audit and supervisory committee, we must appoint an accounting auditor (kaikei kansa-nin) from independent certified public accountants or an independent audit firm in Japan. The accounting auditor has the statutory duties of auditing the financial statements and making accounting audit reports. Upon the consummation of this Offering, we will appoint [  ] as our accounting auditor.

Risk Management

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole. Our board of directors is responsible for monitoring and assessing strategic risk exposure.

Code of Business Conduct

Prior to the consummation of this Offering, our board of directors will adopt a written code of business conduct that applies to our directors, officers, employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions), and our agents.

Limitation of Liability of Directors

Pursuant to the Companies Act and subject to our articles of incorporation, we may enter into agreements with our non-executive directors and corporate auditors to limit their liability to our Company for any losses or damages arising from a failure to perform their duties to the minimum amount specified in the Companies Act; provided that such non-executive directors and corporate auditors have acted in good faith and without gross negligence in performing their duties. Prior to the consummation of this Offering, we plan to amend our articles of incorporation to enable us to enter into liability limitation agreements with our corporate auditors and non-executive directors and enter into liability limitation agreements with Mr. Fumiaki Hayata and Mr. Yosuke Yamaguchi, and [*], who will be considered our non-executive directors within the meaning of the Companies Act. As of the date of this prospectus, we have not entered into any agreements with our directors or corporate auditors to limit their liability.

Compensation of Our Directors and Corporate Auditors

In accordance with the Companies Act and our articles of incorporation, the amount of compensation for our directors is decided by first setting the maximum amount of total compensation for all of our directors through a resolution adopted by our shareholders at a shareholders meeting. The representative director authorized by our board of directors and our board of directors then decide on the amount of compensation for each director who is not a member of our audit and supervisory committee based on certain criteria established by our Company. Compensation for our directors who are the member of our audit and supervisory committee is determined by discussion of the audit and supervisory committee, not the board of directors or the representative director.

For the fiscal year ended May 31, 2024, we paid an aggregate of JPY63,240 (approximately $402 thousand) as compensation to our directors and corporate auditors. We do not set aside or accrue any budget to provide pension, retirement, or other similar benefits to our directors.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of [*] ADSs representing the Ordinary Shares being offered in this Offering for:

●	each of our directors and executive officers;

●	all directors and executive officers as a group; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the Ordinary Shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The percentage of beneficial ownership of each listed person prior to this Offering is based on 8,000,153 of our Ordinary Shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this Offering includes [*] ADSs representing [*] Ordinary Shares outstanding immediately after the completion of this Offering, assuming no exercise of the Representative’s over-allotment option, and [*] ADSs representing [*] Ordinary Shares, assuming full exercise of the over-allotment option, in each case, excluding shares issuable upon exercise of unexercised options, and based on the assumed initial public offering of $[*] per ADS, representing the mid-point of the price range set forth on the cover page of this prospectus.

Information with respect to beneficial ownership has been furnished by each director, executive officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of the date of this prospectus, we have 14 shareholders of record, none of whom is located in the United States. At the closing of this Offering, in order to satisfy the Nasdaq listing rules, we will be required to have at least 300 round lot shareholders (300 holders who have at least 100 unrestricted shares, where the market value of such shares with respect to at least half of such holders is at least $2,500).

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering (Over-allotment option not exercised)		Ordinary Shares Beneficially Owned After this Offering (Over-allotment option fully exercised)
	Number	Percent	Number	Percent	Number	Percent
Directors and Senior Management(1):
Tatsuya Nakagoshi	7,881,433	98.52%	7,881,433	98.52%	[*]	[*]	%
Kazuo Iseji	3,200	0.04%	3,200	0.04%	[*]	[*]	%
Yoshiaki Izutsu	—	—	—	—	—	—
Shintaro Yamaguchi	—	—	—	—	—	—
Yu Asano	3,200	0.04%	3,200	0.04%	[*]	[*]	%
Yuki Hayakawa	—	—	—	—	—	—
Yusuke Kanazawa	1,120	0.01%	1,120	0.01%	[*]	[*]	%
Fumiaki Hayata	—	—	—	—	—	—
Yosuke Yamaguchi	—	—	—	—	—	—
[*]	—	—	—	—	—	—
All directors and senior management as a group (10 individuals):	7,888,153	98. 60%	7,888,153	98. 60%	[*]	[*]	%
5% Shareholders:
—	—	—	—	—	—	—

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is Realize Sakaisuji-Honmachi Building Room 507,1-5-31 Kyutaromachi, Chuo-ku, Osaka City, Osaka, Japan.

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RELATED PARTY TRANSACTIONS

Material Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Nature of Relationship at May 31, 2024
Tatsuya Nakagoshi	Representative director and CEO of the Company
Center Porter Co., Ltd.	A company controlled by Representative director and CEO of the Company

In the ordinary course of business, we were involved in certain transactions, either at cost or current market prices, and on normal commercial terms with related parties.

The Company had the following related party balances and transactions as of and for the fiscal years ended May 31, 2024, 2023 and 2022:

On April 15, 2024, the Company transferred its one treasury share to Mr. Tatsuya Nakagoshi for the consideration of JPY4,439,730.

On May 31, 2022, the Company lent Tetsuya Nakagoshi JPY8,562 thousand which Tetsuya Nakagoshi accepted. The Company bore interest at 1.25% per annum on the amount of JPY8,562 thousand lent to Tatsuya Nakagoshi.

On May 31, 2023, the Company lent Tetsuya Nakagoshi JPY29,090 thousand, which Tetsuya Nakagoshi accepted. The Company bore interest at 0.9% per annum on the amount of JPY29,090 thousand lent to Tetsuya Nakagoshi.

On May 31, 2024, the Company lent Tetsuya Nakagoshi JPY3,324 thousand, which Tetsuya Nakagoshi accepted. The Company bore interest at 0.9% per annum on the amount of JPY3,324 thousand lent to Tetsuya Nakagoshi.

As of May 31, 2024, 2023 and 2022, the outstanding accrued interest income due from Mr. Tatsuya Nakagoshi was JPY742 thousand, JPY343 thousand and JPY178 thousand, respectively. Interest income for loans receivable due from the related party was JPY398 thousand, JPY165 thousand and JPY107 thousand for the fiscal years ended May 31, 2024, 2023 and 2022, respectively. During the last three fiscal years, the loan was made to Mr. Nakagoshi to advance Mr. Nakagoshi’s personal expenses, and Mr. Nakagoshi repaid all outstanding loan in October 2024. As of the date of this prospectus, there is no outstanding balance with Mr. Nakagoshi.

As of May 31, 2024, 2023 and 2022, accrued expenses due to the related party on the consolidated financial statements were as follows:

		Thousands of Yen
		Fiscal year ended May 31,
		2024	2023	2022
Accrued expenses
Center Porter Co., Ltd.	Cosmetics sales commission	¥308	¥329	¥420

Sales commission expenses to the related party were JPY2,273 thousand, JPY3,710 thousand and JPY 261 thousand for the fiscal years ended May 31, 2024, 2023 and 2022, respectively. Sales commission expenses during the three months ended August 31, 2024 was JPY596 thousand, and the accrued expenses to Center Porter Co., Ltd. related to the sales commissions as of August 31, 2024 was JPY368 thousand.

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DESCRIPTION OF SHARE CAPITAL

Ordinary Shares

The following description is a summary of the material information concerning our Ordinary Shares, including brief summaries of the relevant provisions of our articles of incorporation and of the Companies Act relating to joint-stock corporations (kabushiki kaisha), and certain related laws and legislation, each as currently in effect. Because it is a summary, this discussion should be read together with our articles of incorporation and applicable provisions of law.

We are a joint-stock corporation with limited liability incorporated under the Companies Act. The rights of our shareholders are represented by our Ordinary Shares as described below, and shareholders’ liability is limited to the amount of subscription for such Ordinary Shares.

As of the date of this prospectus, our authorized share capital consists of 50,000,000 Ordinary Shares and 8,000,153 of our Ordinary Shares are issued and outstanding.

Requirements and Procedures for Share Transfer under the Companies Act

We are not listed on any stock exchange in Japan. Any transfer of shares of Japanese companies which are not listed on any stock exchange in Japan is subject to the requirements and procedures described in the Companies Act and its subordinate regulations.

Under the Companies Act, a share transfer will take effect if and when:

(i)	in general, the transferor and the transferee agree to the transfer in any manner (including oral agreement);

(ii)	if the company is a company which issues share certificates, the transferor delivers the share certificate to the transferee; and

(iii)	if the company is a company which issues shares with restrictions on transfers, the transferor gets approval of the company for the acquisition of such shares by the transferee.

If the company is not a company which issues share certificates, the transfer shall take effect between the transferor and the transferee when the agreement of such transfer takes effect as agreed by them.

The transferee of shares of a company which does not issue share certificates may not assert its shareholders’ rights against the company and third party until such transfer is duly recorded in the register of shareholders of such company.

We are not a company which issues share certificates.

Under the Companies Act and our articles of incorporation, transfers of Ordinary Shares shall be subject to approval by our board of directors.

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Distribution of Surplus

Under the Companies Act, the distribution of dividends takes the form of distribution of surplus, and we may make a distribution of surplus in cash and/or in kind, with no restrictions on the timing and frequency of such distributions, subject to certain requirements. The Companies Act generally requires a joint stock corporation to make distributions of surplus authorized by a resolution of a general meeting of shareholders. However, the board of directors may decide to make distributions of surplus, if all of the following requirements are met:

(a)	a company’s articles of incorporation provide that its board of directors has the authority to decide whether to make distributions of surplus (our articles of incorporation do not have provisions to this effect);

(b)	the company has (i) an independent auditor and (ii) a board of corporate auditors, an audit and supervisory committee, or a nominating committee, etc. under the Companies Act, as the case may be (we have neither an independent auditor nor a board of corporate auditors);

(c)	the normal term of office of the company’s directors terminates on or prior to the date of close of the general meeting of shareholders relating to the last fiscal year ending within one year of the election of the director (our articles of incorporation currently do not satisfy this requirement); and

(d)	the company’s non-consolidated annual financial statements and certain documents for the latest fiscal year fairly present its assets and profit or loss, as required by the ordinances of the Ministry of Justice.

In an exception to the above rule, even if the requirements described in (a) through (d) are not met, the company may be permitted to make distributions of surplus in cash to its shareholders by resolution of the board of directors once per fiscal year if its articles of incorporation so provide. Our articles of incorporation do not have provisions to that effect.

Distributions of surplus may be made in cash or in kind in proportion to the number of shares held by each shareholder. A resolution of a general meeting of shareholders or board of directors (if the board has such an authority) authorizing a distribution of surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of the assets to shareholders and the effective date of the distribution. If a distribution of surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders, grant a right to shareholders to require us to make the distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of surplus must be approved by a special resolution of a general meeting of shareholders. See “—Voting Rights” for more details regarding a special resolution.

The aggregate book value of the assets to be distributed to shareholders shall not exceed the distributable amount provided for under the Companies Act and rules promulgated thereunder as of the effective date of such distribution of surplus.

For information as to Japanese taxes on dividends, please refer to “Material Income Tax Considerations—Japanese Taxation.”

Capital and Reserves

Under the Companies Act, the paid-in amount of any newly issued shares is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of such paid-in amount as additional paid-in capital. We may generally reduce additional paid-in capital and/or legal reserve by a resolution of a general meeting of shareholders, subject to completion of protection procedures for creditors in accordance with the Companies Act, and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as stated capital. We may also transfer all or any part of surplus to stated capital, additional paid-in capital, or legal reserve by a resolution of a general meeting of shareholders, subject to certain restrictions. We may generally reduce our stated capital by a special resolution of a general meeting of shareholders, subject to completion of protection procedures for creditors in accordance with the Companies Act, and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as additional paid-in capital or legal reserve.

Share Splits

Under the Companies Act, we may at any time split shares in issue into a greater number of the same class of shares by a resolution of our board of directors. When a share split is to be made, we must give public notice of the share split, specifying the record date therefor, at least two weeks prior to the record date.

Reverse Share Split

We may at any time consolidate our shares into a smaller number of shares by a special resolution of the general meeting of shareholders. We must disclose the reason for the reverse share split at the general meeting of shareholders. When a reverse share split is to be made, we must give public notice of the reverse share split at least two weeks (or, in certain cases where any fractions of shares are left as a result of a reverse share split, 20 days) prior to the effective date of the reverse share split.

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General Meeting of Shareholders

Our ordinary general meeting of shareholders is usually held every August. The record date for an ordinary general meeting of shareholders is May 31 of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ prior notice to shareholders.

Under the Companies Act, a joint-stock corporation may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two-week advance notice to shareholders.

Generally, a notice of convocation of a general meeting of shareholders setting forth the time, place, purpose thereof, and certain other matters set forth in the Companies Act and relevant ordinances must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for such meeting. Such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders.

Any shareholder or group of shareholders holding at least 3% of our total voting rights for a period of six months or more may request, by giving us an individual shareholder notice, the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened without delay or a convocation notice of a general meeting of shareholders which is to be held not later than eight weeks from the day of such request is dispatched, the requesting shareholder may, upon obtaining a court approval, convene such general meeting of shareholders.

Any shareholder or group of shareholders holding at least 300 voting rights or 1% of our total voting rights for a period of six months or more may propose a matter to be included in the agenda of a general meeting of shareholders, and may request to include a summary of such matter in a convocation notice to our shareholders, by submitting a request to a director at least eight weeks prior to the date set for such meeting (provided that we are able to limit the number of such matters proposed by each shareholder to 10), with an individual shareholder notice.

The Companies Act enables a company to amend its articles of incorporation in order to lower the requirements for the number of shares held and shareholding period, as well as the period required for dispatching a convocation notice or submission of requests, all of which are required for any shareholder or group of shareholders to request the convocation of a general meeting of shareholders, to propose a matter to be included in the agenda of a general meeting of shareholders or to request to include a summary of such matter in a convocation notice.

Voting Rights

A shareholder of record is entitled to one vote per Ordinary Share, except that neither we nor any corporation, partnership, or other similar entity no less than one-quarter of the voting rights of which are directly or indirectly owned by us shall have voting rights. Except as otherwise provided by law or by our articles of incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. Shareholders may also exercise their voting rights through proxies, provided that the proxy is granted to one of our shareholders having voting rights. The Companies Act and our articles of incorporation provide that the quorum for the election of directors is the majority of the total number of voting rights eligible to vote for this matter.

The Companies Act provides that a special resolution of the general meeting of shareholders, which is two-thirds or more of the votes cast by the shareholders present at the shareholders’ meeting with a quorum of shareholders entitled to a majority of the vote, is required for certain significant corporate transactions, including:

●	any amendment to our articles of incorporation (except for amendments that may be made without the approval of shareholders under the Companies Act);

●	a reduction of stated capital, subject to certain exceptions such as a reduction of stated capital for the purpose of replenishing capital deficiencies;

●	a dissolution, merger, or consolidation, subject to certain exceptions under which a shareholders’ resolution is not required;

●	the transfer of the whole or a substantial part of our business, subject to certain exceptions under which a shareholders’ resolution is not required;

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●	the transfer of the whole or a part of our equity interests in any of our subsidiaries requiring shareholders’ resolution;

●	the taking over of the whole of the business of any other corporation, subject to certain exceptions under which a shareholders’ resolution is not required;

●	a corporate split, subject to certain exceptions under which a shareholders’ resolution is not required;

●	share exchange (kabushiki kokan) or share transfer (kabushiki iten) for the purpose of establishing 100% parent-subsidiary relationships, subject to certain exceptions under which a shareholders’ resolution is not required;

●	a share delivery (kabushiki kofu) for the purpose of making another corporation a subsidiary, subject to certain exceptions under which a shareholders’ resolution is not required;

●	any issuance of new shares or transfer of existing shares held by us as treasury shares at a “specially favorable” price and any issuance of share acquisition rights or bonds with share acquisition rights at a “specially favorable” price or with “specially favorable” condition;

●	if the company’s articles of incorporation provide that the transfer of its shares is subject to a restriction such as approval by the board of directors, the general meeting of shareholders or a representative director), any issuance of new shares or transfer of treasury shares and any issuance of share acquisition rights or bonds with share acquisition rights requires a special resolution of the general meeting of shareholders (although these may be effected subject to a resolution of the board of directors if the restriction on the transferability of shares is removed, except for the issuance at a “specially favorable” price or condition as described above);

●	any acquisition by us of our own shares from specific persons other than our subsidiaries (if any);

●	a reverse split; or

●	the removal of a corporate auditor.

Except as otherwise provided by law or in our articles of incorporation, a special resolution of the general meeting of shareholders requires the approval of the holders of at least two-thirds of the voting rights of all shareholders present or represented at a general meeting where a quorum is present. Our articles of incorporation provide that a quorum exists when one-third or more of the total number of voting rights is present or represented.

Liquidation Rights

If we are liquidated, the assets remaining after payment of all taxes, liquidation expenses, and debts will be distributed among holders of Ordinary Shares in proportion to the number of Ordinary Shares they hold.

Rights to Allotment of Shares

Holders of our Ordinary Shares have no pre-emptive rights. Authorized but unissued shares may be issued at such times and on such terms as our board of directors may determine if the restriction on the transferability of Ordinary Shares has been eliminated, subject to compliance with the limitations described in “—Voting Rights” above with respect to the issuance of new shares at “specially favorable” prices are observed.

In cases where a particular issuance of new shares violates laws and regulations or our articles of incorporation or will be performed in a manner that is materially unfair, and shareholders may suffer disadvantages therefrom, such shareholders may file an injunction with a court of law to enjoin the issuance.

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Share Acquisition Rights

We may issue share acquisition rights (shinkabu yoyakuken) and bonds with share acquisition rights (shinkabu yoyakuken-tsuki shasai) subject to procedures under the Companies Act. Holders of share acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as set forth in the terms of their share acquisition rights. Upon exercise of share acquisition rights, we will be obligated either to issue the relevant number of new shares or, alternatively, to transfer the necessary number of shares of treasury shares held by us.

Record Date

The record date for year-end dividends, if any, and the determination of shareholders entitled to vote at the ordinary general meeting of our shareholders is May 31.

In addition, by a resolution of the board of directors, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

Acquisition by Us of Our Own Shares

Under the Companies Act, we may acquire our own shares:

(a)	by purchase from a specific party other than any of our subsidiaries, pursuant to a special resolution of a general meeting of shareholders; and

(b)	by purchase from any of our subsidiaries, pursuant to a resolution of the board of directors subject to certain requirements.

In connection with the acquisition pursuant to (a) above, any shareholder may request that we include him or her as the seller of his or her shares in the proposed acquisition. Any such acquisition must satisfy certain requirements, including that the total amount of the acquisition price may not exceed the distributable amount.

We may hold the Ordinary Shares which we acquired pursuant to (a) and (b) above, or we may cancel such shares by a resolution of our board of directors. We may also dispose of such shares subject to the same requirements as applicable to the issuance of shares under the Companies Act. We may also utilize our treasury shares (x) for the purpose of a transfer to any person upon exercise of share acquisition rights or (y) for the purpose of acquiring another company by way of merger, share exchange, share delivery, or corporate split through exchange of treasury shares for shares or assets of the acquired company.

Request by Controlling Shareholder to Sell All Shares

A shareholder holding 90% or more of our voting rights, directly or through wholly controlled subsidiary, shall have a right to request that all other shareholders other than us (and all other holders of share acquisition rights other than us, as the case may be) sell all shares (and all share acquisition rights, as the case may be) held by them with our approval, which must be made by a resolution of the board of directors (kabushiki tou uriwatashi seikyu). In order to make such share sales request, such controlling shareholder will be required to issue a prior notice to us. If we approve such request, we will be required to make a public notice to all holders and registered pledgees of shares (and share acquisition rights, as the case may be) not later than 20 days before the effective date of such sales.

History of Share Capital

The following is a history of our share capital during the last three years.

On August 17, 2021, the Company effectuated a share split of the outstanding 100 Ordinary Shares at the ratio of 1:1,000, resulting in 100,000 Ordinary Shares outstanding.

On September 24, 2021, the Company issued 2,970 Ordinary Shares for JPY10,000 per share, or an aggregate of JPY 29,700,000, to certain investors.

On February 8, 2024, the Company implemented a reverse share split of the 102,970 outstanding Ordinary Shares at the ratio of 400:1. As a result of such reverse share split, the total number of share fractions owned by minority shareholders was 1.43 Ordinary Share, while Mr. Tatsuya Nakagoshi owned 256 Ordinary Shares.

On March 27, 2024, the Osaka District Court granted the Company’s petition to purchase from the minority shareholders the fraction shares of 1.43 Ordinary Share, which were rounded down to one Ordinary Share in accordance with the applicable provisions of the Companies Act, for a consideration of JPY4,439,730.

On April 15, 2024, the Company transferred its one treasury share to Mr. Tatsuya Nakagoshi for the consideration of JPY4,439,730.

On July 1, 2024, the Company effectuated a share split of the then outstanding 257 Ordinary Shares at the ratio of 1:31,129, resulting in 8,000,153 Ordinary Shares being issued and outstanding.

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DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent one Ordinary Share (or a right to receive one Ordinary Share) deposited with MUFG Bank Ltd., as custodian for the depositary in Japan. Each ADS will also represent any other securities, cash, or other property that may be held by the depositary. The deposited shares together with any other securities, cash, or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Japanese law governs shareholder rights. The depositary bank will hold, on your behalf, the shareholder rights attached to the Ordinary Shares underlying your ADSs. As an owner of ADSs, you will be able to exercise the shareholders rights for the Ordinary Shares represented by your ADSs through the depositary bank only to the extent contemplated in the deposit agreement. A deposit agreement among us, the depositary, and ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the Ordinary Shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on Ordinary Shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of Ordinary Shares your ADSs represent.

●	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the Ordinary Shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. See “Material Income Tax Considerations.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

●	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders, or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary exercises rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

●	Other distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair, and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash, or it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. The depositary, however, is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights, or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights, or anything else to ADS holders. This means that you may not receive the distributions we make on our Ordinary Shares or any value for them if it is illegal or impractical for us to make them available to you.

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Deposit, Withdrawal, and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits Ordinary Shares or evidence of rights to receive Ordinary Shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Ordinary Shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk, and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary, however, is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited Ordinary Share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

What are the Requirements for Depositing and Withdrawing Shares under FEFTA?

Under recent amendments in 2019 to FEFTA, a proposed transferee of our Ordinary Shares who is a Foreign Investor (as defined under FEFTA, see also “Japanese Foreign Exchange Controls and Securities Regulations”) must submit an application for pre-clearance to the applicable Japanese governmental authority prior to the transfer of our Ordinary Shares, which approval may take up to 30 days and could be subject to further extension. Prior to accepting Ordinary Shares for deposit in return for the issuance of ADSs, the depositary, which is considered a Foreign Investor for purposes of FEFTA, must obtain pre-clearance from the Japanese governmental authority. Accordingly, investors wishing to deposit Ordinary Shares with the depositary for the issuance of ADSs should notify the depositary at least 30 days prior to such deposit to allow time for the depositary to apply for any required pre-clearance, if not already obtained. The depositary will not accept any Ordinary Shares for deposit until any required pre-clearance has been obtained. In addition, any Foreign Investor expecting to receive delivery of our Ordinary Shares upon surrender of ADSs must also obtain pre-clearance from the applicable Japanese governmental authority prior to accepting delivery, which approval may take up to 30 days and could be subject to further extension. Accordingly, ADS holders who are Foreign Investors wishing to surrender ADSs for the purpose of withdrawing the underlying deposited Ordinary Shares should apply for pre-clearance at least 30 days in advance of such surrender. The depositary will not accept surrender of ADSs for the purpose of withdrawal of Ordinary Shares until it receives assurances satisfactory to the depositary that any required pre-clearance for the delivery of the Ordinary Shares to a Foreign Investor has been obtained.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

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Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited Ordinary Shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Japan and the provisions of our articles of incorporation or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the Ordinary Shares. However, you may not know about the meeting enough in advance to withdraw the Ordinary Shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Ordinary Shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the Ordinary Shares represented by your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary, or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers, or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads, or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker, or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement, or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

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If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination, or other reclassification, or any merger, consolidation, recapitalization, or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old, deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. If the depositary, however, decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges, or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

●	90 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

●	we delist our shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;

●	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act;

●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

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If the deposit agreement terminates, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

●	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential, or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

●	are not liable for the acts or omissions of any securities depositary, clearing agency, or settlement system; and

●	the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding, or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

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Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes, and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Ordinary Shares, the ADSs, or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

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ORDINARY SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Upon completion of this Offering, we will have [  ] ADSs outstanding, representing [  ] Ordinary Shares, or approximately [  ]% of our outstanding Ordinary Shares, assuming the Representative does not exercise its option to purchase additional ADSs, and [  ] ADSs outstanding, representing [  ] Ordinary Shares, or approximately [  ]% of our outstanding Ordinary Shares, assuming the Representative exercises its option to purchase additional ADSs in full, in each case, based on the assumed initial public offering price of $[  ] per ADS, representing the mid-point of the price range set forth on the cover page of this prospectus, and excluding shares issuable upon exercise of unexercised options. All of the ADSs sold in this Offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this Offering, there has been no public market for our Ordinary Shares or the ADSs, and although we intend to apply to list the ADSs on Nasdaq, a regular trading market for the ADSs may not develop. We do not expect that a trading market will develop for our Ordinary Shares not represented by the ADSs.

Lock-Up Agreements

See “Underwriting—Lock-Up Agreements.”

Rule 144

All of our Ordinary Shares outstanding prior to the closing of this Offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Ordinary Shares then outstanding, in the form of ADSs or otherwise, which will equal approximately [ ] Ordinary Shares immediately after this Offering, assuming the Representative does not exercise its over-allotment option; or

●	the average weekly trading volume of the ADSs on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this Offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

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Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates, or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director of may resell their restricted shares in an “offshore transaction” under Regulation S if:

●	none of the shareholder, its affiliate, nor any person acting on their behalf engages in directed selling efforts in the United States; and

●	in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee, or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

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JAPANESE FOREIGN EXCHANGE CONTROLS AND SECURITIES REGULATIONS

The FEFTA requires certain procedures for certain transactions, including acquisition of shares of Japanese corporations by “Foreign Investors” (as defined in the FEFTA, as described below), which may apply to direct acquisition of our Ordinary Shares.

Definition of Foreign Investors

“Non-Residents” are defined in the FEETA as individuals who are not domiciled or resident in Japan and legal entities whose principal offices are not located in Japan:

“Foreign Investors” are defined in the FEETA as:

(i)	Non-Resident individuals;

(ii)	Entities established under foreign laws or having their principal offices outside Japan;

(iii)	Corporations in which 50% or more of the total voting rights is held, directly or indirectly, by Non-Resident individuals and entities established under foreign laws or whose principal offices are located outside Japan;

(iv)	Partnerships (1) formed under the Civil Code of Japan for the purpose of investment business, (2) formed under the Limited Partnership Act for Investment of Japan, or (3) formed under foreign laws and similar to the partnerships referred to in (1) or (2) above, which meet either of the following two conditions:

(a)

50% or more of the total capital contribution to the partnership is made by

(A) Non-Resident individuals,

(B) entities established under foreign laws or having their principal offices outside Japan,

(C) corporations in which 50% or more of the total voting rights are held, directly or indirectly, by Non-Resident individuals and entities established under foreign laws or having their principal offices outside Japan,

(D) entities in which Non-Resident individuals constitute a majority of the officers having the authority to represent the entity, and

(E) partnerships in which a majority of the executive partners fall within items (A) through (D) above.

(b) A majority of the executive partners of the partnership are

(A) individuals or entities described in items (A) through (E) in the preceding paragraph,

(B) the partnerships in which 50% or more of the total capital contribution is made by persons or entities described in items (A) through (E) in the preceding paragraph, and

(C) a limited liability partnership formed under the Limited Liability Partnership Act of Japan, in which a majority of the executive partners are Non-Residents individuals, persons or entities described in (A) or (B) above, or any officers of entities falling within (A) or (B) above; and

(v)	An entity in which a majority of its officers (meaning directors or other equivalent persons) or of the officers who have the authority to represent are Non-Resident individuals.

Prior Filing and Post-Investment Notification (or Exemption from Prior Filing)

Under the FEFTA, among other triggering events, a Foreign Investor seeking to acquire shares of a Japanese corporation that are not listed on a stock exchange in Japan is subject to a prior filing requirement, regardless of the number of shares acquired, if such Japanese corporation or its subsidiaries in Japan engage in any of the businesses designated under the FEFTA (“Designated Businesses”) from a national security perspective. Such businesses include, but are not limited to, manufacturing related to weapons, aircraft, space and nuclear energy, agriculture, fishery, mining, utilities, data processing, software-related services, and information and communication technology services. Direct acquisition of our Ordinary Shares, rather than ADSs, by a Foreign Investor could be subject to the prior filing requirement under FEFTA.

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If the case where a Japanese corporation that is not listed on a stock exchange in Japan or its subsidiary in Japan engages in any of the Designated Businesses, and thus the prior filing is required for the acquisition of the shares of such corporation, a Foreign Investor must first submit a prior application describing the proposed acquisition of shares to the relevant governmental authorities through the Bank of Japan and wait until the acquisition is approved by the relevant governmental authorities, unless certain exemptions apply. Without such clearance, the Foreign Investor will not be permitted to acquire the shares. Once clearance is obtained, the Foreign Investor may acquire shares up to the number specified in the application within six months from the date of submission of the application. While the standard waiting period for clearance is 30 days, the waiting period may be expedited or extended at the discretion of the relevant governmental authorities, depending on the degree of potential national security impact and the progress of the relevant authorities’ investigation (typically through inquiries by the authorities and responses by the Foreign Investor).

In addition to the prior filing requirement described above, if a Foreign Investor who has made a prior filing and received approval acquires and subsequently disposes of the shares, the Foreign Investor must file a post-investment notice to report the completed acquisition or subsequent sales. Such post-investment notice filing must be made no later than 45 days after the acquisition or disposition of the shares.

The above prior filing and post-investment notice filing may, in principle, be exempted as long as the Japanese corporation does not engage in any of the “core businesses” that are specified among the Designated Businesses under the FEFTA and if (i) the Foreign Investor or its related persons do not assume the office of our director or corporate auditor, (ii) the Foreign Investor does not propose the transfer or abolition of the business in the designated business at the shareholders’ meeting of the Japanese corporation, and (iii) the Foreign Investor does not have access to non-public technical information related to the Designated Business. In such a case, a post-investment report must be filed no later than 45 days after the acquisition of the shares and no later than 45 days after certain changes occur in the Foreign Investor, such as a change in the shareholder holding 10% or more of its shares.

Post-Investment Report (When Prior Filing is Not Applicable)

Under the FEFTA, in the case where a Japanese corporation that is not listed on a stock exchange in Japan does not engage in any of the Designated Businesses, and thus prior filing is not required, if a Foreign Investor acquires shares of such corporation from non-Foreign Investors whereby either the shareholding ratio of the Foreign Investor based on the number of issued and outstanding shares or the voting rights ratio is 10% or more, the Foreign Investor is, in principle, required to file a post-investment report no later than 45 days after the acquisition of the shares.

Report of Payment or Receipt of Payment

The FEFTA also applies to certain payments between “Residents” and Non-Residents or foreign countries.

“Residents” are defined in the FEFTA as individuals having a domicile or residence in Japan and legal entities having their principal offices in Japan.

Under the FEFTA, if a Resident receives a single payment of more than JPY 30 million from a Non-Resident or a foreign country, or if a Resident makes a single payment of more than JPY30 million to a Non-Resident or a foreign country, including for the transfer of shares in a Japanese corporation, such Resident is required to report each receipt or payment to the Ministry of Finance of Japan within certain periods (which vary depending on the circumstances and may be as short as 10 days).

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MATERIAL INCOME TAX CONSIDERATIONS

The following summary of the material Japanese and United States federal income tax consequences of an investment in our Ordinary Shares or the ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares or the ADSs, such as the tax consequences under state, local, and other tax laws.

Japanese Taxation

The following is a general summary of the principal Japanese tax consequences (limited to national tax) to owners of our Ordinary Shares, in the form of Ordinary Shares or ADSs, who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders. The statements below regarding Japanese tax laws are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as of the date of this prospectus, and are subject to changes in applicable Japanese laws, tax treaties, conventions, or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership, and disposition of our Ordinary Shares, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention, or agreement between Japan and their country of residence, by consulting their own tax advisors.

For the purpose of Japanese tax law and the tax treaty between the United States and Japan, a U.S. holder of ADSs will generally be treated as the owner of the Ordinary Shares underlying the ADSs evidenced by the ADRs.

Generally, a non-resident holder of Ordinary Shares or ADSs will be subject to Japanese income tax collected by way of withholding on any dividends (meaning in this section distributions made from our retained earnings for the Companies Act purposes) we pay with respect to our Ordinary Shares and such tax will be withheld prior to payment of dividends. Share splits generally are not subject to Japanese income or corporation taxes.

In the absence of any applicable tax treaty, convention, or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their Ordinary Shares to non-resident holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as Ordinary Shares or ADSs) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2037 and (ii) 15% for dividends due and payable on or after January 1, 2038. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed during the period from and including January 1, 2013 to and including December 31, 2037, to fund the reconstruction from the Great East Japan Earthquake.

If distributions were made from our capital surplus, rather than retained earnings, for Companies Act purposes, the portion of such distributions in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws would be deemed dividends for Japanese tax purposes, while the rest would be treated as return of capital for Japanese tax purposes. The deemed dividend portion, if any, would generally be subject to the same tax treatment as dividends as described above, and the return of capital portion would generally be treated as proceeds derived from the sale of Ordinary Shares and subject to the same tax treatment as sale of our Ordinary Shares as described below. Distributions made in consideration of repurchase by us of our own shares or in connection with certain reorganization transactions will be treated substantially in the same manner.

Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, and Singapore, while the income tax treaties with, among others, Australia, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Kingdom, and the United States generally reduce the withholding tax rate to 10% for portfolio investors and the income tax treaties with, among others, Spain, generally reduce the withholding tax rate to 5% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends paid to pension funds under the income tax treaties between Japan and, among others, Belgium, Denmark, Spain, the United Kingdom, the Netherlands, and Switzerland. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by us on our Ordinary Shares or the ADSs.

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Non-resident holders of our Ordinary Shares or the ADSs who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on our Ordinary Shares or the ADSs, in general, are required to submit, through the withholding agent to the relevant tax authority prior to the payment of dividends, an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends together with any required forms and documents. A standing proxy for a non-resident holder of our Ordinary Shares or the ADSs may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax, by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stock, together with any required forms or documents. If the depositary needs investigation to identify whether any non-resident holders of ADSs are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax the depositary or its agent submits an application form before payment of dividends so that the withholding cannot be made in connection with such holders for eight months after the record date concerning such payment of dividends. If it is proved that such holders are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax within the foregoing eight-month period, the depositary or its agent submits another application form together with certain other documents so that such holder can be subject to exemption from or reduction of Japanese withholding tax. To claim this reduced rate or exemption, such non-resident holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of Ordinary Shares or ADSs outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired from another individual Ordinary Shares or ADSs as a legatee, heir, or donee, even if none of the acquiring individual, the decedent, or the donor is a Japanese resident.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF THE ADSs OR OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF THE ADSs OR OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

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●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares or the ADSs as part of a straddle, hedging, conversion, or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares or the ADSs);

●	persons who acquired our Ordinary Shares or the ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares or the ADSs through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares or the ADSs; or

●	persons holding our Ordinary Shares or the ADSs through a trust.

The discussion set forth below is addressed only to U.S. Holders (defined below) that purchase Ordinary Shares or ADSs in this Offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign, and other tax consequences to them of the purchase, ownership, and disposition of our Ordinary Shares or the ADSs.

Material Tax Consequences Applicable to U.S. Holders of the ADSs or Ordinary Shares

The following sets forth a brief summary of the material U.S. federal income tax consequences related to the ownership and disposition of the ADSs or our Ordinary Shares. This brief description does not deal with all possible tax consequences relating to ownership and disposition of the ADSs or our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ADSs or Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date, and the income tax treaty between the United States and Japan (the “Tax Convention”). All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of the ADSs or our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding the ADSs or our Ordinary Shares are urged to consult their tax advisors regarding an investment in the ADSs or our Ordinary Shares.

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An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

This summary is based, in part, upon the representations made by the depositary to us and assumes that the deposit agreement for the ADSs, and all other related agreements, will be performed in accordance with their terms.

Treatment of the ADSs

U.S. Holders of ADSs generally will be treated for U.S. federal income tax purposes as holding our Ordinary Shares represented by the ADSs. No gain or loss will be recognized on an exchange of our Ordinary Shares for ADSs or an exchange of ADSs for our Ordinary Shares if the depositary has not taken any action inconsistent with the material terms of the deposit agreement for the ADSs or the U.S. Holder’s ownership of the underlying Ordinary Shares. A U.S. Holder’s tax basis in the Ordinary Shares received in exchange for ADSs will be the same as its tax basis in the ADSs, and the holding period in the shares will include the holding period in the ADSs.

Taxation of Dividends and Other Distributions on the ADSs or Our Ordinary Shares

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize ordinary dividend income in an amount equal to the amount of any cash and the value of any property we distribute as a distribution with respect to the U.S. Holder’s Ordinary Shares (or ADSs), to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when the distribution is received (or when received by the depositary in the case of ADSs). We do not intend to maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions paid with respect to our Ordinary Shares or the ADSs generally will be treated as dividends. Dividends will not be eligible for the dividends received deduction generally allowable to U.S. corporations. Dividends paid on our Ordinary Shares or the ADSs will be treated as “qualified dividends” taxable at preferential rates, if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC, and (iii) the U.S. Holder satisfies certain holding period and other requirements. The Tax Convention has been approved for the purposes of the qualified dividend rules and we believe we will be eligible for the benefits of the Tax Convention.

Dividend income will include any amounts withheld in respect of Japanese taxes and will be treated as foreign-source income for foreign tax credit purposes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on our Ordinary Shares or the ADSs generally will be creditable against the U.S. Holder’s U.S. federal income tax liability to the extent such taxes do not exceed any reduced withholding rate available under the Tax Convention. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct creditable foreign taxes, including Japanese taxes, in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued by the U.S. Holder in the taxable year.

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Dividends paid in a currency other than U.S. dollars will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt (or the date of the depositary’s receipt in the case of ADSs), whether or not the payment is converted into U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of the distribution if the foreign currency is converted into U.S. dollars on the date the distribution is received. If the foreign currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the foreign currency. The foreign currency gain or loss (if any) generally will be treated as ordinary income or loss to the U.S. Holder and generally will be treated as U.S.-source income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares or ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. As stated, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ADSs or Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADSs or Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

PFIC Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this Offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of the ADSs or our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this Offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets, we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this Offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of the ADSs or our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of the ADSs or our Ordinary Shares and the amount of cash we raise in this Offering. Accordingly, fluctuations in the market price of the ADSs or Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this Offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of the ADSs or our Ordinary Shares from time to time and the amount of cash we raise in this Offering) that may not be within our control. If we are a PFIC for any year during which you hold ADSs or Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may still avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ADSs or Ordinary Shares.

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If we are a PFIC for your taxable year(s) during which you hold ADSs or Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or Ordinary Shares cannot be treated as capital, even if you hold the ADSs or Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ADSs or Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Ordinary Shares as of the close of such taxable year over your adjusted basis in such ADSs or Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ADSs or Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ADSs or Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ADSs or Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or Ordinary Shares. Your basis in the ADSs or Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on the ADSs or our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ADSs or Ordinary Shares are regularly traded on Nasdaq and if you are a holder of ADSs or Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ADSs or Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ADSs or Ordinary Shares, including regarding distributions received on the ADSs or Ordinary Shares and any gain realized on the disposition of the ADSs or Ordinary Shares.

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If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold the ADSs or our Ordinary Shares, then such ADSs or Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ADSs or Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ADSs or Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ADSs or Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for the ADSs or our Ordinary Shares when inherited from a decedent that was previously a holder of the ADSs or our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ADSs or our Ordinary Shares, or a mark-to-market election and ownership of those ADSs or Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits the ADSs or our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ADSs or Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs or our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or our Ordinary Shares and proceeds from the sale, exchange, or redemption of the ADSs or our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to the ADSs or our Ordinary Shares, subject to certain exceptions (including an exception for ADSs or Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs or Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

102

UNDERWRITING

We will enter into an underwriting agreement with R.F. Lafferty & Co., Inc., as the Representative of the several underwriters in this Offering, with respect to the ADSs to be sold in this Offering. Subject to certain conditions, we will agree to sell to the underwriters, and the underwriters have severally agreed to purchase the number of ADSs provided below opposite their respective names.

Underwriters	Number of ADSs
R.F. Lafferty & Co., Inc.	[*]
Total

A copy of the form of underwriting agreement will be filed as an exhibit to the registration statement of which this prospectus is part.

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement will provide that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs if any such ADSs are taken. However, the underwriters are not required to take or pay for the securities covered by the Representative’s over-allotment option described below.

Over-Allotment Option

We have granted the Representative an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the Representative to purchase a maximum of fifteen percent (15%) of the Ordinary Shares sold in the Offering from us, solely to cover over-allotments, if any. If the Representative exercises all or part of this option, it will purchase ADSs covered by the option at the initial public offering price per ADS that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total net proceeds, before expenses, to us will be $[  ].

Underwriting Discounts and Expenses

The Representative has advised us that the underwriters propose to offer the ADSs to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession. The underwriters may allow, and certain dealers may reallow, a discount from the concession to certain brokers and dealers. After this Offering, the initial public offering price, concession, and reallowance to dealers may be changed by the Representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The ADSs are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the initial public offering price, underwriting discount, and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the Representative of the over-allotment option, as indicated.

	Per ADS	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Initial public offering price	$	$	$
Underwriting discounts(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	Represents an underwriting discount equal to 7.0% per ADS or 5.0% per ADS for the proceeds from investors identified and introduced directly by the Company.

103

We have agreed to pay to the underwriters by deduction from the net proceeds of the Offering contemplated herein; a non-accountable expense allowance equal to 1.0% of the gross proceeds received by us from the sale of the ADSs.

We have agreed to pay an expense deposit of $50,000 (the “Advance”) to the Representative, $25,000 upon execution of an engagement letter relating to this Offering and the other $25,000 due upon the initial filing of the registration statement, which will be applied against the actual out-of-pocket accountable expenses that will be incurred by the underwriters in connection with this Offering, and will be reimbursed to us to the extent not incurred.

We have also agreed to pay the Representative’s out-of-pocket accountable expenses, including but not limited to road show expenses for the Offering, the costs of all mailing and printing of the underwriting documents, registration statements, prospectuses and all amendments, supplements and exhibits, the costs and expenses of the public relations firm, background checks on the Company’s senior management and board of directors, the $5,000 cost associated with the Representative’s clearing system data services and communications expenses, and the $10,000 cost associated with the Representative’s Capital IQ system for comparable company analysis and valuation. We have agreed to be responsible for the Representative’s legal fees and expenses irrespective of whether this Offering is consummated or not and the maximum amount of legal fees, costs, and expense incurred by the Representative that we will be responsible must not exceed (i) $75,000, in the event that there is no closing of this Offering, and (ii) $200,000, in the event that there is a closing of this Offering.

We estimate that expenses payable by us in connection with this Offering, other than the underwriting discounts referred to above and underwriter expense allowance and reimbursement, will be approximately $[  ].

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Tail Financing

If, during the period that is 12 months following the closing of this Offering, we consummate a financing with investors with whom we have had a conference call or a meeting arranged by the Representative during the period in which we engaged the Representative, we will pay the representative a fee equal 7.0% of the proceeds of such financing and warrants to purchase a number of ADSs equal to 4.0% of the aggregate number of ADSs sold in this Offering at an exercise price equal to 110% of the Offering price of the ADSs sold in this Offering.

Lock-Up Agreements

We, all of our directors, officers and any other holder(s) of 5.0% of the Ordinary Shares as of the effective date of this prospectus (and all holders of securities exercisable for or convertible into Ordinary Shares) have agreed, subject to certain exceptions set forth in the underwriting agreement, to enter into customary lock-up agreements with the Representative that, for a period of 180 days after the closing of this Offering, we and they will not, without the prior written consent of the Representative, offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities.

104

Right of First Refusal

We have agreed to grant the Representative the right of first refusal to act as sole managing underwriter and dealer manager, book runner or sole placement agent for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offering for a period of 12 months from the closing of this Offering, excluding (i) shares issued under any compensation or stock option plan approved by our shareholders and (ii) equity securities issued as an incentive or compensation for our employees, directors or officers our those of our subsidiaries.

Listing

We intend to apply to list the ADSs on Nasdaq under the symbol “CTMB”. At this time, Nasdaq has not yet approved our application to list the ADSs, and there is no guarantee or assurance that the ADSs will be approved for listing on Nasdaq.

Price Stabilization, Short Positions, and Penalty Bids

In connection with the Offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment transactions involve sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising the over-allotment option and/or purchasing ADSs in the open market.

●	Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the Offering.

●	Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of the ADSs or preventing or mitigating a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor the underwriters make any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

105

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters of this Offering, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Determination of the Initial Public Offering Price

Prior to this Offering, there has been no public market for the ADSs. The initial public offering price of the ADSs offered by this prospectus will be determined by negotiation between us and the underwriters. Among the factors to be considered in determining the initial public offering price of the ADSs are:

●	Our history and our prospects;

●	Our financial information and historical performance;

●	The industry in which we operate;

●	The status and development prospects for our services;

●	The experience and skills of our senior management; and

●	The general condition of the securities markets at the time of this Offering.

We offer no assurances that the public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to this Offering or that an active trading market for the ADSs will develop and continue after this Offering.

Selling Restrictions Outside the United States

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation, or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules, and regulations of any such country or jurisdiction.

106

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts that we expect to incur in connection with this Offering. With the exception of the SEC registration fee, the FINRA filing fee, and the Nasdaq listing fee, all amounts are estimates.

SEC Registration Fee	$
Nasdaq Listing Fee		$2,372
FINRA Filing Fee		$50,000
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Printing and Engraving Expenses	$
Underwriter Out-of-Pocket Non-Accountable Expense Allowance	$
Investor Relations Fee	$
Miscellaneous Expenses	$
Total Expenses	$

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of ADSs sold in the Offering.

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Ordinary Shares represented by the ADSs offered in this Offering and certain other legal matters as to Japanese law will be passed upon for us by TMI Associates. Rimon P.C. is acting as counsel to the Representative in connection with this Offering with respect to certain legal matters as to United States federal securities and New York State law.

EXPERTS

The financial statements for the fiscal years ended May 31, 2024 and 2023 included in this prospectus have been so included in reliance on the report of Onestop Assurance PAC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, of which this prospectus forms a part, including relevant exhibits, under the Securities Act with respect to the underlying Ordinary Shares represented by the ADSs to be sold in this Offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

107

CENTER MOBILE CO., LTD AND SUBSIDIARIES

F-1

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Center Mobile Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Center Mobile Co., Ltd. and its subsidiaries (collectively, the “Company”) as of May 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the two years in the period ended May 31, 2024, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of May 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for each of the two years in the period ended May 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

Singapore

October 21, 2024

PCAOB ID number: 6732

We have served as the Company’s auditor since 2024.

F-2

Center Mobile Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(Yen in thousands)

	May 31, 2024	May 31, 2023
ASSETS
Current assets
Cash and deposits	¥365,017	¥517,101
Accounts receivable	466,741	550,179
Inventories	20,684	14,650
Short-term loans receivable - related party	40,976	37,652
Accrued interest - related party	742	343
Income taxes receivable	38,635	-
Share offering costs	39,409	-
Other current assets	37,310	6,420
Total current assets	1,009,514	1,126,345
Non-current assets
Property and equipment, net	84,289	89,549
Operating lease right-of-use assets	41,096	46,230
Software	7,398	4,441
Guarantee deposits	18,256	20,734
Other assets	34,471	44,369
Total non-current assets	185,510	205,323
Total assets	¥1,195,024	¥1,331,668

See the accompanying notes, which are an integral part of these consolidated financial statements.

F-3

Center Mobile Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(Yen in thousands, except share data)

	May 31, 2024	May 31, 2023
LIABILITIES
Current liabilities
Accounts payable	¥309,558	¥336,654
Accrued expenses	41,624	22,823
Accrued expenses - related party	308	329
Accrued consumption taxes	30,897	60,070
Current portion of bonds	19,358	19,164
Current portion of long-term loans	10,008	10,008
Current operating lease liabilities	22,697	20,107
Contract liabilities	29,186	25,589
Deposits received	8,536	6,995
Income taxes payable	415	117,052
Other current liabilities	3,669	4,050
Total current liabilities	476,256	622,841
Non-current liabilities
Bonds	49,254	68,611
Long-term loans	18,308	28,316
Non-current operating lease liabilities	19,905	29,282
Deferred tax liabilities	36,252	27,893
Other liabilities	7,510	7,464
Total non-current liabilities	131,229	161,566
Total liabilities	¥607,485	¥784,407
SHAREHOLDERS’ EQUITY
Ordinary shares:50,000,000 shares authorized, 8,000,153 shares issued and outstanding as of May 31, 2024 and 2023 with no stated value.	¥15,850	¥15,850
Capital surplus	14,850	14,850
Retained earnings	556,839	516,561
Total shareholders’ Equity	587,539	547,261
Total liabilities and equity	¥1,195,024	¥1,331,668

See the accompanying notes, which are an integral part of these consolidated financial statements.

F-4

Center Mobile Co., Ltd.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Yen in thousands, except share and per share data)

	Fiscal Year Ended May 31, 2024	Fiscal Year Ended May 31, 2023
Revenue	¥1,583,214	¥1,760,423
Cost of revenue	(917,763)	(777,375)
Gross profit	665,451	983,048

Operating expenses
Selling, general and administrative expenses	(596,247)	(561,057)
Total operating expenses	(596,247)	(561,057)

Operating income	69,204	421,991

Other income (expenses):
Interest income - related party	398	165
Interest expenses	(1,448)	(995)
Total other (expenses), net	(1,050)	(830)

Income before income taxes	68,154	421,161
Income tax expenses	(27,876)	(129,437)
Net income	40,278	291,724

Other comprehensive income	-	-
Total comprehensive income	¥40,278	¥291,724
Earnings per share:
Basic and Diluted	¥5.03	¥36.46
Weighted average number of ordinary shares outstanding
Basic and Diluted	8,000,153	8,000,153

See the accompanying notes, which are an integral part of these consolidated financial statements.

F-5

Center Mobile Co., Ltd.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Yen in thousands, except share data)

	Shareholders’ equity
	Number of Shares	Share Capital	Capital Surplus	Retained Earnings	Total
Balance at June 1, 2022	8,000,153	¥15,850	¥14,850	¥224,837	¥255,537

Net income	-	-	-	291,724	291,724
Balance at May 31, 2023	8,000,153	¥15,850	¥14,850	¥516,561	¥547,261

Net income	-	-	-	40,278	40,278
Balance at May 31, 2024	8,000,153	¥15,850	¥14,850	¥556,839	¥587,539

See the accompanying notes, which are an integral part of these consolidated financial statements.

F-6

Center Mobile Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Yen in thousands)

	Fiscal Year Ended May 31, 2024	Fiscal Year Ended May 31, 2023
Cash flows from operating activities:
Net income	¥40,278	¥291,724
Depreciation and amortization	6,792	5,500
Changes in operating assets and liabilities:
Decrease in accounts receivable	83,438	34,375
(Increase) in inventories	(6,034)	(3,764)
(Increase) in other receivable	(22,390)	(860)
(Increase) in income taxes receivable	(38,635)	-
(Decrease) in accounts payable	(27,097)	(53,494)
Increase in accrued expenses	18,801	13,598
Increase in contract liabilities	3,597	12,150
(Decrease) increase in income taxes payable	(116,637)	51,064
(Decrease) increase in consumption tax payable	(29,173)	22,375
Increase (decrease) in deferred tax liabilities	8,359	(7,464)
Other, net	3,010	(2,882)
Net cash flows (used in) provided by operating activities	(75,691)	362,322

Cash flows from investing activities:
Purchases of property and equipment	(4,488)	(62,112)
Purchase of investments	-	(33,863)
Payments of short-term loans receivable	-	(800)
Payments of short-term loans receivable - related party	(3,324)	(29,089)
Net cash flows (used in) investing activities	(7,812)	(125,864)

Cash flows from financing activities:
Repayments for long-term loans	(10,008)	(10,008)
Proceeds from issuance of bonds	-	100,000
Redemption of bonds	(19,164)	(9,515)
Payment for debt issuance costs	-	(2,710)
Payments of listing expenses	(39,409)	-
Net cash flows (used in) provided by financing activities	(68,581)	77,767
Net (decrease) increase in cash and cash equivalents	(152,084)	314,225
Cash and cash equivalents at the beginning of the fiscal year	517,101	202,876
Cash and cash equivalents at the end of the fiscal year	¥365,017	¥517,101

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	¥624	¥510
Cash paid for taxes	175,766	86,692

See the accompanying notes, which are an integral part of these consolidated financial statements.

F-7

Center Mobile Co., Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2024

NOTE 1 – ORGANIZATION AND BUSINESS

Description of Business

Center Mobile Co., Ltd. (“Center Mobile”) and its subsidiary (collectively, the “Company”) are a mobile connectivity and wireless communications services provider in Japan, offering a full range of 4G LTE voice, texting, and data services covering all areas throughout Japan. The Company was incorporated in Japan in June 2020. The Company also has an innovative business model that allows its customers to lower their monthly fees for the Company’s services by watching advertisements or playing games through its proprietary app, “PLAIO.” The Company offers mobile connectivity and wireless communications services on a monthly basis for specified quantities of minutes or amounts of data selected in advance. The Company currently also operates an outsourcing business, under which it works as a staffing agency, and its goal and policy are to provide a more stable working environment and conditions for job seekers. Unlike most of the staffing agencies in Japan that only hire job seekers and dispatch them to their corporate clients without providing much training, leaving the training to such corporate clients, the Company hires job seekers as its full-time employees and provides basic training to help them fit into the workplaces and positions that the Company considers the best match for them based on their willingness, interests, personalities, experiences, requirements, and the Company’s corporate clients’ needs before dispatching them to its corporate clients. In addition to the mobile network services and outsourcing service, the Company currently also operates a travel business. Through cooperating with the travel business partners, the Company operates a portal site that allows customers to purchase travel plans such as hotel plus airplane ticket set plans or hotel plus Shinkansen (Japanese bullet trains) ticket travel plans offered by its travel business partners.

The consolidated financial statements of the Company include Center Mobile and the entity below:

	Date of Incorporation or Acquisition	Place of Incorporation	Percentage of Direct or Indirect Economic Ownership
Subsidiary
Pay Storage Co., Ltd. (“Pay Storage”)	June 2022	Japan	100.0%

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The financial statements and related disclosures have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The financial statements have been prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles of the United States (“U.S. GAAP”).

The accompanying consolidated financial statements are presented in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary . All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and judgments will also affect the reported amounts for certain expenses during the reporting period. Significant estimates and assumptions are reflected in valuation and disclosure of accounts, including inventories, long-lived assets, leases, asset retirement obligations, and deferred tax liabilities. Actual results could differ from these good faith estimates and judgments.

F-8

Cash and Deposits

Cash and deposits include cash on hand and deposits in banks that are unrestricted as to withdrawal or use. All highly liquid investments acquired with original maturities of three months or less are considered to be cash equivalents. The Company had no cash equivalents as of May 31, 2024 and 2023.

Accounts Receivable

Accounts receivable represent the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). The Company’s account receivable balances are unsecured, bear no interest, and are due upon normally within a year from the date of the sale. The balance is presented net of an allowance for credit losses. Allowance for credit losses for accounts receivable is maintained for all customers based on ASC 326 “Financial Instruments—Credit Losses,” based on historical experiences of credit losses and reasonable and supportable forecasts. An additional reserve for individual accounts is recorded when the Company becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. When all collection options, including legal recourse, are exhausted, the accounts or portions thereof are deemed to be uncollectable and charged against the allowance.

There was no allowance for credit losses as of May 31, 2024 and 2023.

Inventories

Inventories consist of merchandise, including smartphone-related products and cosmetic products. Estimates of the lower of cost and net realizable value of inventory are determined by comparing the actual cost of the inventory to the estimated selling prices in the ordinary course of business based on current market and economic conditions, less reasonably predictable costs of completion, disposal, and transportation of the inventory.

Property and Equipment

Property and equipment are stated at cost.

	Useful life	Depreciation method
Buildings	24-27 years	Straight-line method
Leasehold improvements	10 years	Straight-line method
Vehicles	2 years	Straight-line method
Tool, furniture, and fixtures	3 years	Straight-line method
Land	Indefinite	-

Maintenance and repairs are charged to expenses as incurred. Improvements of a major nature are capitalized. Construction in progress is not depreciated until ready for service at the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are reflected in income.

The long-lived assets of the Company are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment” (“ASC No. 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment is recognized by measuring the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment losses were recorded during the fiscal years ended May 31, 2024 and 2023.

F-9

Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of ASC 606 is that the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The ASC 606 revenue recognition model consists of the following five steps:

(1)	identifying a contract with a customer,

(2)	identifying the performance obligations in the contract,

(3)	determining the transaction price,

(4)	allocating the transaction price to the performance obligations in the contract, and

(5)	recognizing revenue when (or as) the entity satisfies a performance obligation.

For an arrangement to qualify as a contract, it must be probable that the Company will collect the consideration to which it is entitled for the goods or services to be transferred. Once the contract is determined to be within the scope of ASC 606, the Company assesses the promised goods or services in each contract and determines whether those are performance obligations and the related transaction price. The Company then recognizes the sale of goods based on the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied.

The Company recognizes revenue from mobile network service, sales of advertisement, outsourcing service, and travel business sales.

Mobile network service segment

Revenue from mobile network service

Revenue from mobile network service is recognized over time during the period the network services are provided to end users.

Advertising segment

Revenue from sales of advertisement

Revenue from sales of advertisement is recognized at a point in time when the Company completes providing advertisements to end users through the Company’s mobile network.

Outsourcing service segment

Revenue from outsourcing service

Revenue from outsourcing services as a staffing agency is recognized over time during the period the human resources are provided to the customers. In addition, revenue from outsourcing service as an intermediary is recognized at a point in time when a customer hires a job seeker introduced by the company and after the period stipulated in the contract has elapsed.

Travel business segment

Revenue from travel business sales

Revenue from travel business sales is recognized over time during the period the Company provides subscription services to customers that allow them to purchase travel plans such as hotel plus airplane ticket set plans or hotel plus Shinkansen (Japanese bullet trains) ticket travel plans offered by its travel business partners through the Company’s portal.

Leases

The Company determines if an arrangement is or contains a lease at inception or modification of the arrangement. An arrangement is or contains a lease if the right to control the use of an identified asset is conveyed for a period in exchange for consideration. Control over the use of the identified assets means that the lessee has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

F-10

If the Company is a lessee, it classifies its lease as either a finance lease or an operating lease. If the Company is a lessor, it classifies its lease as a sale-type lease, a direct financing lease, or an operating lease. The Company uses the following criteria to determine if a lease is a finance lease (as a lessee) or a sales-type lease or a direct financing lease (as a lessor):

(i) ownership of the underlying asset is transferred from lessor to lessee by the end of the lease term;

(ii) an option to purchase is reasonably certain to be exercised;

(iii) the lease term is for the major part of the underlying asset’s remaining economic life;

(iv) the present value of lease payments equals or exceeds substantially all of the fair value of the underlying assets; or

(v) the underlying asset is specialized and is expected to have no alternative use at the end of the lease term.

If the Company meets any of the above criteria, it accounts for the lease as a finance lease, a sales-type lease, or a direct financing lease. If the Company does not meet any of the criteria, it accounts for the lease as an operating lease.

Lessee accounting

The Company recognizes right-of-use assets and lease liabilities for all leases, except those with a term of 12 months or less, as it has elected to apply the short-term lease recognition exemption. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are classified and recognized at the commencement date of a lease. Lease liabilities are measured based on the present value of fixed lease payments over the lease term. Right-of-use assets consist of (i) initial measurement of the lease liability; (ii) lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) initial direct costs incurred by the Company.

As the rates implicit on the Company’s leases for which it is the lessee are not readily determinable, the Company uses its incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments. When determining the incremental borrowing rate, the Company assesses multiple variables such as lease term, collateral, economic conditions, and its creditworthiness.

Advertising Expenses

The Company expenses advertising costs as they incurred. Total advertising expenses were ¥57,455 thousand and ¥11,302 thousand for the fiscal years ended May 31, 2024 and 2023, respectively, and were included as part of selling, general, and administrative expenses.

Income Taxes

The Company adopted FASB ASC 740, Income Taxes, at its inception. Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes the financial statement effects of tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income taxes in the consolidated statements of operations and comprehensive income.

F-11

Segments

ASC 280, “Segment Reporting,” requires the use of the “management approach” model for segment reporting. The management approach model is based on how a company’s chief operating decision maker organizes segments within the company when making operating decisions, assessing performance, and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

The Company’s reportable segments consist of mobile network service segment, advertising segment, outsourcing service segment, and travel business segment.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the reporting period. Diluted net income per share reflects the potential dilution that could occur if stock options and other commitments to issue ordinary shares were exercised or equity awards vest resulting in the issuance of ordinary shares that could share in the net income of the Company.

Related Parties and Transactions

The Company identifies related parties, accounts for, and discloses related party transactions in accordance with ASC 850, “Related Party Disclosures,” and other relevant ASC standards.

Parties, which can be an entity or individual, are considered to be related if they have the ability, directly or indirectly, to control the Company or exercise significant influence over the Company in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Recently Issued Accounting Pronouncements

The Company does not believe that any recently issued effective pronouncements, or pronouncements issued but not yet effective, if adopted, would have a material effect on the accompanying financial statements.

F-12

NOTE 3 - INVENTORIES

The following table summarizes the components of the Company’s inventories as of the dates presented:

	Thousands of Yen
	May 31, 2024	May 31, 2023
Merchandises
Smartphone-related products	¥13,606	¥6,996
Cosmetic products	7,078	7,654
Total	¥20,684	¥14,650

NOTE 4 – OTHER CURRENT ASSETS

The following table summarizes the components of the Company’s other current assets as of the dates presented:

	Thousands of Yen
	May 31, 2024	May 31, 2023
Other receivable	¥23,250	¥860
Investment	10,000	-
Prepaid expenses	3,866	4,479
Other	194	1,081
Total	¥37,310	¥6,420

NOTE 5 – PROPERTY AND EQUIPMENT

The following table summarizes the components of the Company’s property and equipment as of the dates presented:

	Thousands of Yen
	May 31, 2024	May 31, 2023
Buildings	¥17,922	¥17,922
Leasehold improvements	7,409	10,052
Vehicles	2,740	2,740
Tools, Furniture, and Fixtures	693	373
Land	65,445	65,445
	94,209	96,532
Accumulated depreciation	(9,920)	(6,983)
Total	¥84,289	¥89,549

Depreciation expenses recorded under selling, general, and administrative expenses for the fiscal years ended May 31, 2024 and 2023 were ¥5,580 thousand and ¥4,716 thousand, respectively.

NOTE 6 – OTHER ASSETS

The following table summarizes the components of the Company’s other assets as of the dates presented:

	Thousands of Yen
	May 31, 2024	May 31, 2023
Investment	¥33,862	¥43,863
Other	609	506
Total	¥34,471	¥44,369

F-13

NOTE 7 – BANK BORROWINGS

The Company’s outstanding indebtedness borrowed from a bank consisted of the following:

	Thousands of Yen
Indebtedness	Weighted average interest rate*	Weighted average years to maturity*	Balance as of May 31, 2024	Balance as of May 31, 2023
Long-term loans
Unsecured loans
Fixed rate loans	0.54%	2.83	¥28,316	¥38,324
Total long-term loans	0.54%	2.83	¥28,316	¥38,324

Less: current portion			¥(10,008)	¥(10,008)
Non-current portion			¥18,308	¥28,316

*Pertained to information for loans outstanding as of May 31, 2024.

The Company borrowed loans from a bank for working capital purposes.

Interest expenses for long-term loans were ¥177 thousand and ¥226 thousand for the fiscal years ended May 31, 2024 and 2023, respectively.

The guaranty information for the Company’s outstanding loans as of May 31, 2024 and 2023 consisted of the following:

	Thousands of Yen
	May 31, 2024	May 31, 2023
Guaranteed by CEO	¥28,316	¥38,324

As of May 31, 2024, future minimum payments for long-term loans were as follows:

Thousands of Yen
Fiscal Years Ending May 31,	Principal Repayment
2025	¥10,008
2026	10,008
2027	8,300
Total	¥28,316

NOTE 8 – BONDS

The Company has issued corporate bonds through a bank, which consist of the following:

Thousands of Yen
Name of Bank	Principal Amount	Issuance Date	Maturity Date	Annual Interest Rate	Balance as of May 31, 2024	Balance as of May 31, 2023
Lender 1	¥100,000	9/26/2022	9/24/2027	0.50%	¥70,000	¥90,000
Aggregate outstanding principal balances					70,000	90,000
Less: unamortized bond issuance costs					(1,388)	(2,225)
Less: current portion					(19,358)	(19,164)
Non-current portion					¥49,254	¥68,611

Interest expenses for corporate bonds were ¥1,218 thousand and ¥721 thousand for the fiscal years ended May 31, 2024 and 2023, respectively.

NOTE 9 - LEASES

Lessee

The Company has entered into operating leases for office and stores, with terms ranging from 2 to 4 years. The estimated effect of lease renewal and termination options, as applicable, that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities is included in the consolidated financial statements.

F-14

Operating lease expenses for lease payments are recognized on a straight-line basis over the lease term.

The following table presents supplement information related to the Company’s leases:

	Thousands of Yen
	For the Fiscal Years Ended May 31,
	2024	2023
Operating lease costs	¥20,443	¥17,327
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	¥22,096	¥14,083
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	¥15,042	¥34,519

Weighted average remaining lease term (years)	2.09	2.82
Weighted-average discount rate (per annum)	0.65%	0.62%

As of May 31, 2024, the future maturity of lease liabilities was as follows:

Fiscal Years Ending May 31,	Thousands of Yen
2025	¥22,906
2026	15,649
2027	4,341
Total lease payments	42,896
Less: imputed interest	(294)
Total lease liabilities	42,602
Less: current portion	(22,697)
Non-current lease liabilities	¥19,905

NOTE 10- SHAREHOLDERS’ EQUITY

The Company is authorized to issue 50,000,000 ordinary shares. As of May 31, 2024 and 2023, there were 8,000,153 ordinary shares issued and outstanding. All of the issued shares as of May 31, 2024 and 2023 were paid in full.

On June 24,  2024, the Company’s board of directors approved a 31,129-for-1 share split of its issued and outstanding ordinary shares. On July 1, 2024, the Company effected a 31,129-for-1 share split of its issued and outstanding ordinary shares. In connection with the share split, the total number of outstanding ordinary shares increased from 257 to 8,000,153. The number of shares reflects the retrospective presentation of a 31,129-for-1 share split in 2024.

Under the Companies Act of Japan (the “Companies Act”), issuances of capital shares, including conversions of bonds and notes, are required to be credited to the share capital account for at least 50% of the proceeds and to the legal capital surplus account (“capital surplus”) for the remaining amounts.

The Companies Act permits that share capital, capital surplus, and retained earnings can be transferred among these accounts under certain conditions upon the approval of a general meeting of shareholders. The Companies Act limits the increase of paid in capital in case disposition of treasury shares and issuance of ordinary shares are performed at the same time.

F-15

NOTE 11 – CONTRACT LIABILITIES

The following table summarizes the changes in contract liabilities as of the dates presented:

	Thousands of Yen
	May 31 2024	May 31 2023

Balances at the beginning of the year	¥25,589	¥13,439
Billings	29,186	25,589
Revenue recognized	(25,589)	(13,439)
Balances at the end of the year	¥29,186	¥25,589

NOTE 12 - RELATED PARTY TRANSACTIONS

The related parties that had material transactions with the Company during the fiscal years ended May 31, 2024 and 2023 consisted of the following:

Name of Related Parties	Nature of Relationship at May 31, 2024
Tatsuya Nakagoshi	CEO of the Company
Center Porter Co., Ltd.	A company controlled by CEO of the Company

As of May 31, 2024 and 2023, short-term loans receivable due from the related party on the consolidated financial statements were as follows:

		Thousands of Yen
Short-term loans receivable		May 31, 2024	May 31, 2023
Tatsuya Nakagoshi	Short-term loans receivable with an interest rate of 0.9% per annum	¥40,976	¥37,652

As of May 31, 2024 and 2023, the outstanding accrued interest income due from Tatsuya Nakagoshi was ¥742 thousand and ¥343 thousand, respectively. Interest income for loans receivable due from the related party was ¥398 thousand and ¥165 thousand for the fiscal years ended May 31, 2024 and 2023, respectively.

The loan was made to Mr. Nakagoshi to advance Mr. Nakagoshi’s personal expenses, and Mr. Nakagoshi repaid all outstanding loan in October 2024.

As of May 31, 2024 and 2023, accrued expenses due to the related party on the consolidated financial statements were as follows:

		Thousands of Yen
Accrued expenses		May 31, 2024	May 31, 2023
Center Porter Co., Ltd.	Cosmetics sales commission	¥308	¥329

Sales commission expenses to the related party were ¥2,273 thousand and ¥3,710 thousand for the fiscal years ended May 31, 2024 and 2023, respectively.

NOTE 13 - INCOME TAX

Center Mobile and Pay Storage conduct their major businesses in Japan and are subject to tax in this jurisdiction. As a result of its business activities, Center Mobile and Pay Storage file tax returns that are subject to examination by the local tax authority. Income taxes in Japan applicable to the Company are imposed by the national, prefectural, and municipal governments. As of May 31, 2024, a tax year ended May 31, 2024 remained open for the local tax authority audit. The Company has received no notice of audit from the local tax authority for any of the open tax years.

F-16

For the fiscal years ended May 31, 2024 and 2023, the Company’s income tax expenses (benefit) were as follows:

	Thousands of Yen
	For the Fiscal Years Ended
	May 31,
	2024	2023
Current	¥19,517	¥136,901
Deferred	8,359	(7,464)
Total	¥27,876	¥129,437

A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of operations and comprehensive income to the Japanese statutory tax rate for the fiscal years ended May 31, 2024 and 2023 is as follows:

	Thousands of Yen
	For the Fiscal Years Ended
	May 31,
	2024	2023
Japanese statutory tax rate	34.59%	34.59%
Tax credit	(4.17)	(4.65)
Change in valuation allowance	11.59	1.86
Other adjustments	(1.11)	(1.07)
Effective tax rate	40.90%	30.73%

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities at May 31, 2024 and 2023 are presented below:

	Thousands of Yen
	May 31, 2024	May 31, 2023
Deferred income tax assets
Net operating losses carried forward	¥13,683	¥6,004
Operating lease liabilities	14,736	17,182
Contract liabilities	10,095	8,851
Asset retirement obligations	2,598	3,105
Accrued enterprise taxes	-	11,892
Others	2,515	1,082
Subtotal	43,627	48,116
Less valuation allowance	(15,734)	(7,832)
Total deferred income tax assets	¥27,893	¥40,284

Deferred income tax liabilities

Accounts receivable	¥(29,385)	¥(48,626)
Deferred listing expenses	(13,631)	-
Operating lease right-of-use assets	(14,176)	(15,991)
Enterprise taxes receivable	(5,217)	-
Other	(1,736)	(3,560)
Total deferred income tax liabilities	¥(64,145)	¥(68,177)

Deferred income tax liabilities, net	¥(36,252)	¥(27,893)

F-17

The realization of deferred tax assets is dependent upon the generation of sufficient taxable income of the appropriate character in future periods. The Company regularly assesses the ability to realize its deferred tax assets and establish a valuation allowance if it is more-likely-than-not that some portion of the deferred tax assets will not be realized. The Company weighs all available positive and negative evidence, including its earnings history and results of recent operations, projected future taxable income, and tax planning strategies.

The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence, such as the Company’s projections for growth. The adjustments of a valuation allowance against deferred tax assets may cause greater volatility in the effective tax rate in the periods in which the valuation allowance is adjusted. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, management believes it is probable that the Company will utilize the benefits of these deferred tax assets as of May 31, 2024 and 2023. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding the Company, effects by market conditions, effects of currency fluctuations, or other factors.

As of May 31, 2024, the Company had net operating loss carryforwards of ¥39,559 thousand, which can be carried forward for income tax purposes to reduce future taxable income. Periods available to reduce future taxable income range from one to ten years as follows:

Thousands of Yen
After eight years through nine years	¥17,357
After nine years through ten years	22,202
Total	¥39,559

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company is involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s consolidated financial statements.

NOTE 15 – SEGMENT INFORMATION

The following table shows information by reportable segment for the fiscal years ended May 31, 2024 and 2023:

	Thousands of Yen
	Mobile Network Service	Advertising	Outsourcing Service	Travel business	Others	Reconciling Items	Consolidated
May 31, 2024
Net sales:
External customers	¥1,060,420	¥79,194	¥264,878	¥142,146	¥36,576	¥-	¥1,583,214
Intersegment	97,873	-	-	-	-	(97,873)	-
Total	1,158,293	79,194	264,878	142,146	36,576	(97,873)	1,583,214
Cost of revenue
External vendors	(654,678)	-	(224,597)	(23,994)	(14,494)	-	(917,763)
Intersegment	(8,932)	(84,985)	-	(232)	(3,724)	97,873	-
Total	(663,610)	(84,985)	(224,597)	(24,226)	(18,218)	97,873	(917,763)
Operating expenses	-	-	-	-	-	(596,247)	(596,247)
Operating income (loss)	494,683	(5,791)	40,281	117,920	18,358	(596,247)	69,204
Other expenses	-	-	-	-	-	(1,050)	(1,050)
Income (loss) before income taxes	494,683	(5,791)	40,281	117,920	18,358	(597,297)	68,154
Depreciation and amortization	-	-	-	-	-	6,792	6,792
Capital expenditures	-	-	-	-	-	4,488	4,488

F-18

	Thousands of Yen
	Mobile Network Service	Advertising	Outsourcing Service	Travel Business	Others	Reconciling Items	Consolidated
May 31, 2023
Net sales:
External customers	¥1,312,062	¥83,662	¥73,397	¥229,804	¥61,498	¥-	¥1,760,423
Intersegment	108,209	-	-	-	-	(108,209)	-
Total	1,420,271	83,662	73,397	229,804	61,498	(108,209)	1,760,423
Cost of revenue
External vendors	(648,996)	-	(46,988)	(67,470)	(13,921)	-	(777,375)
Intersegment	(6,855)	(89,937)	-	(612)	(10,805)	108,209	-
Total	(655,851)	(89,937)	(46,988)	(68,082)	(24,726)	108,209	(777,375)
Operating expenses	-	-	-	-	-	(561,057)	(561,057)
Operating income (loss)	764,420	(6,275)	26,409	161,722	36,772	(561,057)	421,991
Other expenses	-	-	-	-	-	(830)	(830)
Income (loss) before income taxes	764,420	(6,275)	26,409	161,722	36,772	(561,887)	421,161
Depreciation and amortization	-	-	-	-	-	5,500	5,500
Capital expenditures	-	-	-	-	-	95,975	95,975

Reconciling items include elimination of intersegment transactions and corporate expenses. Reconciling items in segment income (loss) includes amounts not allocated to each reportable segment that consist principally of corporate expenses of ¥591,928 thousand and ¥560,057 thousand for the fiscal years ended May 31, 2024 and 2023, respectively. Corporate expenses include certain director’s compensation. No asset information is provided for reportable operating segments, as these specified amounts are not included in the measure of segment income or loss reviewed by the Company’s chief operating decision maker.

NOTE 16 - NET INCOME PER SHARE

The computation of basic and diluted net income per share in accordance with ASC Topic 260 for the fiscal years ended May 31, 2024 and 2023 is as follows:

	Thousands of Yen except share and per share data
	For the Fiscal Years Ended May 31,
	2024	2023

Numerator:
Net income	¥40,278	¥291,724
Denominator:
Weighted average number of common shares outstanding used in calculating basic/diluted net income per share	8,000,153	8,000,153
Net income per share	¥5.03	¥36.46

NOTE 17 - CONSULTING AGREEMENT

On January 22, 2024, the Company entered into a consulting and services agreement with Spirit Advisors LLC (“Spirit Advisors”). Pursuant to the agreement, the Company agreed to compensate Spirit Advisors with warrants, which will be granted and be exercisable upon completion of the proposed initial public offering (“IPO”) for the period of 10 years to purchase 3% of the fully diluted share capital of the Company at the time of the IPO for an exercise price per share of U.S.$0.01, subject to adjustments as set forth in the warrant, for professional services to be provided by Spirit Advisors in connection with the IPO.

NOTE 18 - SUBSEQUENT EVENTS

On June 24, 2024, the Company’s board of directors approved a 31,129-for-1 share split of its issued and outstanding ordinary shares which was based on a record date of June 30, 2024. On July 1, 2024, the Company effected a 31,129-for-1 share split of its issued and outstanding ordinary shares following the receipt of shareholder approval. In connection with the share split, the total number of outstanding ordinary shares increased from 257 to 8,000,153.

Except for the above, the Company has assessed all events from June 1, 2024 through October 21, 2024, which is the date that the audited financial statements are available to be issued, and determined that there are not any material subsequent events that require disclosure in these audited financial statements.

F-19

[  ] American Depositary Shares
Representing [  ] Ordinary Shares

Center Mobile Co., Ltd.

_________________________

Prospectus dated [  ], 2024

_________________________

Until [  ], 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS.

Article 330 of the Companies Act makes the provisions of Part III, Chapter 2, Section 10 of the Civil Code of Japan applicable to the relationship between us and our directors. Section 10 of the Civil Code, among other things, provides in effect that:

(1)	any director of a company may demand advance payment of expenses which are considered necessary for the management of the affairs of such company entrusted to him;

(2)	if a director of a company has defrayed any expenses which are considered necessary for the management of the affairs of such company entrusted to him, he may demand reimbursement therefor and interest thereon after the date of payment from such company;

(3)	if a director of a company has assumed an obligation necessary for the management of the affairs of a company entrusted to him, he may require such company to perform it in his place or, if it is not due, to furnish adequate security; and

(4)	if a director, without any fault on his part, sustains damage through the management of the affairs of a company entrusted to him, he may demand compensation therefor from such company.

Pursuant to Article 430-2, paragraph 1 of the Companies Act, we may enter into an agreement with our directors providing that we promise to indemnify our directors and corporate auditors for all or part of the expenses and losses set forth below by a resolution of the board of directors meeting.

(1)	expenses disbursed by the officers, etc. (as defined under the Companies Act) to address alleged violations of the provisions of laws and regulations concerning the execution of duties or requests received in relation to pursuing liability;

(2)	the losses set forth below when our directors and corporate auditors are liable to pay compensation for damage caused to a third party in relation to the execution of duties:

(a)	losses arising as a result of paying compensation for the damage by the relevant directors; or

(b)	if a settlement is reached between the parties in relation to a dispute concerning compensation for damage, losses arising as a result of paying monies pursuant to the settlement by the relevant directors, etc.

Pursuant to Article 430-3, paragraph 1 of the Companies Act, we may enter into an insurance policy with an insurer under which the insurer promises to pay compensation for damage arising from our directors and corporate auditors bearing liability in relation to the execution of duties or the receipt of a demand pursuing relevant liability where our directors and corporate auditors are the insureds (excluding policies specified by the applicable Order of the Ministry of Justice as policies where there is no likelihood of substantial impairment of the appropriateness of the execution of duties by officers, etc. who are insured as a result of the execution of the insurance policies) by a by a resolution of the board of directors meeting.

Pursuant to Article 427, paragraph 1 of the Companies Act and our articles of incorporation, we may enter into an agreement with each of our non-executive directors and corporate auditors providing that such director or corporate auditor’s liability for damages to us shall be limited to the higher of either the amount we have determined in advance, or the amount prescribed by applicable laws and regulations, provided that such director or corporate auditor has acted in good faith and without gross negligence.

Further, pursuant to Article 426, paragraph 1 of the Companies Act and our articles of incorporation, we may, by resolution of the board of directors, release any of our directors and corporate auditors from liability for damages to us, provided that such director or corporate auditor has acted in good faith and without gross negligence to the extent permitted by applicable laws and regulations.

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ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

On September 24, 2021, the Company issued 2,970 Ordinary Shares for JPY10,000 per share, or an aggregate of JPY 29,700,000, to certain investors.

On April 15, 2024, the Company transferred its one treasury share to Mr. Tatsuya Nakagoshi for the consideration of JPY4,439,730.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-3 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

ITEM 9. UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(a) The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

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(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offerings.

(4) to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act (15 U.S.C. 77j(a)(3)) need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) that, for the purpose of determining liability under the Securities Act to any purchaser:

(i) if the issuer is relying on Rule 430B:

(A) each prospectus filed by the undersigned issuer pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offerings described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) if the issuer is relying on Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

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(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offerings required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offerings prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) the portion of any other free writing prospectus relating to the offerings containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) any other communication that is an offer in the offerings made by the undersigned Registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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EXHIBIT INDEX

Description
1.1*	Form of Underwriting Agreement
3.1*	Articles of Incorporation of the Registrant (English translation)
4.1*	Form of the American depositary receipt (included in Exhibit 4.2)
4.2*	Form of Deposit Agreement among the Registrant, [*], as depositary, and the owners and holders of ADSs issued thereunder
5.1*	Opinion of TMI Associates regarding the validity of Ordinary Shares being registered
10.1*	English Translation of Application License Agreement between the Registrant and FourM Co., Ltd.
10.2*	English Translation of Service Agreement between the Registrant and FreeBit Co., Ltd.
10.3*	English Translation of the form of OEM Service Agreement between the Registrant and its OEM Partners
10.4*	English Translation of the form of Franchise Agreement between the Registrant and its Franchise Store Owners
10.5*	English Translation of Consulting Agreement between the Registrant and the Japanese Technology Company
21.1*	List of Subsidiaries
23.1*	Consent of Onestop Assurance PAC
23.2*	Consent of TMI Associates (included in Exhibit 5.1)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
107*	Filing Fee Table

* To be filed by amendment

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Osaka, Japan, on [  ], 2024.

Center Mobile Co., Ltd.

By:
Mr. Tatsuya Nakagoshi
Representative Director and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned officers and directors of the Registrant, a Japanese corporation, which is filing this registration statement on Form F-1 with the U.S. Securities and Exchange Commission under the provisions of the Securities Act of 1933, as amended, and the Registrant’s Authorized Representative in the United States, hereby constitutes and appoints either of [Tatsuya Nakagoshi] or [Kazuo Iseji], and each of them, as such individual’s true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for such individual and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all other documents in connection therewith to be filed with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Representative Director and Chief Executive Officer	[ ], 2024
Name: Nakagoshi Tatsuya	(Principal Executive Officer)

	Director and Chief Financial Officer	[ ], 2024
Name: Kazuo Iseji	(Principal Financial and Accounting Officer)

	Director and Chief Technology Officer	[ ], 2024
Name: Yoshiaki Izutsu

	Director	[ ], 2024
Name: Shintaro Yamaguchi

	Director	[ ], 2024
Name: Yu Asano

	Director	[ ], 2024
Name: Yuki Hayakawa

	Director	[ ], 2024
Name: Yusuke Kanazawa

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SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America of Center Mobile Co., Ltd., has signed this registration statement or amendment thereto in New York, NY on [  ], 2024.

Authorized U.S. Representative

By:
Name:
Title:

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